Form 10-K405, Exhibit 13
period 1997-12-31
COMPUTER MOTION INC
filed 1998-03-30
CIK 906829

                                                                    EXHIBIT 13.1


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially due to factors that include, but are not limited to, the risks discussed herein under "Risk Factors," as well as those discussed in the "Risk Factors" section of the Company's Annual Report on Form 10-K.

OVERVIEW

Computer Motion, Inc. (the Company) develops and markets proprietary robotic and computerized surgical systems that are intended to enhance a surgeon's performance and centralize and simplify a surgeon's control of the operating room (OR). The Company believes that its products and technologies under development will provide surgeons with the precision and dexterity necessary to perform complex, minimally invasive surgical procedures, as well as enable surgeons to control critical devices in the OR through simple verbal commands. The Company believes that its products and technologies under development will broaden the scope and increase the effectiveness of minimally invasive surgery, improve patient outcomes and create a safer, more efficient and cost effective OR. The Company's current commercial product, AESOP(R), is a U.S. Food and Drug Administration (FDA) cleared, robotic endoscope positioning system. AESOP allows direct surgeon control of the endoscope through simple verbal commands, eliminating the need for a member of a surgical staff to manually control the camera, while providing a more stable and sustainable endoscopic image.

The Company's ZEUS(TM) Robotic Surgical System is designed to fundamentally improve a surgeon's ability to perform complex surgical procedures and enable new, minimally invasive surgical procedures, including fully endoscopic multivessel coronary artery bypass grafts (E-CABG(TM), which are currently impossible or very difficult to perform. ZEUS is comprised of three surgeon-controlled robotic arms, one of which positions the endoscope and two of which manipulate surgical instruments. The Company believes that ZEUS will improve a surgeon's dexterity and precision and enhance visualization of, and access to, confined operative sites. The Company also believes that new minimally invasive surgical procedures performed with ZEUS will result in reduced patient pain and trauma, fewer complications, lessened cosmetic concerns and shortened convalescent periods and will increase the number of patients qualified for certain surgical procedures. In addition, the Company believes that an increase in minimally invasive procedures will result in lower overall healthcare costs to providers, payors and patients. The Company has commenced pre-clinical testing in several medical centers and intends to seek clearance from the FDA to market ZEUS in the United States in 1998.

The Company's HERMES(TM) OR Control Center is designed to enable a surgeon to directly control multiple OR devices, including various laparoscopic, arthroscopic and video devices, as well as the Company's robotic devices, through simple verbal commands. HERMES is also designed to provide standardized visual and digitized voice feedback to a surgical team. The Company believes that the enhanced control and feedback provided by HERMES has the potential to improve safety, increase efficiency, shorten procedure times and reduce costs. The Company is currently performing HERMES functionality testing in human clinical procedures. Several 510(k) submissions relating to HERMES are pending with the FDA. The Company expects to receive regulatory clearance and to market HERMES through its OEM agreement with Stryker Corporation in 1998.

The Company has sustained significant losses since inception and expects to continue to incur significant losses due to research and development efforts, costs associated with obtaining regulatory approvals and clearances, continued marketing expenditures to increase sales and other costs associated with the Company's anticipated growth. Furthermore, the Company anticipates that its operating results may fluctuate significantly from quarter to quarter in the future, depending on a number of factors, many of which are outside the Company's control. These factors include timing and results of pre-clinical and clinical trials, delays associated with FDA and other clearance processes, changes in pricing policy by the Company or its competitors, the number, timing and significance of product enhancements and new products by the Company and its competitors, healthcare reimbursement policies and product quality issues.

RESULTS OF OPERATIONS

REVENUE. Revenue increased $2,554,000 (63%) to $6,611,000 in 1997 from $4,057,000 in 1996. The increase resulted almost entirely from a $2,360,000, or 81%, increase in AESOP sales. AESOP robotic arm unit sales and average selling prices increased by approximately 34% and 49%, respectively and were favorably impacted by the commercial introductions of the AESOP 2000 in the fourth quarter of 1996 and the AESOP 3000 in the fourth quarter of 1997. Development revenue associated with pre-clinical ZEUS activities in 1997 totaled $1,008,000, a 35% increase over the prior year. Development revenue associated with HERMES was $220,000 in 1997, a 16% increase over the prior year.

Revenue increased 79% to $4,057,000 in 1996 from $2,271,000 in 1995.
Approximately 50% of this increase was due to the commercial introduction of the AESOP 2000 in the fourth quarter of 1996. The Company also received additional revenue in 1996 as a result of the sale of ZEUS prototypes which accounted for approximately 35% of the increase.

GROSS PROFIT. Gross profit increased $2,318,000 (162%) to $3,748,000 in 1997 from $1,430,000 in 1996. Gross margin increased to 56.7% in 1997 as compared to 35.2% in 1996. The increase in gross margin was primarily due to significantly increased AESOP average selling prices, as well as some efficiencies of scale associated with increased unit production.

Gross profit increased to $1,430,000 in 1996 from $298,000 in 1995. Gross margin increased to 35.2% in 1996 as compared to 13.1% in 1995. Increases in selling price accounted for more than half of the increase in gross margin with efficiencies of scale associated with increased production accounting for most of the balance of the increase.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased $3,646,000 (88%) to $7,790,000 in 1997 as compared to $4,144,000 in 1996. Non-cash compensation charges related to the grant of stock, warrants and stock options of $1,057,000 in 1997 accounted for a significant portion of the increase. The balance of the increase was due to the addition of sales and managerial personnel and related recruiting and relocation costs, greater travel and business expenses, higher commissions based on the increased sales, and the cost of several conferences, including the Company's own international congress on computers and robotics.

Selling, general and administrative expenses increased 31% to $4,144,000 in 1996 as compared to $3,158,000 in 1995. The increase was due almost entirely to additional salary and commission paid as the Company increased its personnel in selling and administrative functions.

RESEARCH AND DEVELOPMENT. Research and development expenses increased $2,790,000 (205%) to $4,149,000 in 1997 as compared to $1,359,000 in 1996, primarily as a result of increased research and development efforts with respect to AESOP, HERMES, and most particularly ZEUS, as well as for building additional R&D and regulatory infrastructure.

Research and development expenses increased 84% to $1,359,000 in 1996 as compared to $739,000 in 1995. During 1996, the Company incurred additional costs for the development of voice control and more sophisticated user interfaces related to the enhanced version of AESOP as well as research and development efforts with respect to HERMES and ZEUS.

OTHER EXPENSE. Other expense was $1,015,000 in 1997 compared to other expense of $485,000 in 1996. Other expense in 1997 included the amortization of $1,000,000 of financing costs attributable to the fixed conversion feature of a convertible debenture and $442,000 of financing costs attributable to warrants issued with bridge debt, and was net of $776,000 of interest income derived primarily from investing the proceeds of the Company's initial public offering. Other expense in 1996 included $189,000 of financing costs attributable to warrants issued with bridge debt and $252,000 of interest expense, and was net of interest income of $14,000 derived from interest earned on operating bank accounts.

INCOME TAXES. Minimal provisions for the state income taxes have been recorded for the Company's pre-tax losses to date. At December 31, 1997, the Company had federal and state net operating loss carryforwards of approximately $18,000,000 and $8,000,000, respectively which are available to offset future federal and state taxable income. Federal carryforwards expire fifteen years after the year of loss and state carryforwards expire from five to seven years after the year of loss. The Company has provided a full valuation allowance on the deferred income tax asset because of the uncertainty regarding its realization.

FINANCIAL CONDITION

Since its inception, the Company's expenses have exceeded its revenues, resulting in an accumulated deficit of $21,653,000 as of December 31, 1997. Until its initial public offering, the Company had primarily relied on proceeds from issuance of preferred and common stock and bridge debt financing to fund its operations.

During the third quarter 1997, the Company filed an S-1 registration statement with the Securities and Exchange Commission (Registration No. 333-29505) for 2,875,000 shares of its common stock. The registration statement was granted effectiveness on August 11, 1997 and on August 15, 1997 the Company completed its initial public offering (IPO) by selling 2,500,000 shares of its common stock at $14.00 per share, less underwriting discounts and commissions of $.98 per share, to its underwriters, Montgomery Securities and Piper Jaffray, Inc. The Company received net proceeds of $32,550,000 from this sale before deducting offering expenses. Effective upon the closing of the IPO, all of the outstanding shares of convertible preferred stock of the Company were converted into 2,344,387 shares of common stock and all accrued dividends payable thereon were eliminated.

On September 16, 1997, the underwriters exercised their option to purchase an additional 375,000 shares of common stock directly from the Company at a price of $14.00 per share, less underwriting discounts and commissions of $.98 per share. The Company received net proceeds of $4,883,000 from this sale before deducting offering expenses.

In conjunction with completing the IPO, the Company incurred total direct offering expenses of approximately $693,000. Total net proceeds to the Company from the IPO and the exercise of the over-allotment option, after deducting underwriting discounts and commissions and total direct offering expenses, were $36,740,000.

The Company used $3,250,000 of the net proceeds from the IPO to repay certain outstanding indebtedness, and $490,000 to make capital purchases. Proceeds from the IPO are also funding the Company's current operating losses. Proceeds remaining from the IPO have been invested in short-term investment grade debt securities.

At December 31, 1997, the Company's current ratio (current assets divided by current liabilities) was 14.9 to 1 versus 0.7 to 1 at December 31, 1996, reflecting the initial public offering proceeds.

For the year ended December 31, 1997, the Company had net cash used in operating activities of $7,007,000 primarily attributable to the net loss partially offset by several non-cash expenditures - depreciation and amortization, amortization of financing costs attributable to the fixed conversion feature of a convertible debenture and warrants issued with bridge debt, and amortization of deferred compensation expense.

Cash outflow from purchases of plant and equipment was $816,000 in 1997. The Company currently has no material commitments for capital expenditures, but is seeking to procure additional leased space in anticipation of continued business growth. For the year ended December 31, 1997, net cash provided by financing activities of $40,124,000 was almost entirely attributable to the net proceeds from the initial public offering of $36,740,000 and other common stock and warrant issuances of $5,470,000, offset somewhat by $4,409,000 repayment of debt.

The Company's operations to date have consumed substantial amounts of cash, and the Company expects its capital requirements and operating expenditures to continue to increase. The Company believes that the net proceeds of its initial public offering should be adequate to fund its expected operating losses and satisfy its capital requirements through at least 1999. The Company's need for additional financing will depend upon numerous factors, including, but not limited to, the extent and duration of the Company's future operating losses, the level and timing of future revenues and expenditures, the progress and scope of clinical trials, the timing and costs required to receive both United States and international governmental approvals or clearances, market acceptance of new products, the results and scope of ongoing research and development projects, the costs of training physicians to become proficient in the use of the Company's products and procedures, and the cost of developing marketing and distribution capabilities. To the extent that existing resources are insufficient to fund the Company's activities, the Company may seek to raise additional funds through public or private financing. There can be no assurance that additional financing, if required, would be available on acceptable terms, if at all. If adequate funds are not available, the Company's business, financial condition and results of operations would be materially adversely affected.

RISK FACTORS

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. The following discussion summarizes some of these risks which could affect the Company's actual future results and could cause them to differ materially from any forward-looking statements made by the Company.

The Company has a limited operating history and has not yet made a profit. The HERMES and ZEUS product lines are important to the Company's future success and neither product has achieved regulatory approval or market acceptance. Government regulation of the medical device industry is strict and regulatory approvals are generally lengthy, expensive and uncertain. There are alternative treatments and procedures to using the Company's products. The Company's products are subject to rapid technological change and the success of the Company, in part, is based on its ability to obtain patent protection for its products. The Company is dependent on sole source suppliers for principal components of its AESOP product line. The Company's anticipated growth will place significant demands on the Company's management and resources, particularly in research and development and sales and marketing.

A more detailed discussion of factors that could affect the Company's future results can be found in the "Risk Factors" section of the Company's Annual Report on Form 10-K for the year ended December 31, 1997.


                         REPORT OF INDEPENDENT AUDITORS

Board of Directors of Computer Motion, Inc.

We have audited the accompanying consolidated balance sheets of Computer Motion, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Motion, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



Woodland Hills, California
February 5, 1998

                             COMPUTER MOTION, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                   DECEMBER 31,
  ASSETS                                                                                    1997                 1996
-----------------------------------------------------------------------------------------------------------------------
  Current assets:
    Cash and cash equivalents                                                          $ 22,555,000        $    433,000
    Marketable securities                                                                10,179,000                  --
      Accounts receivable, net of allowance for doubtful
      accounts of $62,000 in 1997 and $75,000 in 1996                                     1,804,000           1,085,000
    Inventories                                                                             992,000             645,000
    Prepaid expenses                                                                        283,000              88,000
                                                                                       --------------------------------
  Total current assets                                                                   35,813,000           2,251,000
-----------------------------------------------------------------------------------------------------------------------
  Property and equipment:
    Furniture and fixtures                                                                  617,000             186,000
    Computer equipment                                                                      741,000             401,000
    Machinery and equipment                                                                 936,000             836,000
    Accumulated depreciation                                                             (1,186,000)           (814,000)
                                                                                       --------------------------------
  Property and equipment, net                                                             1,108,000             609,000
-----------------------------------------------------------------------------------------------------------------------
  Other assets                                                                              392,000             629,000
-----------------------------------------------------------------------------------------------------------------------
  Total assets                                                                         $ 37,313,000        $  3,489,000
=======================================================================================================================
  LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
    Accounts payable                                                                   $  1,218,000        $    902,000
    Accrued expenses                                                                      1,039,000             827,000
    Capital lease obligations                                                               141,000             136,000
    Line of credit                                                                               --             186,000
    Current portion of long-term debt                                                            --           1,000,000
                                                                                       --------------------------------
  Total current liabilities                                                               2,398,000           3,051,000
-----------------------------------------------------------------------------------------------------------------------
  Long-term debt                                                                                 --           3,250,000
  Redeemable preferred stock at redemption value, 545,971 shares outstanding                     --           5,882,000
-----------------------------------------------------------------------------------------------------------------------

  Shareholders' equity:
      Preferred stock-$.001 par value
      Authorized-5,000,000 shares;
      Outstanding - 1,474,545 shares in 1996                                                     --           3,716,000
    Common stock- $.001 par value
      Authorized-25,000,000 shares;
      Outstanding-1997 - 7,670,589 shares; 1996 - 1,734,289 shares                            8,000               2,000
    Additional paid-in capital                                                           58,341,000             537,000
    Deferred compensation                                                                (1,781,000)           (515,000)
    Accumulated deficit                                                                 (21,653,000)        (12,434,000)
                                                                                       --------------------------------
  Total shareholders' equity (deficit)                                                   34,915,000          (8,694,000)
-----------------------------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                                           $ 37,313,000        $  3,489,000
=======================================================================================================================

                See accompanying notes to financial statements.

                             COMPUTER MOTION, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEARS ENDED DECEMBER 31,
                                                      1997              1996               1995
---------------------------------------------------------------------------------------------------
  Revenue                                         $ 6,611,000        $ 4,057,000        $ 2,271,000
  Cost of revenue                                   2,863,000          2,627,000          1,973,000
                                                  -------------------------------------------------
  Gross profit                                      3,748,000          1,430,000            298,000
---------------------------------------------------------------------------------------------------
  Research and development expense                  4,149,000          1,359,000            739,000
  Selling, general and administrative expense       7,790,000          4,144,000          3,158,000
                                                  -------------------------------------------------
  Loss from operations                             (8,191,000)        (4,073,000)        (3,599,000)
---------------------------------------------------------------------------------------------------
  Other expense (income)                            1,015,000            485,000            (10,000)
                                                  -------------------------------------------------
  Loss before taxes                                (9,206,000)        (4,558,000)        (3,589,000)
---------------------------------------------------------------------------------------------------
  Income tax provision                                 13,000              1,000              1,000
                                                  -------------------------------------------------
  Net loss                                        ($9,219,000)       ($4,559,000)       ($3,590,000)
===================================================================================================
  Net loss per share - basic and diluted               ($2.12)            ($2.68)            ($2.12)
===================================================================================================
  Shares outstanding for per share purposes         4,343,000          1,701,000          1,691,000
===================================================================================================

                 See accompanying notes to financial statements.

                             COMPUTER MOTION, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                           PREFERRED      COMMON      ADDITIONAL         DEFERRED    ACCUMULATED    SHAREHOLDERS'
                                             STOCK        STOCK    PAID-IN CAPITAL     COMPENSATION    DEFICIT    EQUITY (DEFICIT)
--------------------------------------------------------------------------------------------------------------------------------
  Balance-12/31/94                      $  2,973,000    $  2,000    $     79,000        $     --    ($ 4,285,000)   ($ 1,231,000)
--------------------------------------------------------------------------------------------------------------------------------
  Stock issued                                    --          --         274,000              --              --         274,000
  Exercise of options                             --          --          17,000              --              --          17,000
  Stock repurchased or redeemed              (43,000)         --        (285,000)             --              --        (328,000)
  Redemption premium                        (324,000)     (2,000)        (85,000)             --              --        (411,000)
  Net loss                                        --          --              --              --      (3,590,000)     (3,590,000)
                                        ----------------------------------------------------------------------------------------
  Balance-12/31/95                         2,606,000          --              --              --      (7,875,000)     (5,269,000)
--------------------------------------------------------------------------------------------------------------------------------
  Stock issued                               785,000          --         118,000              --              --         903,000
  Exercise of options                             --          --          42,000              --              --          42,000
  Warrants issued                                 --          --           1,000              --              --           1,000
Value of warrants issued in
    connection with debt                          --          --         631,000              --              --         631,000
  Deferred compensation                           --          --         515,000        (515,000)             --              --
  Redemption premium                         325,000       2,000        (770,000)             --              --        (443,000)
  Net loss                                        --          --              --              --      (4,559,000)     (4,559,000)
                                        ----------------------------------------------------------------------------------------
  Balance-12/31/96                         3,716,000       2,000         537,000        (515,000)    (12,434,000)     (8,694,000)
--------------------------------------------------------------------------------------------------------------------------------
  Common stock issued                             --       1,000       1,216,000              --              --       1,217,000
  Stock issued on IPO                             --       3,000      36,737,000              --              --      36,740,000
  Conversion of preferred to
    common, net of issuances              (3,716,000)      2,000      12,176,000              --              --       8,462,000
  Exercise of options                             --          --         272,000              --              --         272,000
  Exercise of warrants, net of issuances          --          --         168,000              --              --         168,000
  Deferred compensation,
    net of amortization                           --          --       2,323,000      (1,266,000)             --       1,057,000
  Conversion of debt to common                    --          --       5,074,000              --              --       5,074,000
  Redemption premium                              --          --        (240,000)             --              --        (240,000)
  Stock purchase plan                             --          --          78,000              --              --          78,000
  Net loss                                        --          --              --              --      (9,219,000)     (9,219,000)
                                        ----------------------------------------------------------------------------------------
  Balance-12/31/97                      $         --    $  8,000    $ 58,341,000    ($ 1,781,000)   ($21,653,000)   $ 34,915,000
================================================================================================================================

                                            COMMON SHARES                               PREFERRED SHARES
                             ----------------------------------------     -----------------------------------------
                                1995            1996          1997            1995            1996           1997
-------------------------------------------------------------------------------------------------------------------
Beginning Balance            1,706,452       1,695,173      1,734,289      1,403,487       1,393,114      1,474,545
-------------------------------------------------------------------------------------------------------------------
Issued                          59,899          25,890        125,734             --          81,431        323,871
Exercise of options              7,832          13,226        187,653             --              --             --
Repurchased or redeemed        (79,010)             --             --        (10,373)             --             --
Issued on IPO                       --              --      2,875,000             --              --             --
Conversion of preferred             --              --      2,344,387             --              --     (1,798,416)
Exercise of warrants                --              --         31,051             --              --             --
Conversion of debt                  --              --        363,743             --              --             --
Stock purchase plan                 --              --          8,732             --              --             --
                             --------------------------------------------------------------------------------------
Ending Balance               1,695,173       1,734,289      7,670,589      1,393,114       1,474,545             --
===================================================================================================================

                 See accompanying notes to financial statements.

                             COMPUTER MOTION, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         YEARS ENDED DECEMBER 31,
                                                               -------------------------------------------------
                                                                     1997             1996              1995
----------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net loss                                                      $(9,219,000)      $(4,559,000)      $(3,590,000)
  Adjustments to reconcile net loss to net cash used in
   operating activities:
     Depreciation and amortization                                  379,000           346,000           331,000
     Provision for doubtful accounts                                 28,000            70,000                --
     Loss (gain) on sale of fixed assets                              1,000             8,000            (2,000)
     Common stock issued for services                                66,000            23,000                --
     Financing cost of warrants issued with long-term debt          442,000           189,000                --
     Financing cost of fixed conversion feature of
       convertible debenture                                      1,000,000                --                --
     Compensation for stock options, warrants and
       common stock issued below fair market value                1,057,000                --            24,000
  Working capital changes:
     Accounts receivable                                           (747,000)         (818,000)         (172,000)
     Inventories                                                   (347,000)          149,000            (3,000)
     Prepaid expenses                                              (195,000)          (32,000)           82,000
     Accounts payable                                               316,000           678,000          (421,000)
     Accrued expenses                                               212,000           459,000           144,000
                                                           ----------------------------------------------------
Net cash used in operating activities                            (7,007,000)       (3,487,000)       (3,607,000)
----------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Purchases of property and equipment                              (816,000)         (116,000)         (347,000)
  Proceeds from sale of property and equipment                           --            14,000             2,000
  Net proceeds from (purchases of) short-term investments       (10,179,000)               --         2,875,000
                                                           ----------------------------------------------------
Net cash provided by (used in) investing activities             (10,995,000)         (102,000)        2,530,000
----------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Net proceeds from (repayment of) long-term debt                (4,223,000)        3,057,000           943,000
  Net proceeds from (repayment of) line of credit                  (186,000)          185,000                --
  Repayment of capital lease obligations                            (79,000)          (33,000)          (12,000)
  Proceeds from common stock and warrant issuance,
   net of repurchases                                             5,470,000             1,000           238,000
  Proceeds from IPO, net of expenses                             36,740,000                --                --
  Proceeds from (repurchase of) preferred stock                   2,341,000           785,000           (43,000)
  Proceeds from exercise of stock options                           272,000            42,000            17,000
  Other                                                            (211,000)          (79,000)          (14,000)
                                                           ----------------------------------------------------
Net cash provided by financing activities                        40,124,000         3,958,000         1,129,000
----------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                        22,122,000           369,000            52,000
Cash and cash equivalents, beginning of period                      433,000            64,000            12,000
                                                           ----------------------------------------------------
Cash and cash equivalents, end of period                        $22,555,000       $   433,000       $    64,000
===============================================================================================================

                 See accompanying notes to financial statements.

                             COMPUTER MOTION, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1   SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATION. Computer Motion, Inc. develops and markets proprietary robotic and computerized surgical systems that enhance a surgeon's performance and centralize and simplify a surgeon's control of the operating room. The Company currently markets AESOP (R), the first surgical robot cleared by the U.S. Food and Drug Administration. The Company's primary efforts are now directed toward enhancing AESOP, developing and commercializing new medical robots and intuitive interface modalities which will enable new minimally invasive surgical procedures and enhance the surgical team's overall productivity. The Company's objective is to become the leading provider of robotic and computerized surgical systems. Like other companies at this stage of development, the Company's future success is subject to numerous risks including the uncertainty of design, development and manufacturing of new products, regulatory approvals, developing markets, acceptance of products, reimbursement for products, financing operations, managing growth and competition.

CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Computer Motion, S.A. Intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications of previously reported amounts have been made to conform with the current year presentation.

USE OF ESTIMATES. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION. The Company recognizes revenues as products are shipped and as services are performed. The Company also recognizes revenues for prototype products delivered and related services provided under contracts with healthcare institutions to jointly research, develop and test the Company's new products.

FOREIGN CURRENCY TRANSLATION. The assets and liabilities of Computer Motion, S.A. are translated into U.S. dollars at exchange rates in effect on reporting dates, while capital accounts are translated at historical rates. Income statement items are translated at average exchange rates in effect during the financial statement period.

NET LOSS PER SHARE. Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share," requires presentation of both basic and diluted net loss per share in the financial statements. Basic net loss per share is the same as diluted net loss per share since inclusion of the Company's outstanding stock options and warrants in the calculation is antidilutive. Net loss per share is based on the weighted average number of common shares outstanding. Under SFAS No. 128, outstanding shares no longer include the dilutive effect of common shares issued, or issuable pursuant to the exercise of warrants issued or options granted, during the 12 months immediately preceding the Company's initial public offering.

CASH EQUIVALENTS. Cash equivalents, consisting of liquid investments with a maturity of three months or less when purchased, are stated at cost which closely approximates market.

INVENTORIES. Inventories are stated at the lower of cost or market. Cost is determined under the average cost method. Allowances are made for slow-moving, obsolete, unsalable or unusable inventories.

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost and are depreciated using the straight-line method based on useful lives of seven years for leasehold improvements and three to seven years for machinery and equipment. Accelerated depreciation is used by the Company for tax accounting purposes only.

RESEARCH AND DEVELOPMENT. Research and development expense includes all expenditures for general research into scientific phenomena, development of useful ideas into merchantable products and continuing support and upgrading of various products, as well as expenditures related to regulatory and clinical activities. All such expense is charged to operations as incurred.

PATENTS. Patents, which are included in other assets, consist primarily of legal fees and are stated at cost. Patents are amortized on a straight-line basis over 17 years.

NOTE 2  STOCK PURCHASE AND OPTION PLANS

STOCK PURCHASE. The Company's employee stock purchase savings plan, established in 1997, allows participating employees to purchase, through payroll deductions, shares of common stock at 85% of the fair market value at specified dates. Under the terms of the plan, 129,668 shares of common stock have been reserved for purchase by the plan participants. Employees purchased 8,732 shares in 1997. At December 31, 1997, 120,936 shares were available for purchase under the plan.

STOCK OPTIONS. Under the terms of the Company's stock option plans, 2,593,361 shares of common stock have been reserved for issuance to directors, officers and employees upon the exercise of stock options. Stock options are exercisable over periods up to 10 years from date of grant and may be "incentive stock options" or "non-qualified stock options" and may have stock appreciation rights attached. At December 31, 1997, there were a maximum of 616,369 shares available for grant and 1,733,475 options outstanding, of which 559,675 shares were exercisable at a weighted price of $4.27 per share. The weighted average contractual life of options outstanding at December 31, 1997 was 8.7 years. Stock option activity was as follows:

                         OPTIONS    WEIGHTED AVERAGE
                       OUTSTANDING  PRICE PER SHARE
---------------------------------------------------
  Balance at 12/31/94    475,855              $1.75
---------------------------------------------------
  Granted                331,172              $4.49
  Canceled              (175,311)             $3.51
  Exercised               (7,832)             $2.12
                      -----------------------------
  Balance at 12/31/95    623,884              $2.72
---------------------------------------------------
  Granted                961,859              $4.57
  Canceled              (230,757)             $2.95
  Exercised              (13,226)             $3.20
                      -----------------------------
  Balance at 12/31/96  1,341,760              $4.01
---------------------------------------------------
  Granted                650,789              $8.44
  Canceled               (71,421)             $4.57
  Exercised             (187,653)             $1.45
                      -----------------------------
  Balance at 12/31/97  1,733,475              $6.34
===================================================

Pursuant to the terms of the Company's stock option plans, optionees can use cash, previously owned shares or a combination of cash and previously owned shares to reimburse the Company for the cost of the option and the related tax liabilities. Shares are acquired from the optionee at the fair market value of the stock on the transaction date.

In the opinion of management, all options have been granted at not less than fair market value at dates of grant. When stock options are exercised, the par value of the shares issued is credited to common stock and the excess of the proceeds over the par value is credited to additional paid-in capital. When non-qualified stock options are exercised, or when incentive stock options are exercised and sold within a one-year period, the Company realizes income tax benefits based on the difference between the fair market value of the stock on the date of exercise and the stock option exercise price. These tax benefits do not affect the income tax provision, but rather are credited directly to additional paid-in capital.

The Company has issued certain common stock and warrants and granted certain stock options at prices perceived by the Securities and Exchange Commission to be less than the estimated fair market value of the common stock. The difference between the issuance or grant price and the estimated fair market value at date of issuance or grant is reflected as compensation expense. Compensation expense of $432,000 relating to the issuance of common stock and warrants and $625,000 relating to the grant of stock options was recognized in 1997. At December 31, 1997, deferred (unamortized) compensation expense relating to stock options was $1,781,000 and will be recognized as compensation expense over the vesting period of the options which is generally five years.

Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation expense for stock-based compensation plans. The Company has elected to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related accounting interpretations. Accordingly, no compensation expense has been recognized related to the granting of stock options, except as noted above. If compensation expense related to stock options was determined based upon their grant date fair market value consistent with the methodology prescribed under SFAS No. 123, the Company's net loss and basic loss per share would have been increased by $718,000 ($.17 per share) and $239,000 ($.14 per share) for 1997 and 1996, respectively. The fair market value of the warrants and stock options at the grant date was estimated using the Black-Scholes model with the following weighted average assumptions:

                                 1997         1996
----------------------------------------------------
  Expected life (years)            7           7
  Interest rate                  6.0%        7.5%
  Volatility                      10           0
  Dividend yield                   0           0
====================================================

NOTE 3  COMMON STOCK WARRANTS

The Company has issued warrants to purchase common shares which are exercisable over periods of up to seven years from date of issuance. At December 31, 1997, 1,626,910 warrants were exercisable. Warrant transactions were as follows:

                                                     WARRANTS   WEIGHTED AVERAGE
                                                   OUTSTANDING   PRICE PER SHARE
--------------------------------------------------------------------------------
Balance at 12/31/94                                         --                --
--------------------------------------------------------------------------------
Granted                                                163,792             $4.57
                                           -------------------------------------
Balance at 12/31/95                                    163,792             $4.57
--------------------------------------------------------------------------------
Granted                                              1,137,496             $5.27
                                           -------------------------------------
Balance at 12/31/96                                  1,301,288             $5.18
--------------------------------------------------------------------------------
Granted                                                356,673             $7.43
Exercised                                              (31,051)            $5.23
                                           -------------------------------------
Balance at 12/31/97                                  1,626,910             $5.34
================================================================================

NOTE 4  INCOME TAXES

Income taxes for the years ended December 31, 1997, 1996 and 1995 consisted of minimum state income taxes only. Net deferred income tax assets at December 31, 1997 and 1996 consisted of the following:

                                             1997                         1996
--------------------------------------------------------------------------------
Allowance for doubtful
 accounts                               $    25,000                  $    30,000
Accrued liabilities                          67,000                      198,000
Deferred rent                                39,000                       24,000
Depreciation and amortization                20,000                       16,000
Uniform capitalization costs                 60,000                       80,000
Net operating loss
 carryforwards                            7,761,000                    4,039,000
Tax credits                                 390,000                      219,000
Other                                         7,000                       11,000
                                      ------------------------------------------
Total deferred income
 tax asset                                8,369,000                    4,617,000
                                      ------------------------------------------
Valuation reserve                        (8,369,000)
                                      ------------------------------------------
Net deferred income tax asset            $       --                  $        --
================================================================================


The income tax provision reconciles to the amount computed by applying the federal statutory rate of 35% to loss before taxes as follows:

                                  1997               1996              1995
--------------------------------------------------------------------------------
Computed
 expected
 federal tax
 benefit                      ($3,222,000)       ($1,595,000)       ($1,256,000)
State income
 taxes, net of
 federal income
 tax effect                        13,000              1,000              1,000
Tax benefits not
 recognized                     3,222,000          1,595,000          1,256,000
                         -------------------------------------------------------
Income tax
 provision                    $    13,000        $     1,000        $     1,000
================================================================================

At December 31, 1997, the Company had federal and state net operating loss (NOL) carryforwards of approximately $18,000,000 and $8,000,000, respectively and research and development tax credit carryforwards of approximately $400,000. The federal NOL carryforwards expire after 15 years from the year of loss and are restricted if significant changes in ownership occur. The state NOL carryforwards expire in five to seven years from the year of loss.

Realization of deferred income tax assets is dependent on generating sufficient taxable income during the periods in which the temporary differences will reverse. The amount of the deferred income tax assets considered realizable could be adjusted if estimates of future taxable income during the reversal periods are revised.

NOTE 5 FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK

LONG-TERM DEBT. There was no long-term debt at December 31, 1997. Long-term debt at December 31, 1996 was as follows:

                                                                       1996
--------------------------------------------------------------------------------
Bridge financing debt bearing
 interest at prime rate plus 1%,
 repaid in August, 1997                                             $ 3,250,000
Note payable to corporation bearing
 interest at 10%, due and repaid
 in January, 1997                                                     1,000,000
Less current portion                                                 (1,000,000)
                                                                     ----------
                                                                    $ 3,250,000
================================================================================

Warrants to purchase 1,064,645 shares of the Company's common stock were issued in connection with the bridge financing debt. Under SFAS No. 123, the fair market value of these warrants at the date of issuance totaling $631,000 was recorded as additional paid-in capital and deferred financing cost. During 1997 and 1996, financing costs of $442,000 and $189,000, respectively were expensed.

At December 31, 1996, the Company had drawn $186,000 under a $250,000 line of credit maintained with a bank at an interest rate of prime plus 1.5%. The balance was repaid and the line canceled in June 1997. The maximum borrowing in 1996 under this line was approximately $226,000, the average borrowing was approximately $103,000, and the weighted average interest rate was 9.75%.

FINANCIAL INSTRUMENTS. Marketable securities consisted of bank certificates of deposit, corporate bonds, auction market preferred stock and commercial paper, all of which by Company policy mature within 360 days. Marketable securities with maturities of 90 days or less from date of purchase are shown as cash equivalents. Under Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all marketable securities are classified as held to maturity and are carried at amortized cost which closely approximates fair market value. No net realized gains or losses were recorded in any year.

The Company's investment portfolio at December 31, 1997 consisted of the following:

                                                                         1997
--------------------------------------------------------------------------------
Certificates of deposit                                              $ 8,049,000
Commercial paper                                                       9,014,000
Auction market preferreds                                              4,265,000
Corporate bonds                                                        8,156,000
Cash and cash equivalents                                              3,250,000
                                                                     -----------
                                                                     $32,734,000
================================================================================


CONCENTRATION OF CREDIT RISK. Trade accounts receivable and certain marketable securities are the financial instruments which may subject the Company to concentration of credit risk. Although the Company does not anticipate collection problems with its receivables, payment is contingent to a certain extent upon the economic situation of the hospitals which purchase the Company's products. The credit risk associated with receivables is limited due to dispersion of the receivables over a number of customers in a number of geographic areas. The Company monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business. Marketable securities are placed with high-credit qualified financial institutions and Company policy limits the credit exposure to any one financial institution; therefore, credit loss is unlikely.

NOTE 6  COMMITMENTS AND CONTINGENCIES

LEASES. Rent expense for the years ended December 31, 1997, 1996 and 1995 was approximately $364,000, $214,000 and $211,000, respectively. As of December 31, 1997, the Company had the following minimum lease payments for certain facilities and equipment under operating leases: 1998-$670,000; 1999-$733,000; 2000-$721,000; 2001-$686,000; and 2002-$279,000.

LEGAL MATTERS. While there are no pending legal actions against the Company, the Company may become party to various legal proceedings in the normal course of business.

NOTE 7  FINANCING ARRANGEMENTS

The Company has an agreement with a third party finance company, whereby the Company sells its leases, mainly without recourse. The Company recognized approximately $1,331,000, $494,000 and $797,000 in revenues from leases sold in 1997, 1996 and 1995, respectively. At December 31, 1997 and 1996, approximately $255,000 and $193,000, respectively had not been collected on leases sold with recourse for which the Company is contingently liable.

NOTE 8  PROFIT SHARING PLAN

The Company's defined contribution profit sharing plan (the "Plan") includes features under Section 401(k) of the Internal Revenue Code. All employees are eligible to participate in the Plan after meeting certain minimum age and service requirements. Employees may make discretionary contributions to the Plan subject to Internal Revenue Code limitations. Employer contributions to the Plan are discretionary. No employer contributions were made during 1997. For 1998, the Company anticipates contributing 25% of the first four percent of an employee's salary contribution to the Plan. Plan participants are fully vested in their contributions to the Plan and employer contributions vest over two years.

NOTE 9  GEOGRAPHIC AREA

The Company operates in a single industry segment, the medical device industry. Export sales from the United States were $1,871,000, $1,147,000 and $350,000 in 1997, 1996 and 1995, respectively.

NOTE 10  SHAREHOLDERS' EQUITY

The Company reincorporated in Delaware and effected a reverse stock split of its existing common and preferred stock of 1 for 1.928 shares in August 1997. This reincorporation and reverse stock split have been retroactively reflected in the accompanying financial statements. All shares of convertible preferred stock were converted to common stock upon the Company's initial public offering in August 1997.

PREFERRED STOCK. At December 31, 1997, the Company had 5,000,000 shares of undesignated preferred stock authorized and available for future issuance, none of which had been issued. The Company's Board of Directors, at its sole discretion, may determine, fix and alter dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any preferred stock series, and may determine the designation, terms and conditions of the issuance of any such stock.

COMMON STOCK. During the year ended December 31, 1997, stock option and warrant exercises and issuances of common stock under the Company's Employee Stock Purchase Plan increased the number of common shares by 227,436. Effective May 1997, a corporation which had invested $4,000,000 in the Company in the form of a convertible note converted its note and all accrued interest thereon into 363,743 shares of the Company's common stock.
Financing costs of $1,000,000 relating to the fixed conversion feature of this note were expensed in 1997.

NOTE 11  VENDORS

The robotic arm which is the major component of the Company's AESOP product is purchased from a sole supplier. The Company believes that other suppliers would be available for the component if necessary.

NOTE 12  QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly data for 1997 and 1996 was as follows:


                         First Quarter    Second Quarter  Third Quarter  Fourth Quarter
---------------------------------------------------------------------------------------
Year Ended 12/31/97:
 Revenue                 $ 1,373,000      $ 1,483,000      $ 1,685,000      $ 2,070,000
 Gross profit            $   722,000      $   759,000      $ 1,007,000      $ 1,260,000
 Net loss                $(1,530,000)     $(3,380,000)     $(2,185,000)     $(2,124,000)
 Loss per share          $     (0.88)     $     (1.76)     $     (0.36)     $     (0.28)
========================================================================================
Year Ended 12/31/96:
 Revenue                 $   676,000      $   702,000      $ 1,134,000      $ 1,545,000
 Gross profit            $   232,000      $   245,000      $   452,000      $   501,000
 Net loss                $  (890,000)     $  (950,000)     $(1,104,000)     $(1,615,000)
 Loss per share          $     (0.52)     $     (0.56)     $     (0.65)     $     (0.95)
========================================================================================

NOTE: The full year 1997 loss per share was lower than the sum of the reported quarterly loss per share amounts due to changes in the number of outstanding shares during 1997.