Form 10-K405, Exhibit 13
period 1998-12-31
COMPUTER MOTION INC
filed 1999-03-25
CIK 906829

                                                                    EXHIBIT 13.1


This discussion contains forward looking statements that involve risks and uncertainties. The Company's actual results may differ materially due to factors that include, but are not limited to, the risks discussed herein under "Risk Factors," as well as those discussed in the "Risk Factors" section of the Company's Annual Report on Form 10-K.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Computer Motion, Inc. (the "Company") develops and markets proprietary robotic and computerized surgical systems that are intended to enhance a surgeon's performance and centralize and simplify a surgeon's control of the operating room ("OR"). The Company believes that its products will provide surgeons with the precision and dexterity necessary to perform complex, minimally invasive surgical procedures, as well as enable surgeons to control critical devices in the OR through simple verbal commands. The Company believes that its products will broaden the scope and increase the effectiveness of minimally invasive surgery, improve patient outcomes, and create a safer, more efficient and cost effective OR.

The Company's AESOP(R) robotic endoscope positioning system allows direct surgeon control of the endoscope through simple verbal commands, eliminating the need for a member of a surgical staff to manually control the camera, while providing a more stable and sustainable endoscopic image.

The Company's ZEUS(TM) Robotic Surgical System is comprised of three surgeon-controlled robotic arms, one of which positions the endoscope and two of which manipulate surgical instruments. The Company believes that ZEUS will improve a surgeon's dexterity and precision and enhance visualization of, and access to, confined operative sites.

The Company's HERMES(TM) Control Center is designed to enable a surgeon to directly control multiple OR devices, including various laparoscopic, arthroscopic and video devices, as well as the Company's robotic devices, through simple verbal commands.

The Company has sustained significant losses since inception and expects to continue to incur losses due to research and development efforts, costs associated with obtaining regulatory approvals and clearances, continued marketing expenditures to increase sales and other costs associated with the Company's anticipated growth. Furthermore, the Company anticipates that its operating results may fluctuate significantly from quarter to quarter in the future, depending on a number of factors, many of which are outside the Company's control. These factors include timing and results of clinical trials, delays associated with FDA and other clearance processes, changes in pricing policy by the Company or its competitors, the number, timing and significance of product enhancements and new products by the Company and its competitors, health care reimbursement policies and product quality issues.


RESULTS OF OPERATIONS

REVENUE - Revenue increased $3,975,000 (60%) to $10,586,000 in 1998 from $6,611,000 in 1997. The increase resulted from a $2,486,000, or 46%, increase in AESOP revenue and a $1,510,000, or 687%, increase in HERMES revenue. AESOP robotic arm unit sales and average selling prices increased by 8% and 34%, respectively and were favorably impacted by the commercial introduction of the AESOP 3000 in the fourth quarter of 1997. HERMES revenue related mainly to initial commercial sales to Stryker Corporation, the Company's distributor of HERMES. Development revenue associated with pre-clinical ZEUS activities in 1998 totaled $986,000, a slight decrease from the prior year.

Revenue increased $2,554,000 (63%) to $6,611,000 in 1997 from $4,057,000 in
1996. The increase resulted almost entirely from a $2,360,000, or 81%, increase in AESOP revenue. AESOP robotic arm unit sales and average selling prices increased by 34% and 49%, respectively and were favorably impacted by the commercial introductions of the AESOP 2000 in the fourth quarter of 1996 and the AESOP 3000 in the fourth quarter of 1997. Development revenue associated with pre-clinical ZEUS activities in 1997 totaled $1,008,000, a 35% increase over the prior year. Development revenue associated with HERMES was $220,000 in 1997, a 16% increase over the prior year.

GROSS PROFIT - Gross profit increased $2,346,000 (63%) to $6,094,000 in 1998 from $3,748,000 in 1997. Gross margin increased to 57.6% in 1998 as compared to 56.7% in 1997. The increase in gross margin was primarily due to significantly increased AESOP average selling prices and some efficiencies of scale associated with increased unit production, offset in part by costs associated with the ZEUS product line as older products in the field were replaced with upgraded or new products. Pressure on gross margins will continue until the Company receives FDA clearance for ZEUS and is able to produce and sell at a greater volume.

Gross profit increased $2,318,000 (162%) to $3,748,000 in 1997 from $1,430,000 in 1996. Gross margin increased to 56.7% in 1997 as compared to 35.2% in 1996. The increase in gross margin was primarily due to significantly increased AESOP average selling prices, as well as efficiencies of scale associated with increased unit production.

SELLING, GENERAL AND ADMINISTRATIVE - Selling, general and administrative expenses increased $3,327,000 (43%) to $11,117,000 in 1998 as compared to $7,790,000 in 1997. The increase was due mainly to the addition of sales and marketing personnel and related recruiting and relocation costs, greater travel and business expenses, and higher commissions based on the increased sales.

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

RESEARCH AND DEVELOPMENT - Research and development expenses increased $3,756,000 (91%) to $7,905,000 in 1998 as compared to $4,149,000 in 1997, primarily as a result of additional personnel and increased research and development efforts with respect to HERMES and ZEUS, as well as for building additional research and development, new product introduction, regulatory and clinical affairs infrastructure.

Research and development expenses increased $2,790,000 (205%) to $4,149,000 in 1997 as compared to $1,359,000 in 1996, primarily as a result of increased research and development efforts with respect to AESOP, HERMES, and most particularly ZEUS, as well as for building additional research and development and regulatory infrastructure.

OTHER INCOME - Other income was $1,408,000 in 1998 compared to other expense of $1,015,000 in 1997. Other income in 1998 was almost entirely interest income derived from proceeds from the Company's initial public offering which was completed in August 1997. Other expense in 1997 included the amortization of $1,000,000 of financing costs attributable to the fixed conversion feature of a convertible debenture and $442,000 of financing costs attributable to warrants issued in connection with bridge debt, and was net of $776,000 of interest income derived primarily from investing the proceeds of the Company's initial public offering. Other expense of $485,000 in 1996 included $189,000 of financing costs attributable to warrants issued with bridge debt and $252,000 of interest expense, and was net of interest income of $14,000 derived from interest earned on operating bank accounts.

INCOME TAXES - Minimal provisions for state income taxes have been recorded on the Company's pre-tax losses to date. At December 31, 1998, the Company had federal and state net operating loss carryforwards of approximately $28,000,000 and $8,000,000, respectively which are available to offset future federal and state taxable income. Federal carryforwards expire fifteen years after the year of loss and state carryforwards expire five years after the year of loss. The Company has provided a full valuation allowance on the deferred income tax asset because of the uncertainty regarding its realization.


FINANCIAL CONDITION

Since its inception, the Company's expenses have exceeded its revenues, resulting in an accumulated deficit of $33,198,000 as of December 31, 1998. Until its initial public offering, the Company had primarily relied on proceeds from issuance of preferred and common stock and bridge debt financing to fund its operations.

During the third quarter 1997, the Company filed an S-1 registration statement with the Securities and Exchange Commission (Registration No. 333-29505) for 2,875,000 shares of its common stock. The registration statement was granted effectiveness and the Company completed its initial public offering ("IPO") in August 1997 by selling 2,500,000 shares of its common stock at $14.00 per share, less underwriting discounts and commissions of $.98 per share, to its underwriters, Montgomery Securities and Piper Jaffray, Inc. The Company received net proceeds of $32,550,000 from this sale before deducting offering expenses. Effective upon the closing of the IPO, all of the outstanding shares of convertible preferred stock of the Company were converted into 2,344,387 shares of common stock.

In September 1997, the underwriters exercised their option to purchase an additional 375,000 shares of common stock directly from the Company at a price of $14.00 per share, less underwriting discounts and commissions of $.98 per share. The Company received net proceeds of $4,883,000 from this sale before deducting offering expenses.

In conjunction with completing the IPO, the Company incurred total direct offering expenses of $728,000. Total net proceeds to the Company from the IPO and the exercise of the over-allotment option, after deducting underwriting discounts and commissions and total direct offering expenses, were $36,705,000.

The Company has used $3,250,000 of the net proceeds from the IPO to repay certain outstanding indebtedness, certain holders of which were officers, directors and persons owning in excess of ten percent of the Company's common stock, and $2,274,000 to make capital purchases from unrelated third parties. Proceeds from the IPO are also funding the Company's current operating losses. Proceeds remaining from the IPO have been invested in short-term investment grade debt securities.

At December 31, 1998, the Company's current ratio (current assets divided by current liabilities) was 7.8 to 1 versus 14.9 to 1 at December 31, 1997, reflecting the initial public offering proceeds and the use thereof.

For the year ended December 31, 1998, the Company's use of cash in operating activities of $12,500,000 was primarily attributable to the net loss and also to increases in accounts receivable and inventory in support of the Company's revenue growth.

Cash outflow from purchases of plant and equipment was $1,784,000 in 1998. The Company currently has no material commitments for capital expenditures, but is seeking to procure additional leased space in anticipation of continued business growth. For the year ended December 31, 1998, net cash provided by financing activities of $2,863,000 was almost entirely attributable to the exercise of stock options and warrants totaling $2,841,000.

The Company's operations to date have consumed substantial amounts of cash, and the Company expects its capital and operating expenditures to continue to increase. The Company believes that the net proceeds of its initial public offering should be adequate to fund its expected operating losses and satisfy its capital requirements, at a minimum, through 1999. The Company's need for additional financing will depend upon numerous factors, including, but not limited to, the extent and duration of the Company's future operating losses, the level and timing of future revenues and expenditures, the progress and scope of clinical trials, the timing and costs required to receive both United States and international governmental approvals or clearances, market acceptance of new products, the results and scope of ongoing research and development projects, the costs of training physicians to become proficient in the use of the Company's products and procedures, and the cost of developing appropriate sales and marketing capabilities. To the extent that existing resources are insufficient to fund the Company's activities, the Company may seek to raise additional funds through public or private financing. There can be no assurance that additional financing, if required, would be available on acceptable terms, if at all. If adequate funds are not available, the Company's business, financial condition and results of operations would be materially adversely affected.

The Company's financial instruments include cash and short-term investment grade debt securities. At December 31, 1998, the carrying values of the Company's financial instruments approximated their fair values based on current market prices and rates. It is the Company's policy not to enter into derivative financial instruments. The Company does not currently have material foreign currency exposure as the majority of its international transactions are denominated in U.S. currency. Accordingly, the Company does not have significant overall currency exposure at December 31, 1998.


RISK FACTORS

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. The following discussion summarizes some of these risks which could affect the Company's actual future results and could cause them to differ materially from any forward-looking statements made by the Company.

The Company has a limited operating history and has not yet made a profit. The HERMES and ZEUS product lines are important to the Company's future success and neither product has achieved market acceptance. ZEUS has not achieved United States regulatory clearance. Government regulation of the medical device industry is strict and the regulatory clearance process is generally lengthy, expensive and uncertain. There are alternative treatments and procedures to using the Company's products. The Company's products are subject to rapid technological change. The success of the Company, in part, is based on its ability to obtain patent protection for its products. The Company is dependent on sole source suppliers for principal components of its AESOP and ZEUS product lines. The Company's anticipated growth will place significant demands on the Company's management and resources, particularly in research and development and sales and marketing.

A more detailed discussion of factors that could affect the Company's future results can be found in the "Risk Factors" section of the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEARS ENDED DECEMBER 31,
                                                 --------------------------------------------------
                                                     1998               1997               1996
                                                 ------------       ------------       ------------
Revenue                                          $ 10,586,000       $  6,611,000       $  4,057,000
Cost of revenue                                     4,492,000          2,863,000          2,627,000
                                                 ------------       ------------       ------------
Gross profit                                        6,094,000          3,748,000          1,430,000
                                                 ------------       ------------       ------------

Research and development expense                    7,905,000          4,149,000          1,359,000
Selling, general and administrative expense        11,117,000          7,790,000          4,144,000
                                                 ------------       ------------       ------------
Loss from operations                              (12,928,000)        (8,191,000)        (4,073,000)
                                                 ------------       ------------       ------------

Other expense (income)                             (1,408,000)         1,015,000            485,000
                                                 ------------       ------------       ------------
Loss before taxes                                 (11,520,000)        (9,206,000)        (4,558,000)
                                                 ------------       ------------       ------------

Income tax provision                                   25,000             13,000              1,000
                                                 ------------       ------------       ------------
Net loss                                         $(11,545,000)      $ (9,219,000)      $ (4,559,000)
                                                 ------------       ------------       ------------

Net loss per share - basic and diluted           $      (1.45)      $      (2.12)      $      (2.68)
                                                 ------------       ------------       ------------

Shares outstanding for per share purposes           7,959,000          4,343,000          1,701,000
                                                 ============       ============       ============

                 See accompanying notes to financial statements.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors of Computer Motion, Inc.

We have audited the accompanying consolidated balance sheets of Computer Motion, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Motion, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP
---------------------------------
ARTHUR ANDERSEN LLP
Woodland Hills, California
February 2, 1999

CONSOLIDATED BALANCE SHEETS

                                                                                    DECEMBER 31,
                                                                          -------------------------------
                                                                              1998               1997
                                                                          ------------       ------------
ASSETS
Current assets
   Cash and cash equivalents                                              $  5,577,000       $ 22,555,000
   Marketable securities                                                    15,736,000         10,179,000
   Accounts receivable, net of allowance for doubtful
     accounts of $254,000 in 1998 and $62,000 in 1997                        2,856,000          1,804,000
   Inventories
     Raw materials                                                           1,588,000            688,000
     Work in process                                                           344,000             70,000
     Finished goods                                                          1,349,000            234,000
                                                                          ------------       ------------
   Total inventories                                                         3,281,000            992,000
   Prepaid expenses                                                            347,000            283,000
                                                                          ------------       ------------
Total current assets                                                        27,797,000         35,813,000
                                                                          ------------       ------------

Property and equipment
   Furniture and fixtures                                                      950,000            617,000
   Computer equipment                                                        1,307,000            741,000
   Machinery and equipment                                                   1,807,000            936,000
   Accumulated depreciation                                                 (1,689,000)        (1,186,000)
                                                                          ------------       ------------
Property and equipment, net                                                  2,375,000          1,108,000
                                                                          ------------       ------------

Other assets                                                                   272,000            392,000
                                                                          ------------       ------------

Total assets                                                              $ 30,444,000       $ 37,313,000
                                                                          ============       ============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Accounts payable                                                       $  1,623,000       $  1,218,000
   Accrued expenses                                                          1,951,000          1,180,000
                                                                          ------------       ------------
Total current liabilities                                                    3,574,000          2,398,000
                                                                          ------------       ------------

Shareholders' equity
   Common stock -- $.001 par value
     Authorized -- 25,000,000 shares
     Outstanding -- 1998 - 8,353,725 shares; 1997 - 7,670,589 shares             8,000              8,000
   Additional paid-in capital                                               60,813,000         58,341,000
   Deferred compensation                                                      (753,000)        (1,781,000)
   Accumulated deficit                                                     (33,198,000)       (21,653,000)
                                                                          ------------       ------------
Total shareholders' equity                                                  26,870,000         34,915,000
                                                                          ------------       ------------

Total liabilities and shareholders' equity                                $ 30,444,000       $ 37,313,000
                                                                          ============       ============


                 See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                PREFERRED        COMMON       ADDITIONAL          DEFERRED        ACCUMULATED        SHAREHOLDERS'
                                  STOCK          STOCK      PAID-IN CAPITAL     COMPENSATION        DEFICIT        EQUITY (DEFICIT)
                               -----------       ------      --------------     ------------      ------------     ----------------
Balance December 31, 1995      $ 2,606,000       $   --      $         --       $        --       $( 7,875,000)      $( 5,269,000)
                               -----------       ------      ------------       -----------       ------------       ------------
Stock issued                       785,000           --           118,000                --                 --            903,000
Exercise of options                     --           --            42,000                --                 --             42,000
Value of warrants issued in
   connection with debt                 --           --           632,000                --                 --            632,000
Deferred compensation                   --           --           515,000          (515,000)                --                 --
Redemption premium                 325,000        2,000          (770,000)               --                 --           (443,000)
Net loss                                --           --                --                --         (4,559,000)        (4,559,000)
                               -----------       ------      ------------       -----------       ------------       ------------
Balance December 31, 1996        3,716,000        2,000           537,000          (515,000)       (12,434,000)        (8,694,000)
                               -----------       ------      ------------       -----------       ------------       ------------

Common stock issued                     --        1,000         1,216,000                --                 --          1,217,000
Stock issued on IPO                     --        3,000        36,737,000                --                 --         36,740,000
Conversion of preferred to
   common, net of issuances     (3,716,000)       2,000        12,176,000                --                 --          8,462,000
Exercise of options                     --           --           272,000                --                 --            272,000
Exercise of warrants, net of
   issuances                            --           --           168,000                --                 --            168,000
Deferred compensation, net of
   amortization                         --           --         2,323,000        (1,266,000)                --          1,057,000
Conversion of debt to common            --           --         5,074,000                --                 --          5,074,000
Redemption premium                      --           --          (240,000)               --                 --           (240,000)
Stock purchase plan                     --           --            78,000                --                 --             78,000
Net loss                                --           --                --                --         (9,219,000)        (9,219,000)
                               -----------       ------      ------------       -----------       ------------       ------------
Balance December 31, 1997               --        8,000        58,341,000        (1,781,000)       (21,653,000)        34,915,000
                               -----------       ------      ------------       -----------       ------------       ------------

Common stock issued                     --           --            46,000                --                 --             46,000
Exercise of options                     --           --         1,094,000                --                 --          1,094,000
Exercise of warrants                    --           --         1,471,000                --                 --          1,471,000
Amortization of deferred
   compensation                         --           --          (400,000)        1,028,000                 --            628,000
Stock purchase plan                     --           --           276,000                --                 --            276,000
IPO expenses and other                  --           --           (15,000)               --                 --            (15,000)
Net loss                                --           --                --                --        (11,545,000)       (11,545,000)
                               -----------       ------      ------------       -----------       ------------       ------------
Balance December 31, 1998      $        --       $8,000      $ 60,813,000       $(  753,000)      $(33,198,000)      $ 26,870,000
                               ===========       ======      ============       ===========       ============       ============

                                          COMMON SHARES                       PREFERRED SHARES
                             ---------------------------------------      -------------------------
                               1996           1997           1998           1996            1997
                             ---------      ---------      ---------      ---------      ----------
Beginning balance            1,695,173      1,734,289      7,670,589      1,393,114       1,474,545
                             ---------      ---------      ---------      ---------      ----------
Issued                          25,890        125,734         91,747         81,431         323,871
Issued on IPO                       --      2,875,000             --             --              --
Exercise of options             13,226        187,653        254,780             --              --
Conversion of preferred             --      2,344,387             --             --      (1,798,416)
Exercise of warrants                --         31,051        309,827             --              --
Conversion of debt                  --        363,743             --             --              --
Stock purchase plan                 --          8,732         26,782             --              --
                             ---------      ---------      ---------      ---------      ----------
Ending balance               1,734,289      7,670,589      8,353,725      1,474,545              --
                             =========      =========      =========      =========      ==========

                 See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEARS ENDED DECEMBER 31,
                                                          -------------------------------------------------
                                                              1998               1997              1996
                                                          ------------       ------------       -----------
Cash Flows from Operating Activities:
   Net loss                                               $(11,545,000)      $( 9,219,000)      $(4,559,000)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
     Depreciation and amortization                             518,000            379,000           346,000
     Provision for doubtful accounts                           298,000             28,000            70,000
     Loss on sale of fixed assets                                5,000              1,000             8,000
     Common stock issued for services                           46,000             66,000            23,000
     Financing cost of warrants issued with debt
      and fixed conversion of convertible debenture                 --          1,442,000           189,000
     Compensation for stock options, warrants and
      common stock issued below fair market value              628,000          1,057,000                --
   Working capital changes:
     Accounts receivable                                    (1,350,000)          (747,000)         (818,000)
     Inventories                                            (2,289,000)          (347,000)          149,000
     Prepaid expenses                                          (65,000)          (195,000)          (32,000)
     Accounts payable                                          405,000            316,000           678,000
     Accrued expenses                                          849,000            212,000           459,000
                                                          ------------       ------------       -----------
Net cash used in operating activities                      (12,500,000)        (7,007,000)       (3,487,000)
                                                          ------------       ------------       -----------

Cash Flows from Investing Activities:
   Purchases of property and equipment                      (1,784,000)          (816,000)         (116,000)
   Proceeds from sale of property and equipment                     --                 --            14,000
   Purchases of short-term investments                      (5,557,000)       (10,179,000)               --
                                                          ------------       ------------       -----------
Net cash used in investing activities                       (7,341,000)       (10,995,000)         (102,000)
                                                          ------------       ------------       -----------

Cash Flows from Financing Activities:
   Net proceeds from (repayment of) debt                       (78,000)        (4,488,000)        3,209,000
   Proceeds from common stock and warrant
    issuance, net of repurchases                             1,747,000          5,470,000             1,000
   Proceeds from IPO, net of expenses                          (35,000)        36,740,000                --
   Proceeds from preferred stock issuance                           --          2,341,000           785,000
   Proceeds from exercise of stock options                   1,094,000            272,000            42,000
   Other                                                       135,000           (211,000)          (79,000)
                                                          ------------       ------------       -----------
Net cash provided by financing activities                    2,863,000         40,124,000         3,958,000
                                                          ------------       ------------       -----------

Net increase (decrease) in cash and cash equivalents       (16,978,000)        22,122,000           369,000
Cash and cash equivalents, beginning of year                22,555,000            433,000            64,000
                                                          ------------       ------------       -----------
Cash and cash equivalents, end of year                    $  5,577,000       $ 22,555,000       $   433,000
                                                          ============       ============       ===========



                 See accompanying notes to financial statements.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATION - Computer Motion, Inc. develops and markets proprietary robotic and computerized surgical systems that enhance a surgeon's performance and centralize and simplify a surgeon's control of the operating room. The Company's primary efforts are directed toward developing and commercializing medical robots and intuitive interface modalities which will enable new minimally invasive surgical procedures and enhance the surgical team's overall productivity. The Company's objective is to be the world's leading provider of robotic and computerized surgical systems.

Like other companies at this stage of development, the Company's future success is subject to numerous risks including the uncertainty of design, development and manufacturing of new products, regulatory clearances and approvals, developing its markets, acceptance of its products, reimbursement for its products, financing its operations, managing its growth and competition.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Computer Motion S.A. Intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications of previously reported amounts have been made to conform with the current year presentation.

USE OF ESTIMATES - Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION - The Company recognizes revenue as products are shipped and as services are performed. The Company also recognizes revenue under contracts with healthcare institutions to research, develop and test certain Company products which have not yet received regulatory clearances.

FOREIGN CURRENCY TRANSLATION - The assets and liabilities of Computer Motion S.A. are translated into U.S. dollars at exchange rates in effect on reporting dates, while capital accounts are translated at historical rates. Income statement items are translated at average exchange rates in effect during the financial statement period.

NET LOSS PER SHARE - Basic net loss per share is the same as diluted net loss per share since inclusion of the Company's outstanding stock options and warrants in the calculation is antidilutive. Net loss per share is based on the weighted average number of common shares outstanding during the financial statement period.

CASH EQUIVALENTS - Cash equivalents, consisting of liquid investments with a maturity of three months or less when purchased, are stated at cost which approximates market.

INVENTORIES - Inventories are stated at the lower of cost or market. Cost is determined under the average cost method. Allowances are made for slow-moving, obsolete, unsalable or unusable inventories.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost and are depreciated using the straight line method based on useful lives of seven years for leasehold improvements and three to seven years for machinery and equipment. Accelerated depreciation is used by the Company for tax accounting purposes only.

RESEARCH AND DEVELOPMENT - Research and development expense includes all expenditures for general research into scientific phenomena, development of useful ideas into merchantable products and continuing support and upgrading of various products, as well as expenditures related to regulatory and clinical activities. All such expense is charged to operations as incurred.

PATENTS - Patents, which are included in other assets, consist primarily of legal fees and are stated at cost. Patents are amortized on a straight-line basis over seventeen years.


NOTE 2: STOCK PURCHASE AND OPTION PLANS

STOCK PURCHASE - The Company's employee stock purchase plan allows participating employees to purchase, through payroll deductions, shares of the Company's common stock at 85% of the fair market value at specified dates. Under the terms of the plan, 129,668 shares of the Company's common stock have been reserved for purchase by plan participants. Employees purchased 26,782 and 8,732 shares in 1998 and 1997, respectively. At December 31, 1998, 94,154 shares were available for purchase under the plan.

STOCK OPTIONS - Under the terms of the Company's stock incentive plans, 2,593,361 shares of common stock have been reserved for issuance to directors, officers, employees and service providers upon the grant of restricted stock or the exercise of stock options. Stock options are generally exercisable over periods up to 10 years from date of grant and may be "incentive stock options" or "non-qualified stock options." At December 31, 1998, there were a maximum of 429,617 shares available for grant and 1,665,448 options outstanding, of which 627,837 shares were exercisable at a weighted price of $4.68 per share. The weighted average contractual life of options outstanding at December 31, 1998 was 8.3 years. Stock option activity was as follows:

                                                WEIGHTED
                              OPTIONS          AVG. PRICE
                            OUTSTANDING        PER SHARE
                            -----------        ----------
Balance - 12/31/95             623,884           $ 2.72

Granted                        961,859           $ 4.57
Canceled                      (230,757)          $ 2.95
Exercised                      (13,226)          $ 3.20
                             ---------           ------
Balance - 12/31/96           1,341,760           $ 4.01
                             ---------           ------

Granted                        650,789           $ 8.44
Canceled                       (71,421)          $ 4.57
Exercised                     (187,653)          $ 1.45
                             ---------           ------
Balance - 12/31/97           1,733,475           $ 6.34
                             ---------           ------

Granted                        657,950           $10.61
Canceled                      (471,197)          $ 9.12
Exercised                     (254,780)          $ 4.30
                             ---------           ------
Balance - 12/31/98           1,665,448           $ 7.10
                             =========           ======


Pursuant to the terms of the plans, optionees can use cash, previously owned shares or a combination of cash and previously owned shares to reimburse the Company for the cost of the option and the related tax liabilities. Shares acquired from the optionee are valued at fair market value on the transaction date.

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

The Company has issued certain common stock and warrants and granted certain stock options at prices perceived by the Securities and Exchange Commission to be less than the estimated fair market value of the common stock. The difference between the issuance or grant price and the estimated fair market value at date of issuance or grant is reflected as compensation expense. Compensation expense of $650,000 and $1,057,000 was recognized in 1998 and 1997, respectively. At December 31, 1998, deferred (unamortized) compensation expense relating to stock options was $753,000 and will be recognized as compensation expense over the balance of the vesting periods of the stock options.

Under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related accounting interpretations. Accordingly, no compensation expense has been recognized related to the granting of stock options, except as noted above. If compensation expense related to stock options was determined based upon their grant date fair market value consistent with the methodology prescribed under SFAS No. 123, the Company's net loss and basic loss per share would have been increased by $1,295,000 ($.16 per share), $718,000 ($.17 per share) and $239,000 ($.14 per share) for 1998, 1997 and 1996, respectively. The fair market value of the warrants and stock options at the grant date was estimated using the Black-Scholes model with the following weighted average assumptions:

                                1998          1997          1996
                                ----          ----          ----
Expected life (years)            7.0           7.0           7.0
Interest rate                    5.5%          6.0%          7.5%
Volatility                        40%           10%            0%
Dividend yield                     0%            0%            0%


NOTE 3: COMMON STOCK WARRANTS

The Company has issued warrants to purchase common shares which are exercisable over periods of up to 7 years from date of issuance. At December 31, 1998, 1,317,083 warrants were exercisable. Warrant activity was as follows:

                                                           WEIGHTED
                                          WARRANTS        AVG. PRICE
                                         OUTSTANDING      PER SHARE
                                         -----------      ----------
Balance - 12/31/95                          163,792        $   4.57
                                         ----------        --------

Granted                                   1,137,496        $   5.27
                                         ----------        --------
Balance - 12/31/96                        1,301,288        $   5.18
                                         ----------        --------

Granted                                     356,673        $   7.43
Exercised                                   (31,051)       $   5.23
                                         ----------        --------
Balance - 12/31/97                        1,626,910        $   5.34
                                         ----------        --------

Exercised                                  (309,827)       $   4.75
                                         ----------        --------
Balance - 12/31/98                        1,317,083        $   5.48
                                         ==========        ========


NOTE 4: INCOME TAXES

Income taxes for all years presented consisted of minimum state income taxes only. Net deferred income tax assets at December 31, 1998 and 1997 consisted of the following:

                                           1998               1997
                                       ------------        -----------
Allowance for doubtful accounts        $    102,000        $    25,000
Accrued liabilities                          80,000             67,000
Deferred rent                                53,000             39,000
Depreciation and amortization                74,000             20,000
Uniform capitalization costs                337,000             60,000
Net operating loss carryforwards          9,950,000          7,761,000
Tax credits                                 771,000            390,000
Other                                        52,000              7,000
                                       ------------        -----------
Total deferred income tax asset          11,419,000          8,369,000
Valuation reserve                       (11,419,000)        (8,369,000)
                                       ------------        -----------
Net deferred income tax asset          $         --        $        --
                                       ============        ===========


The income tax provision reconciles to the amount computed by applying the federal statutory rate to loss before taxes as follows:

                                                           1998             1997             1996
                                                        -----------      -----------      -----------
Expected federal benefit                                $(3,917,000)     $(3,222,000)     $(1,595,000)
State income taxes, net of federal income tax effect         25,000           13,000            1,000
Tax benefits not recognized                               3,917,000        3,222,000        1,595,000
                                                        -----------      -----------      -----------
Income tax provision                                    $    25,000      $    13,000      $     1,000
                                                        ===========      ===========      ===========


At December 31, 1998, the Company had federal and state net operating loss (NOL) carryforwards of approximately $28,000,000 and $8,000,000, respectively and research and development tax credit carryforwards of approximately $771,000. The federal tax credit and NOL carryforwards expire fifteen years from the year of loss and are restricted if significant changes in Company ownership occur. The state NOL carryforwards expire five years from the year of loss.

Realization of deferred tax assets is dependent on generating sufficient taxable income during the periods in which the temporary differences will reverse. The amount of the deferred tax assets considered realizable could be adjusted if estimates of future taxable income during the reversal periods are revised.


NOTE 5: FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK

DEBT - Warrants to purchase 1,064,645 shares of Company common stock were issued in 1996 in connection with bridge financing debt. Under SFAS No. 123, the fair market value of these warrants at the date of issuance totaling $632,000 was recorded as additional paid-in capital and deferred financing cost. During 1997 and 1996, financing costs of $1,442,000 and $189,000, respectively were expensed.

FINANCIAL INSTRUMENTS - Marketable securities consisted of bank certificates of deposit, commercial paper, auction market preferred stock and corporate bonds, all of which by policy must mature within 360 days. Under Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all marketable securities are classified as held to maturity and are carried at amortized cost which closely approximates fair market value. No net realized gains or losses were recorded in any year.

The Company's investment portfolio at December 31, 1998 and 1997 consisted of the following:

                                   1998              1997
                                -----------       -----------
Certificates of deposit         $ 1,000,000       $ 7,998,000
Commercial paper                  8,686,000         9,005,000
Auction market preferreds                --         4,250,000
Corporate bonds                   9,068,000         8,032,000
Cash                              2,350,000         3,245,000
Interest receivable                 209,000           204,000
                                -----------       -----------
Total                           $21,313,000       $32,734,000
                                ===========       ===========

CONCENTRATION OF CREDIT RISK - Trade accounts receivable and certain marketable securities are the financial instruments which may subject the Company to concentration of credit risk. Although the Company does not anticipate collection problems with its receivables, payment is contingent to a certain extent upon the economic condition of the hospitals which purchase the Company's products. The credit risk associated with receivables is limited due to dispersion of the receivables over a number of customers in a number of geographic areas. The Company monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business. Marketable securities are placed with high credit qualified financial institutions and Company policy limits the credit exposure to any one financial instrument; therefore, credit loss is reduced.


NOTE 6: COMMITMENTS AND CONTINGENCIES

LEASES - Rent expense for the years ended December 31, 1998, 1997 and 1996 was $629,000, $364,000 and $214,000, respectively. As of December 31, 1998, the
Company had the following minimum lease payments for certain facilities and equipment under operating leases: 1999-$688,000; 2000-$703,000; 2001-$690,000;
2002-$283,000; and nothing in 2003 and thereafter.

LEGAL MATTERS - While there are no pending legal actions against the Company, the Company may become party to various legal proceedings in the normal course of business.


NOTE 7: FINANCING ARRANGEMENTS

The Company has arrangements with several third party financial institutions, whereby the Company sells its leases, mainly without recourse. The Company recognized approximately $3,511,000, $1,331,000 and $494,000 in revenues from leases sold in 1998, 1997 and 1996, respectively. At December 31, 1998 and 1997, approximately $256,000 and $255,000, respectively had not been collected on leases sold with recourse for which the Company is contingently liable.


NOTE 8: PROFIT SHARING PLAN

The Company's defined contribution profit sharing plan includes features under
Section 401(k) of the Internal Revenue Code. All employees are eligible to participate in the plan after meeting certain minimum service requirements. Employees may make discretionary contributions to the plan subject to Internal Revenue Code limitations. Employer contributions to the plan were $56,000 in 1998 and zero in 1997. For 1999, the Company anticipates contributing 25% of the first four percent of a participant's salary contribution to the plan. Plan participants are fully vested in their contributions to the plan and employer contributions vest over two years.


NOTE 9: GEOGRAPHIC AREA

The Company operates in a single industry segment, the medical device industry. Export sales from the United States were $1,225,000, $1,871,000 and $1,147,000 in 1998, 1997 and 1996, respectively.


NOTE 10: SHAREHOLDERS' EQUITY

The Company reincorporated in Delaware and effected a reverse stock split of its existing common and preferred stock of 1 for 1.928 shares in August 1997. This reincorporation and reverse stock split have been retroactively reflected in the accompanying financial statements. All shares of preferred stock were converted to common stock upon the Company's initial public offering in August 1997.

PREFERRED STOCK - At December 31, 1998, the Company had 5,000,000 shares of undesignated preferred stock authorized and available for future issuance, none of which had been issued. The Company's Board of Directors, at its sole discretion, may determine, fix and alter dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any such series, and may determine the designation, terms and conditions of the issuance of any such shares.

COMMON STOCK - During the year ended December 31, 1998, stock option and warrant exercises and issuances of common stock under the Company's Employee Stock Purchase Plan increased the number of common shares by 591,389. Effective May 1997, a corporation which had invested $4,000,000 in the form of a convertible note converted its note and all accrued interest thereon into 363,743 shares of the Company's common stock. Financing costs of $1,000,000 relating to the fixed conversion feature of this note were expensed in 1997.

NOTE 11: VENDORS

The robotic arm which is the major component of the Company's AESOP product is purchased from a sole supplier. The Company believes that other suppliers would be available for the component if necessary.


NOTE 12: QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly data for 1998 and 1997 was as follows:

                       FIRST QUARTER    SECOND QUARTER   THIRD QUARTER    FOURTH QUARTER
                       -------------    --------------   -------------    --------------
Year Ended December 31, 1998:
     Revenue            $ 2,077,000      $ 2,274,000      $ 2,807,000      $ 3,428,000
     Gross profit       $ 1,184,000      $ 1,323,000      $ 1,589,000      $ 1,998,000
     Net loss           $(2,730,000)     $(3,004,000)     $(2,994,000)     $(2,817,000)
     Loss per share     $     (0.35)     $     (0.38)     $     (0.37)     $     (0.35)
                        -----------      -----------      -----------      -----------

Year Ended December 31, 1997:
     Revenue            $ 1,373,000      $ 1,483,000      $ 1,685,000      $ 2,070,000
     Gross profit       $   722,000      $   759,000      $ 1,007,000      $ 1,260,000
     Net loss           $(1,530,000)     $(3,380,000)     $(2,185,000)     $(2,124,000)
     Loss per share     $     (0.88)     $     (1.76)     $     (0.36)     $     (0.28)
                        ===========      ===========      ===========      ===========

Full year 1997 loss per share was lower than the sum of the reported 1997 quarterly loss per share amounts due to significant changes in the number of outstanding shares.