Form 10-K405, Exhibit 13
period 1999-12-31
COMPUTER MOTION INC
filed 2000-04-14
CIK 906829

This discussion contains forward looking statements that involve risks and uncertainties. The Company's actual results may differ materially due to factors that include, but are not limited to, the risks discussed herein under "Risk Factors," as well as those discussed in the "Risk Factors" section of the Company's Annual Report on Form 10-K.

                          (MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS)

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

The Company's ZEUS(TM) Robotic Surgical System is comprised of three surgeon-controlled robotic arms, one of which positions the endoscope and two of which manipulate surgical instruments. The Company believes that the ZEUS System will improve a surgeon's dexterity and precision and enhance visualization of, and access to, confined operative sites.

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

                             (RESULTS OF OPERATIONS)

(REVENUE) Revenue increased $7.5 million (70.6 percent) to $18.1 million in 1999 from $10.6 million in 1998. The increase resulted from a $1.2 million or 69.7 percent, increase in HERMES revenue and a $6.5 million, or 664.9 percent, increase in ZEUS revenue. AESOP revenues were relatively flat, declining $289,000 or 3.7 percent. Development revenues associated with pre-clinical ZEUS activities in 1999 totaled $1.3 million, a 57.1 percent increase over the prior year. Development revenues associated with HERMES in 1999 totaled $115,000.

--------------------------------------------------------------------------------
                                COMPUTER MOTION
                               1999 ANNUAL REPORT

Revenue increased $4.0 million (60.1 percent) to $10.6 million in 1998 from $6.6 million in 1997. The increase resulted from a $2.5 million, or 46.2 percent, increase in AESOP revenue and a $1.5 million, or 686.5 percent, increase in HERMES revenue. Development revenues associated with pre-clinical ZEUS activities in 1998 totaled $807,000, a slight decrease from the prior year.

(GROSS PROFIT) Gross profit increased $2.8 million (46.4 percent) to $8.9 million in 1999 from $6.1 million in 1998. Gross margin decreased to 49.4 percent in 1999 as compared to 57.6 percent in 1998. The decrease in gross margin was primarily due to costs associated with the ZEUS product line as costs of future upgrades granted were recognized, and promotional accessories were offered at little or no cost. Pressure on gross margins will continue until the Company receives FDA clearance for the ZEUS System and is able to produce and sell it at a greater volume.

Gross profit increased $2.3 million (62.2 percent) to $6.1 million in 1998 from $3.7 million in 1997. Gross margin increased to 57.6 percent in 1998 as compared to 56.7 percent in 1997. The increase in gross margin was primarily due to significantly increased AESOP average selling prices and some efficiencies of scale associated with increased unit production, offset in part by costs associated with the ZEUS product line as older products in the field were replaced with upgraded or new products.

(SELLING, GENERAL AND ADMINISTRATIVE) Selling, general and administrative expenses increased $2.3 million (20.8 percent) to $13.4 million in 1999 as compared to $11.1 million in 1998. The increase was due mainly to the addition of sales and marketing personnel and related recruiting and relocation costs, increased levels of marketing support, greater travel and business expenses, and higher commissions based on the increased sales.

Selling, general and administrative expenses increased $3.3 million (42.7 percent) to $11.1 million in 1998 as compared to $7.8 million in 1997. The increase was due mainly to the addition of sales and marketing personnel and related costs necessary to support the increased sales of the Company.

(RESEARCH AND DEVELOPMENT) Research and development expenses increased $1.6 million (20.5 percent) to $9.5 million in 1999 as compared to $7.9 million in 1998, primarily as a result of additional personnel and increased research and development efforts with respect to the HERMES and ZEUS platforms.

Research and development expenses increased $3.8 million (90.5 percent) to $7.9 million in 1998 as compared to $4.1 million in 1997, primarily as a result of additional personnel and increased research and development efforts with respect to the HERMES and ZEUS platforms, as well as for building additional research and development, new product introduction and regulatory and clinical affairs infrastructure.

(OTHER INCOME) Other income was $681,000 in 1999 compared to $1.4 million in 1998. Other income was almost entirely interest income derived from investments in marketable securities. This decrease is a result of the reduced level of investments in cash and marketable securities derived from the proceeds of the Company's initial public offering in August 1997 as these funds were used to support ongoing operations.

Other income was $1.4 million in 1998 compared to other expense of $1.0 million in 1997. Other income in 1998 was almost entirely interest income derived from proceeds from the Company's initial public offering which was completed in August 1997. Other expense in 1997 included the amortization of $1.0 million of financing costs attributable to the fixed conversion feature of a convertible debenture and $442,000 of financing costs attributable to warrants issued in connection with bridge debt, and was net of $776,000 of interest income derived primarily from investing the proceeds of the Company's initial public offering.

(INCOME TAXES) Minimal provisions for state income taxes have been recorded on the Company's pre-tax losses to date. At December 31, 1999, the Company had federal and state net operating loss

--------------------------------------------------------------------------------
                                COMPUTER MOTION
                               1999 ANNUAL REPORT
carryforwards of approximately $36.0 million and $7.5 million, respectively which are available to offset future federal and state taxable income. These carryforwards will expire on various dates through 2019. The Company has provided a full valuation allowance on the deferred income tax asset because of the uncertainty regarding its realization.

                              (FINANCIAL CONDITION)

Since its inception, the Company's expenses have exceeded its revenues, resulting in an accumulated deficit of $46.6 million as of December 31, 1999. Until its initial public offering, the Company had primarily relied on proceeds from issuance of preferred and common stock and bridge debt financing to fund its operations.

At December 31, 1999, the Company's current ratio (current assets divided by current liabilities) was 2.9 to 1 versus 8.1 to 1 at December 31, 1998, reflecting the decrease in cash and marketable securities as the proceeds from the initial public offering were used to support operations.

For the year ended December 31, 1999, the Company's use of cash in operating activities of $14.3 million was primarily attributable to the net loss and also to increases in accounts receivable and inventory in support of the Company's revenue growth.

Cash outflow from purchases of plant and equipment was $1.5 million in 1999. The Company currently has no material commitments for capital expenditures, but has procured additional leased space in anticipation of continued business growth. For the year ended December 31, 1999, net cash provided by financing activities of $2.0 million was almost entirely attributable to the exercise of stock options and warrants totaling $2.1 million.

The Company's operations to date have consumed substantial amounts of cash, and the Company expects its capital and operating expenditures to continue to exceed proceeds from ongoing sales at least through 2000. The Company's need for additional financing will depend upon numerous factors, including, but not limited to, the extent and duration of the Company's future operating losses, the level and timing of future revenues and expenditures, the progress and scope of clinical trials, the timing and costs required to receive both United States and international governmental approvals or clearances, market acceptance of new products, the results and scope of ongoing research and development projects, the costs of training physicians to become proficient in the use of the Company's products and procedures, and the cost of developing appropriate sales and marketing capabilities. The Company plans to raise additional funds through public or private equity financing and is also planning to obtain a bank line of credit. There can be no assurance that additional financing, if required, would be available on acceptable terms, if at all. Management is confident that they will be able to raise the funds necessary to sustain operations through December 31, 2000. If adequate funds are not available, the Company's business, financial condition and results of operations would be materially adversely affected and its ability to continue as a going concern would be at risk.

The Company's financial instruments include cash and short-term investment grade debt securities. At December 31, 1999, the carrying values of the Company's financial instruments approximated their fair values based on current market prices and rates. It is the Company's policy not to enter into derivative financial instruments. The Company does not currently have material foreign currency exposure as the majority of its international transactions are denominated in U.S. currency. Accordingly, the Company does not have significant currency exposure at December 31, 1999.

--------------------------------------------------------------------------------
                                COMPUTER MOTION
                               1999 ANNUAL REPORT

                                 (RISK FACTORS)

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. The following discussion summarizes some of these risks which could affect the Company's actual future results and could cause them to differ materially from any forward-looking statements made by the Company.

The Company has a limited operating history and has not yet made a profit. The HERMES and ZEUS product lines are important to the Company's future success and neither product has achieved market acceptance. The ZEUS System has not yet achieved United States regulatory clearance. Government regulation of the medical device industry is strict and the regulatory clearance process is generally lengthy, expensive and uncertain. There are alternative treatments and procedures to using the Company's products. The Company's products are subject to rapid technological change. The success of the Company, in part, is based on its ability to obtain patent protection for its products. The Company is dependent on sole source suppliers for principal components of its AESOP and ZEUS product lines. The Company's operations will continue to consume significant amounts of cash and anticipated growth will place significant demands on the Company's management resources, particularly in research and development and sales and marketing.

A more detailed discussion of factors that could affect the Company's future results can be found in the "Risk Factors" section of the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and under financial condition above.

--------------------------------------------------------------------------------
                                COMPUTER MOTION
                               1999 ANNUAL REPORT

                     (CONSOLIDATED STATEMENTS OF OPERATIONS)

YEARS ENDED DECEMBER 31,
                                                     1999               1998               1997
---------------------------------------------------------------------------------------------------
Revenue                                          $ 18,058,000       $ 10,586,000       $  6,611,000
Cost of revenue                                     9,135,000          4,492,000          2,863,000
                                                 ------------       ------------       ------------
Gross profit                                        8,923,000          6,094,000          3,748,000
---------------------------------------------------------------------------------------------------
Research and development expense                    9,528,000          7,905,000          4,149,000
Selling, general and administrative expense        13,431,000         11,117,000          7,790,000
                                                 ------------       ------------       ------------
Loss from operations                              (14,036,000)       (12,928,000)        (8,191,000)
---------------------------------------------------------------------------------------------------
Other (income) expense, net                          (681,000)        (1,408,000)         1,015,000
                                                 ------------       ------------       ------------
Loss before income tax provision                  (13,355,000)       (11,520,000)        (9,206,000)
---------------------------------------------------------------------------------------------------
Income tax provision                                   20,000             25,000             13,000
Net loss                                         $(13,375,000)      $(11,545,000)      $ (9,219,000)
---------------------------------------------------------------------------------------------------
Other comprehensive income, net of tax:
  Foreign currency translation adjustment             (33,000)                --                 --
                                                 ------------       ------------       ------------
Comprehensive loss                               $(13,408,000)      $(11,545,000)      $ (9,219,000)
---------------------------------------------------------------------------------------------------
Net loss per share - basic and diluted           $      (1.57)      $      (1.45)      $      (2.12)
---------------------------------------------------------------------------------------------------
Weighted average shares outstanding -
basic and diluted                                   8,503,000          7,959,000          4,343,000
===================================================================================================

                See accompanying notes to financial statements.

--------------------------------------------------------------------------------
                                COMPUTER MOTION
                               1999 ANNUAL REPORT

                   (REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS)

To the Board of Directors of Computer Motion, Inc.:

We have audited the accompanying consolidated balance sheets of Computer Motion, Inc., a Delaware corporation and subsidiary, as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Motion, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP
Woodland Hills, California
February 25, 2000

--------------------------------------------------------------------------------
                                 COMPUTER MOTION
                               1999 ANNUAL REPORT

                          (CONSOLIDATED BALANCE SHEETS)


ASSETS                   DECEMBER 31,                     1999               1998
---------------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                       $  4,297,000       $  5,577,000
  Marketable securities                              3,224,000         15,736,000
  Accounts receivable, net of allowance
     for doubtful accounts of $1,265,000
     in 1999 and $254,000 in 1998                    6,203,000          2,856,000
  Inventories
     Raw materials                                   2,899,000          1,588,000
     Work in process                                   942,000            344,000
     Finished goods                                  1,168,000          1,349,000
                                                  ------------       ------------
  Total inventories                                  5,009,000          3,281,000
  Prepaid expenses                                     332,000            347,000
                                                  ------------       ------------
Total current assets                                19,065,000         27,797,000
---------------------------------------------------------------------------------
Furniture and fixtures                               1,157,000            950,000
Computer equipment                                   2,061,000          1,307,000
Machinery and equipment                              2,341,000          1,807,000
Accumulated depreciation                            (2,626,000)        (1,689,000)
                                                  ------------       ------------
Property and equipment, net                          2,933,000          2,375,000
---------------------------------------------------------------------------------
Other assets                                         1,363,000            272,000
---------------------------------------------------------------------------------
Total assets                                      $ 23,361,000       $ 30,444,000
=================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------
Current liabilities
  Accounts payable                                $  3,235,000       $  1,623,000
  Accrued expenses                                   2,917,000          1,820,000
  Deferred revenue                                     317,000                 --
                                                  ------------       ------------
Total current liabilities                            6,469,000          3,443,000
---------------------------------------------------------------------------------
  Deferred revenue                                     970,000                 --
  Other liabilities                                    103,000            131,000
                                                  ------------       ------------
Total liabilities                                    7,542,000          3,574,000

Commitments and contingencies (Note 6)
---------------------------------------------------------------------------------

Shareholders' equity
  Preferred stock
     Authorized -- 5,000,000 shares
     Issued and Outstanding -- none
  Common stock -- $.001 par value
     Authorized -- 25,000,000 shares
     Issued & Outstanding -- 1999 - 8,745,442
     shares; 1998 - 8,353,725 shares                     9,000              8,000
  Additional paid-in capital                        62,663,000         60,813,000
  Deferred compensation                               (247,000)          (753,000)
Accumulated deficit                                (46,573,000)       (33,198,000)
Accumulated comprehensive loss                         (33,000)                --
                                                  ------------       ------------
Total shareholders' equity                          15,819,000         26,870,000
---------------------------------------------------------------------------------
Total liabilities and shareholders' equity        $ 23,361,000       $ 30,444,000
=================================================================================

                 See accompanying notes to financial statements.

--------------------------------------------------------------------------------
                                COMPUTER MOTION
                               1999 ANNUAL REPORT

           (CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT))

                                                                                                  ACCUMULATED         TOTAL
                               PREFERRED        COMMON         ADDITIONAL        DEFERRED       DEFICIT & COMP-    SHAREHOLDERS'
                                 STOCK           STOCK      PAID-IN CAPITAL    COMPENSATION     REHENSIVE LOSS   EQUITY (DEFICIT)
---------------------------------------------------------------------------------------------------------------------------------
Balance
  December 31, 1996           $ 3,716,000      $   2,000      $    537,000      $  (515,000)     $(12,434,000)     $ (8,694,000)
---------------------------------------------------------------------------------------------------------------------------------
Common stock issued                    --          1,000         1,216,000               --                --         1,217,000
Stock issued on IPO                    --          3,000        36,737,000               --                --        36,740,000
Conversion of preferred
  to common net of
  issuance costs               (3,716,000)         2,000        12,176,000               --                --         8,462,000
Exercise of options                    --             --           272,000               --                --           272,000
Exercise of warrants,
  net of issuance costs                --             --           168,000               --                --           168,000
Deferred compensation,
  net of amortization                  --             --         2,323,000       (1,266,000)               --         1,057,000
Conversion of debt
  to common                            --             --         5,074,000               --                --         5,074,000
Redemption premium                     --             --          (240,000)              --                --          (240,000)
Stock purchase plan                    --             --            78,000               --                --            78,000
Net loss                               --             --                --               --        (9,219,000)       (9,219,000)
                              -----------      ---------      ------------      -----------      ------------      ------------
Balance December 31, 1997              --          8,000        58,341,000       (1,781,000)      (21,653,000)       34,915,000
---------------------------------------------------------------------------------------------------------------------------------
Common stock issued                    --             --            46,000               --                --            46,000
Exercise of options                    --             --         1,094,000               --                --         1,094,000
Exercise of warrants                   --             --         1,471,000               --                --         1,471,000
Amortization of
  deferred compensation                --             --          (400,000)       1,028,000                --           628,000
Stock purchase plan                    --             --           276,000               --                --           276,000
IPO expenses and other                 --             --           (15,000)              --                --           (15,000)
Net loss                               --             --                --               --       (11,545,000)      (11,545,000)
                              -----------      ---------      ------------      -----------      ------------      ------------
Balance
  December 31, 1998                    --          8,000        60,813,000         (753,000)      (33,198,000)       26,870,000
---------------------------------------------------------------------------------------------------------------------------------
Common stock issued                    --             --                --               --                --                --
Exercise of options                    --          1,000         1,836,000               --                --         1,837,000
Exercise of warrants                   --             --            37,000               --                --            37,000
Amortization of
  deferred compensation                --             --          (270,000)          506,000               --           236,000
Stock purchase plan                    --             --           262,000               --                --           262,000
Other                                  --             --           (15,000)              --                --           (15,000)
Unrealized loss -
  translation                          --             --                --               --           (33,000)          (33,000)
Net loss                               --             --                --               --       (13,375,000)      (13,375,000)
                              -----------      ---------      ------------      -----------      ------------      ------------
Balance
  December 31, 1999           $        --      $   9,000      $ 62,663,000      $  (247,000)     $(46,606,000)     $ 15,819,000
=================================================================================================================================

                                              COMMON SHARES                       PREFERRED SHARES
                                   1997          1998          1999           1997         1998     1999
--------------------------------------------------------------------------------------------------------
Beginning balance                1,734,289     7,670,589     8,353,725      1,474,545        --       --
--------------------------------------------------------------------------------------------------------
Issued                             125,734        91,747            --        323,871        --       --
Issued on IPO                    2,875,000            --            --             --        --       --
Exercise of options                187,653       254,780       354,478             --        --       --
Conversion of preferred          2,344,387            --            --     (1,798,416)       --       --
Exercise of warrants                31,051       309,827         8,189             --        --       --
Conversion of debt                 363,743            --            --             --        --       --
Stock purchase plan                  8,732        26,782        29,050             --        --       --
                                 ---------     ---------     ---------     ----------      ----     ----
Ending balance                   7,670,589     8,353,725     8,745,442             --        --       --
========================================================================================================

                 See accompanying notes to financial statements.

--------------------------------------------------------------------------------
                                COMPUTER MOTION
                               1999 ANNUAL REPORT

                     (CONSOLIDATED STATEMENTS OF CASH FLOWS)

                            YEARS ENDED DECEMBER 31,                  1999              1998              1997
-----------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net loss                                                       $(13,375,000)     $(11,545,000)     $ (9,219,000)
  Adjustments to reconcile net loss to net cash used
     in operating activities:
       Depreciation and amortization                                  937,000           518,000           379,000
       Provision for doubtful accounts                              1,011,000           298,000            28,000
       Loss on sale of fixed assets                                     8,000             5,000             1,000
       Common stock and options issued for services                    50,000            46,000            66,000
       Financing cost of warrants issued with debt and fixed
          conversion of convertible debenture                              --                --         1,442,000
       Compensation for stock options, warrants and
          common stock issued below fair market value                 236,000           628,000         1,057,000
Decrease/(increase) in:
       Accounts receivable                                         (4,358,000)       (1,350,000)         (747,000)
       Inventories                                                 (1,728,000)       (2,289,000)         (347,000)
       Prepaid expenses                                                15,000           (65,000)         (195,000)
       Other assets                                                (1,091,000)               --                --
Increase/(decrease) in:
       Accounts payable                                             1,612,000           405,000           316,000
       Accrued expenses                                             1,097,000           849,000           212,000
       Deferred revenue and other liabilities                       1,259,000                --                --
                                                                 ------------      ------------      ------------
Net cash used in operating activities                             (14,327,000)      (12,500,000)       (7,007,000)
-----------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Purchases of property and equipment                              (1,503,000)       (1,784,000)         (816,000)
  Decrease/(increase) in marketable securities                     12,512,000        (5,557,000)      (10,179,000)
                                                                 ------------      ------------      ------------
Net cash provided by (used in) investing activities                11,009,000        (7,341,000)      (10,995,000)
-----------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Repayment of debt                                                        --           (78,000)       (4,488,000)
  Proceeds from common stock issued and warrants
     exercised, net of repurchases                                    249,000         1,747,000         5,470,000
  Proceeds from IPO, net of expenses                                       --           (35,000)       36,740,000
  Proceeds from preferred stock issuance                                   --                --         2,341,000
  Proceeds from exercise of stock options                           1,836,000         1,094,000           272,000
  Other                                                               (47,000)          135,000          (211,000)
                                                                 ------------      ------------      ------------
Net cash provided by financing activities                           2,038,000         2,863,000        40,124,000
-----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                        (1,280,000)      (16,978,000)       22,122,000
Cash and cash equivalents at beginning of period                    5,577,000        22,555,000           433,000
                                                                 ------------      ------------      ------------
Cash and cash equivalents at end of period                       $  4,297,000      $  5,577,000      $ 22,555,000
=================================================================================================================

                 See accompanying notes to financial statements.

--------------------------------------------------------------------------------
                                 COMPUTER MOTION
                               1999 ANNUAL REPORT

                  (NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)

                   (NOTE 1 > SIGNIFICANT ACCOUNTING POLICIES)

(NATURE OF OPERATIONS AND RISKS) Computer Motion, Inc. develops and markets proprietary robotic and computerized surgical systems that enhance a surgeon's performance and centralize and simplify a surgeon's control of the operating room. The Company's primary efforts are directed toward developing and commercializing medical robots and intelligent interface modalities which will enable new minimally invasive surgical procedures and enhance the surgical team's overall productivity. The Company's objective is to be the world's leading provider of robotic and computerized surgical systems.

Like other companies at this stage of development and in this industry, the Company's future success is subject to numerous risks including the uncertainty of design, development and manufacturing of new products, regulatory clearances and approvals, developing its markets, acceptance of its products, reimbursement for its products, financing its operations, managing its growth and competition.

The Company's operations to date have consumed substantial amounts of cash, and the Company expects its capital and operating expenditures to continue to exceed proceeds from ongoing sales at least through 2000. The Company's need for additional financing will depend upon numerous factors, including, but not limited to, the extent and duration of the Company's future operating losses, the level and timing of future revenues and expenditures, the progress and scope of clinical trials, the timing and costs required to receive both United States and international governmental approvals or clearances, market acceptance of new products, the results and scope of ongoing research and development projects, the costs of training physicians to become proficient in the use of the Company's products and procedures, and the cost of developing appropriate sales and marketing capabilities. The Company plans to raise additional funds through public or private equity financing and is also planning to obtain a bank line of credit. There can be no assurance that additional financing, if required, would be available on acceptable terms, if at all. Management is confident that they will be able to raise the funds necessary to sustain operations through December 31, 2000. If adequate funds are not available, the Company's business, financial condition and results of operations would be materially adversely affected and its ability to continue as a going concern would be at risk.

(CONSOLIDATION) The consolidated financial statements include the accounts of the Company and its wholly-owned French subsidiary, Computer Motion S.A. Intercompany transactions and balances have been eliminated in consolidation.

(RECLASSIFICATIONS) Certain reclassifications of previously reported amounts have been made to conform with the current year presentation.

(USE OF ESTIMATES) Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(REVENUE RECOGNITION) The Company recognizes revenue from the sale of product and from the performance of services as products are shipped and as services are performed. The company defers revenue from the sale of extended warranties and other contracts and recognizes it over the life of the contracts.

(FOREIGN CURRENCY TRANSLATION) The assets and liabilities of Computer Motion S.A. are translated into U.S. dollars at exchange rates in effect on reporting dates, while capital accounts are translated at historical rates. Income statement items are translated at average exchange rates in effect during the

--------------------------------------------------------------------------------
                                 COMPUTER MOTION
                               1999 ANNUAL REPORT
financial statement period. The cumulative effect of translation is recorded as a separate component of shareholders' equity.

(NET LOSS PER SHARE) Basic net loss per share is calculated on a basis equivalent to diluted net loss per share since inclusion of the Company's outstanding stock options and warrants in the calculation is antidilutive. Net loss per share is based on the weighted average number of common shares outstanding during the financial statement period.

(CASH EQUIVALENTS) Cash equivalents, consisting of liquid investments with a maturity of three months or less when purchased, are stated at cost which approximates market.

(PROPERTY AND EQUIPMENT) Property and equipment are stated at cost and are depreciated using the straight line method based on useful lives of seven years for furniture and fixtures and three to seven years for machinery and equipment and three years for computer equipment.

(RESEARCH AND DEVELOPMENT) Research and development expenses are charged to operations as incurred and totaled $9,528,000, $7,905,000 and $4,149,000 in 1999, 1998 and 1997 respectively.

(INCOME TAXES) The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and the tax basis of assets and liabilities using the enacted tax rate in effect for the years in which the differences are expected to reverse.

(INVENTORIES) Inventories, which include materials, are stated at the lower of cost or market. The Company uses the first-in, first-out (FIFO) method to value inventories.

(PATENTS, TRADEMARKS AND OTHER INTANGIBLES) Patents, trademarks and other intangibles are carried at cost less accumulated amortization that is calculated on the straight-line basis over the useful lives of the assets.

                   (NOTE 2 > STOCK PURCHASE AND OPTION PLANS)

(STOCK PURCHASE) The Company's employee stock purchase savings plan allows participating employees to purchase, through payroll deductions, shares of common stock at 85% of the fair market value at specified dates. Under the terms of the plan, 129,668 shares of common stock have been reserved for purchase by plan participants. Employees purchased 29,050, 26,782 and 8,732 shares in 1999, 1998 and 1997 respectively. At December 31, 1999, 65,104 shares were available for purchase under the plan. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

(STOCK OPTIONS) Under the terms of the Company's stock option plans, 3,493,361 shares of common stock have been reserved for issuance to directors, officers and employees and to others upon the grant of restricted stock or the exercise of stock options. Stock options are generally exercisable over periods up to 10 years from date of grant and may be "incentive stock options" or "non-qualified stock options." Options generally vest evenly over four years. At December 31, 1999, there were a maximum of 945,376 shares available for grant and 1,695,210 options outstanding, of which 596,728 shares were exercisable at a weighted price of $6.18 per share. The weighted average contractual life of options outstanding at December 31, 1999 was 8.2 years. Stock option activity was as follows:

--------------------------------------------------------------------------------
                                 COMPUTER MOTION
                               1999 ANNUAL REPORT

                                         OPTIONS                 WEIGHTED AVG.
                                       OUTSTANDING              EXERCISE PRICE
--------------------------------------------------------------------------------
       Balance - 12/31/96               1,341,760                  $ 4.01
--------------------------------------------------------------------------------
       Granted                            650,789                  $ 8.44
       Canceled                           (71,421)                 $ 4.57
       Exercised                         (187,653)                 $ 1.45
       Balance - 12/31/97               1,733,475                  $ 6.34
--------------------------------------------------------------------------------
       Granted                            657,950                  $10.61
       Canceled                          (471,197)                 $ 9.12
       Exercised                         (254,780)                 $ 4.30
       Balance - 12/31/98               1,665,448                  $ 7.10
--------------------------------------------------------------------------------
       Granted                            861,175                  $10.37
       Canceled                          (476,935)                 $ 9.30
       Exercised                         (354,478)                 $ 5.18
       Balance - 12/31/99               1,695,210                  $ 8.54
================================================================================

In the opinion of management, all options have been granted at not less than fair market value at dates of grant. When stock options are exercised, the par value of the shares issued is credited to common stock and the excess of the proceeds over the par value is credited to additional paid-in capital. When non-qualified options are exercised, or when incentive stock options are exercised and sold within a one-year period, the Company realizes income tax benefits based on the difference between the fair value of the stock on the date of exercise and the stock option exercise price. These tax benefits do not affect the income tax provision, but rather are credited directly to additional paid-in capital.

Pursuant to the terms of the plans, the Company has issued options to non-employees for services. Options issued to non-employees totaled 75,000 and the related compensation expense recognized by the company totaled $50,000 in 1999. Compensation related to options issued for services is recognized ratably over the service period.

During February 1999, the Company issued a total of 130,000 options to sales personnel of the Company. Vesting rights for these options were contingent on the Company meeting certain sales performance criteria. No compensation expense was required in 1999 due to there being no variance between the exercise price and fair market value of the options on the date the performance criteria was met.

The Company issued certain common stock and warrants and granted certain stock options at prices perceived by the Securities and Exchange Commission to be less than the estimated fair market value of the common stock. The difference between the issuance or grant price and the estimated fair market value at date of issuance or grant is reflected as compensation expense. Compensation expense of $236,000, $628,000 and $1,057,000 was recognized in 1999, 1998 and 1997 respectively. At December 31, 1999, deferred (unamortized) compensation expense relating to stock options was $247,000 and will be recognized as compensation expense over the balance of the vesting period of the stock options.

Under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related accounting interpretations. Accordingly, no compensation expense has been recognized related to the granting of stock options, except as noted above. If compensation expense related to stock options was determined based upon their grant date fair value consistent with the methodology prescribed under SFAS No. 123, the Company's net loss and basic loss per share would have been increased by $2,406,332, ($.28 per share), $1,295,000 ($.16 per share) and $718,000 ($.17 per share) for 1999, 1998 and 1997, respectively. The fair market value of the warrants and stock

--------------------------------------------------------------------------------
                                 COMPUTER MOTION
                               1999 ANNUAL REPORT
options at the grant date was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                 1999         1998         1997
--------------------------------------------------------------------------------
Expected life (years)                             7.0          7.0          7.0
Interest rate                                     5.5%         5.5%         6.0%
Volatility                                       63.0%        40.0%        10.0%
Dividend yield                                    0.0%         0.0%         0.0%
================================================================================

                        (NOTE 3 > COMMON STOCK WARRANTS)

The Company has issued warrants to purchase common shares which are exercisable over periods of up to 7 years from date of issuance. At December 31, 1999, all outstanding warrants were exercisable. Warrant information is as follows:

                                                                  WEIGHTED AVG.
                                          WARRANTS OUTSTANDING    EXERCISE PRICE
--------------------------------------------------------------------------------
Balance - 12/31/96                              1,301,288              $5.18
--------------------------------------------------------------------------------
Granted                                           356,673              $7.43
Exercised                                         (31,051)             $5.23
                                                ---------              -----
Balance - 12/31/97                              1,626,910              $5.34
--------------------------------------------------------------------------------
Exercised                                        (309,827)             $4.75
                                                ---------              -----
Balance - 12/31/98                              1,317,083              $5.48
--------------------------------------------------------------------------------
Exercised                                          (8,189)             $4.57
                                                ---------              -----
Balance - 12/31/99                              1,308,894              $5.48
================================================================================

                         (NOTE 4 > INCOME TAX PROVISION)

Income tax for all years presented consisted of minimum state income and franchise taxes. Net deferred income tax assets at December 31, 1999 and 1998 consisted of the following:

                                                     1999              1998
--------------------------------------------------------------------------------
Allowance for doubtful accounts                  $    504,000      $    102,000
Accrued liabilities                                   674,000            80,000
Deferred rent                                          41,000            53,000
Depreciation and amortization                         137,000            74,000
Uniform capitalization costs                          358,000           337,000
Net operating loss carryforwards                   12,854,000         9,950,000
Tax credits                                         1,530,000           771,000
Deferred revenue                                      513,000                --
Capitalized research and development costs          1,094,000                --
Other                                                 382,000            52,000
                                                 ------------      ------------
Total deferred income tax asset                    18,087,000        11,419,000
Valuation reserve                                 (18,087,000)      (11,419,000)
                                                 ------------      ------------
Net deferred income tax asset                    $         --      $         --
================================================================================

                                 COMPUTER MOTION
                               1999 ANNUAL REPORT

The income tax provision reconciles to the amount computed by applying the federal statutory rate to loss before taxes as follows:

                                      1999             1998             1997
--------------------------------------------------------------------------------
Expected federal benefit          $(4,541,000)     $(3,917,000)     $(3,222,000)
State income taxes, net of
  federal income tax effect            20,000           25,000           13,000
Tax benefits not recognized         4,541,000        3,917,000        3,222,000
                                  -----------      -----------      -----------
Income tax provision              $    20,000      $    25,000      $    13,000
================================================================================

At December 31, 1999, the Company had federal and state net operating loss (NOL) carryforwards of approximately $36,000,000 and $7,500,000, respectively and research and development tax credit carryforwards of approximately $1,530,000. The federal tax credit and NOL carryforwards expire twenty years from the year of loss and are restricted if significant changes in ownership occur. The state NOL carryforwards expire in five to seven years from the year of loss.

Realization of deferred tax assets is dependent on generating sufficient taxable income during the periods in which the temporary differences will reverse. Because the Company is uncertain when it may realize the benefit of its tax assets, the Company has placed a valuation allowance against the total deferred tax assets.

          (NOTE 5 > FINANCIAL INSTRUMENTS AND OFF-BALANCE STREET RISK)

(FINANCIAL INSTRUMENTS) Marketable securities consist of bank certificates of deposit, commercial paper and corporate bonds, all of which by policy must mature within 360 days. Under Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", all marketable securities are classified as held to maturity and are carried at amortized cost which closely approximates fair market value. Interest income earned totaled $700,000, $1,448,000 and $776,000 in 1999, 1998 and 1997
respectively.

The Company's investment portfolios consist of the following:

                                                    1999                  1998
--------------------------------------------------------------------------------
Certificates of deposit                          $       --          $ 1,000,000
Commercial paper                                    698,000            8,686,000
Corporate bonds                                   2,499,000            9,068,000
Cash                                              4,294,000            2,350,000
Interest receivable                                  30,000              209,000
                                                 ----------          -----------
Total                                            $7,521,000          $21,313,000
================================================================================

(CONCENTRATION OF RISK) Trade accounts receivable and certain marketable securities are the financial instruments which may subject the Company to concentration of credit risk. Although the Company does not anticipate collection problems with its receivables, payment is contingent to a certain extent upon the economic condition of the hospitals which purchase the Company's products. The credit risk associated with receivables is limited due to dispersion of the receivables over a number of customers in a number of geographic areas. The Company monitors credit worthiness of its customers to which it grants credit terms in the normal course of business. Marketable securities are placed with high credit qualified financial institutions and Company policy limits the credit exposure to any one financial instrument; therefore, credit loss is reduced.

A sub-assembly of the robotic arms, which are a major component of the Company's AESOP and ZEUS products, is purchased from a single supplier. The Company believes that other suppliers would be available for the sub-assembly, if necessary.

--------------------------------------------------------------------------------
                                 COMPUTER MOTION
                               1999 ANNUAL REPORT

                    (NOTE 6 > COMMITMENTS AND CONTINGENCIES)

(LEASES) Rent expense for the years ended December 31, 1999, 1998 and 1997 was $667,000, $629,000 and $364,000, respectively. As of December 31, 1999, the
Company had the following minimum lease payments for certain facilities and equipment under operating leases: 2000-$805,000; 2001-$828,000; 2002-$845,000;
2003-$869,000; 2004-$893,000 and thereafter $1,794,000.

(CONTINGENCIES) The Company is involved in various claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of all such matters will not have a material effect on the accompanying financial statements.

                        (NOTE 7 > FINANCING ARRANGEMENTS)

The Company has arrangements with several third-party finance institutions, whereby the Company sells its leases, primarily without recourse. The Company recognized approximately $1,880,000, $3,511,000 and $1,331,000 in revenues from leases sold in 1999, 1998 and 1997, respectively. At December 31, 1999, approximately $165,000 had not been collected on leases sold with recourse for which the Company is contingently liable. The Company intends to no longer sell leases with recourse.

                         (NOTE 8 > PROFIT SHARING PLAN)

The Company's defined contribution profit sharing plan (the "Plan) includes features under Section 401(k) of the Internal Revenue code. All employees are eligible to participate in the Plan after meeting certain minimum service requirements. Employees may make discretionary contributions to the Plan subject to Internal Revenue Service limitations. Employer contributions to the Plan were $63,000, $56,000 and 0 in 1999, 1998 and 1997 respectively.

                           (NOTE 9 > GEOGRAPHIC AREA)

The Company operates in a single industry segment, the medical device industry. Export sales from the United States were $6,143,000, $1,225,000 and $1,871,000 in 1999, 1998 and 1997 respectively primarily to Europe and Asia.

                       (NOTE 10 > SHAREHOLDER RIGHTS PLAN)

In June 1999, the Board of Directors approved a Shareholder Rights Plan and declared a dividend distribution of one right for each outstanding share of the Company's outstanding Common Stock to stockholders of record on the close of business June 28, 1999. Each right entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock $(.001 par value) at a price of $70 (subject to adjustment). Subject to extension by the Board of Directors, the rights will separate from the Common Stock and a distribution will occur upon the earlier of: ten days following a public announcement of a person, persons or other affiliated entity having acquired or obtained the right to acquire beneficial ownership of 20 percent or more of the outstanding shares of Common Stock, or ten business days following the commencement of a tender offer that would result in a person, persons or other affiliated entity beneficially owning 20 percent or more of the outstanding shares of Common Stock. In the event that at any time following the distribution of the rights a person, persons or other affiliated entity obtains more than 20 percent of the outstanding shares of Common Stock, engages in any "self-dealing" transactions as set forth in the Right Agreement, or an event occurs which results in an increase in a person, persons or other affiliated entity's ownership interest by more than one-half of one percent, each holder of a right will thereafter have the right to receive Common Stock (or in certain circumstances, cash, property or other securities) having a value equal to two times the exercise price of the right. In conjunction with the above, all rights beneficially owned (and under certain circumstances previously beneficially owned) by the person, persons or other affiliated entity triggering the exercisability of the rights, shall be null and void. However, rights may not be exercisable if the Board of Directors deems a tender or exchange offer to be a "Permitted Offer" in the best interest of the Company and its stockholders. A "Permitted Offer" does not trigger the exercisability of the right and any time prior to the rights becoming exercisable, the Company may redeem the rights (in whole only) at a price of $.01 per right.

--------------------------------------------------------------------------------
                                 COMPUTER MOTION
                               1999 ANNUAL REPORT

                         NOTE 11 > SHAREHOLDERS' EQUITY

In August 1997, the Company reincorporated in Delaware and effected a reverse stock split of its existing common and preferred stock of its existing common and preferred stock of 1 for 1.928 shares. This reincorporation and reverse stock split have been retroactively reflected in the accompanying financial statements. All shares of preferred stock were converted to common stock upon the Company's initial public offering in August, 1997.

(PREFERRED STOCK) At December 31, 1999, the Company had 5,000,000 shares of undesignated preferred stock authorized and available for future issuance, none of which had been issued. The Company's Board of Directors, at its sole discretion, may determine, fix and alter dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any such series, and may determine the designation, terms and conditions of the issuance of any such shares.

(COMMON STOCK) During the year ended December 31, 1999, stock option and warrant exercises and issuances of common stock under the Company's Employee Stock Purchase Plan increased the number of common shares by 391,717. Effective May 1997, a corporation which had invested $4,000,000 in the form of a convertible note converted its note and all accrued interest thereon into 363,743 shares of the Company's common stock. Financing costs of $1,000,000 relating to the fixed conversion feature of this note were expensed in 1997.

          (NOTE 12 > SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION)

Cash paid for income taxes was $8,085, $3,462, and $1,500 for 1999, 1998 and 1997 respectively. Cash paid for interest was $11,703, $37,776 and $332,202 for 1999, 1998 and 1997 respectively.

    (NOTE 13 > EVENTS SUBSEQUENT TO THE DATE OF AUDITORS' REPORT (UNAUDITED))

In March 2000, the Company's Chief Executive Officer made a convertible loan to the Company in the amount of $3,000,000. Interest on the convertible loan accrues at the prime rate. The convertible loan shall be due and payable on demand upon (a) the earlier of the first anniversary of the 2000 Annual Meeting, if the stockholders decline to approve the conversion of the note, or (b) at any time after March 29, 2002. All of the principal and accrued interest outstanding shall automatically be converted into common stock upon the approval of the conversion by the Company's stockholders at the Company's 2000 Annual Meeting.

                (NOTE 14 > QUARTERLY FINANCIAL DATA (UNAUDITED))

Quarterly data for 1999 and 1998 was as follows:

                                 FIRST QUARTER    SECOND QUARTER    THIRD QUARTER   FOURTH QUARTER
--------------------------------------------------------------------------------------------------
Year Ended December 31, 1999:
  Revenue                         $ 3,952,000      $ 4,699,000      $ 5,358,000      $ 4,049,000
  Gross profit                    $ 2,238,000      $ 2,720,000      $ 3,215,000      $   750,000
  Net loss                        $(2,736,000)     $(2,387,000)     $(1,982,000)     $(6,270,000)
  Loss per share                  $     (0.33)     $     (0.28)     $     (0.23)     $     (0.72)
--------------------------------------------------------------------------------------------------
Year Ended December 31, 1998:
  Revenue                         $ 2,077,000      $ 2,274,000      $ 2,807,000      $ 3,428,000
  Gross profit                    $ 1,184,000      $ 1,323,000      $ 1,589,000      $ 1,998,000
  Net loss                        $(2,730,000)     $(3,004,000)     $(2,994,000)      (2,817,000)
  Loss per share                  $     (0.35)     $     (0.38)     $     (0.37)     $     (0.35)
==================================================================================================

In the fourth quarter of 1999 the Company recorded certain year-end adjustments related to collectibility of accounts receivable which increased the net loss by approximately $990,000.

--------------------------------------------------------------------------------
                                 COMPUTER MOTION
                               1999 ANNUAL REPORT