Form 10-K405, Exhibit 13
period 2000-12-31
COMPUTER MOTION INC
filed 2001-04-13
CIK 906829

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

The Company's SOCRATES(TM) Telementoring System enables remote access to HERMES networked devices via proprietary software and standard teleconferencing components.

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

RESULTS OF OPERATIONS

revenue > Revenue increased $3,674,000 (20%) to $21,732,000 in 2000 from $18,058,000 in 1999. The increase resulted from a $5,391,000 or 87%, increase in ZEUS revenue and a $905,000, or 72%, increase in Recurring revenue. AESOP and HERMES revenues declined, dropping $862,000 (13%) and $1,345,000 (49%) respectively.

Revenue increased $7,472,000 (71%) to $18,058,000 in 1999 from $10,586,000 in
1998. The increase resulted from a $1,231,000 or 70%, increase in HERMES revenue and a $6,521,000, or 665%, increase in ZEUS revenue. AESOP revenues were relatively flat, declining $289,000 or 4%.

gross profit > Gross profit increased $4,232,000 (47%) to $13,155,000 in 2000 from $8,923,000 in 1999. Gross margin increased to 61% in 2000 as compared to 49% in 1999. The increase in gross margin was primarily due to the ability of the company to hold average selling prices at a reasonable level and the elimination of the impact of one-time costs associated with the Zeus product line in 1999.

Gross profit increased $2,829,000 (46%) to $8,923,000 in 1999 from $6,094,000 in
1998. Gross margin decreased to 49% in 1999 as compared to 58% in 1998. The decrease in gross margin was primarily due to costs associated with the ZEUS product line as older products in the field were replaced with upgraded or new products, costs of future upgrades were recognized, and promotional accessories were offered at little or no cost. Pressure on gross margins will continue until the Company receives FDA clearance for ZEUS and is able to produce and sell at a greater volume.

selling, general and administrative > Selling, general and administrative expenses increased $4,367,000 (33%) to $17,798,000 in 2000 as compared to $13,431,000 in 1999. The increase was due mainly to the investment in our international infrastructure, increased levels of marketing support, greater travel and business expenses, and higher commissions based on the increased sales.

Selling, general and administrative expenses increased $2,314,000 (21%) to $13,431,000 in 1999 as compared to $11,117,000 in 1998. The increase was due mainly to the addition of sales and marketing personnel and related recruiting and relocation costs, increased levels of marketing support, greater travel and business expenses, and higher commissions based on the increased sales.

research and development > Research and development expenses increased $2,036,000 (21%) to $11,564,000 in 2000 as compared to $9,528,000 in 1999, primarily as a result of additional personnel to support the development efforts with respect to ZEUS and the costs of clinical trials.

Research and development expenses increased $1,623,000 (21%) to $9,528,000 in 1999 as compared to $7,905,000 in 1998, primarily as a result of additional personnel and increased research and development efforts with respect to HERMES and ZEUS.

other expense / (income) > Other expense was $118,000 in 2000 compared to other income of $681,000 in 1999. Other expense was almost entirely interest expense from debt used to finance ongoing operations. Other income in 1999 was almost entirely interest income.

Other income was $681,000 in 1999 compared to $1,408,000 in 1998. Other income was almost entirely interest income and decreased primarily due to the decreasing level of investments in cash and marketable securities derived from the proceeds of the Company's initial public offering in August 1997 as these funds were used to support ongoing operations.

income taxes > Minimal provisions for state income taxes have been recorded on the Company's pre-tax losses to date. At December 31, 2000, the Company had federal and state net operating loss carryforwards of approximately $52,747,000 and $9,085,000, respectively which are available to offset future federal and state taxable income. Federal carryforwards expire between fifteen and twenty years after the year of loss and state carryforwards expire between five and seven years after the year of loss. The Company has provided a full valuation allowance on the deferred income tax asset because of the uncertainty regarding its realization.

FINANCIAL CONDITION

Since its inception, the Company's expenses have exceeded its revenues, resulting in an accumulated deficit of $64,284,000 as of December 31, 2000. Until its initial public offering, the Company had primarily relied on proceeds from issuance of preferred and common stock and bridge debt financing to fund its operations.

At December 31, 2000, the Company's current ratio (current assets divided by current liabilities) was 1.4 to 1 versus 2.9 to 1 at December 31, 1999, reflecting the decrease in cash and marketable securities as the proceeds from the initial public offering were used to support operations.

For the year ended December 31, 2000, the Company's use of cash in operating activities of $14,531,000 was primarily attributable to the net loss and also to increases in accounts receivable in support of the Company's revenue growth.

Cash outflow from purchases of plant and equipment was $2,763,000 in 2000. The Company currently has no material commitments for capital expenditures. For the year ended December 31, 2000, net cash provided by financing activities of $11,324,000 was primarily the result of equity offerings and debt incurred during the course of the year.

The Company's operations to date have consumed substantial amounts of cash, and the Company expects its capital and operating expenditures to continue to exceed proceeds from ongoing sales at least through 2001. The Company's need for additional financing will depend upon numerous factors, including, but not limited to, the extent and duration of the Company's future operating losses, the level and timing of future revenues and expenditures, the progress and scope of clinical trials, the timing and costs required to receive both United States and international governmental approvals or clearances, market acceptance of new products, the results and scope of ongoing research and development projects, the costs of training physicians to become proficient in the use of the Company's products and procedures, and the cost of developing appropriate sales and marketing capabilities. To the extent that existing resources are insufficient to fund the Company's activities, the Company will seek to raise additional funds through public or private financing. As part of this plan in February, 2001 the Company raised $10,024,000, (a. $3 million of which was used to repay the note payable to shareholder, and b. $2 million of which is subject to shareholder approval at the Company's annual meeting in May 2001) in a private placement transaction (see Note 14). In April, 2001, the Company secured an equity-based line of credit from Societe Generale. Under the terms of this line of credit the Company may draw down as much as $12,000,000 in exchange for registered shares of the Company's common stock. The company is capable of drawing down $1.5 million even with low financial trading volumes. There is a minimum draw down of $3.0 million over the life of the agreement. We believe that our current cash and cash equivalents, together with available borrowings under our equity line of credit, will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least 12 months. If we require further capital to grow our business, execute our operating plan or obtain FDA approvals at any time in the future or any other reasons we may seek to sell additional equity or debt securities, which may result in additional dilution to our stockholders. There is no assurance that adequate funds would be available on acceptable terms, if at all.

The Company's financial instruments include cash and short-term investment grade debt securities. At December 31, 2000, the carrying values of the Company's financial instruments approximated their fair values based on current market prices and rates. It is the Company's policy not to enter into derivative financial instruments. The Company does not currently have material foreign currency exposure as the majority of its international transactions are denominated in U.S. currency. Accordingly, the Company does not have significant overall currency exposure at December 31, 2000.

RISK FACTORS

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. The following discussion summarizes some of these risks which could affect the Company's actual future results and could cause them to differ materially from any forward-looking statements made by the Company.

The Company has a limited operating history and has not yet made a profit. The ZEUS product line is important to the Company's future success and has not achieved market acceptance. ZEUS has not yet achieved United States regulatory clearance. Government regulation of the medical device industry is strict and the regulatory clearance process is generally lengthy, expensive and uncertain. There are alternative treatments and procedures to using the Company's products. The Company's products are subject to rapid technological change. The success of the Company, in part, is based on its ability to obtain patent protection for its products. The Company is dependent on sole source suppliers for principal components of its AESOP and ZEUS product lines. The Company's anticipated growth will place significant demands on the Company's management and resources, particularly in research and development and sales and marketing.

A more detailed discussion of factors that could affect the Company's future results can be found in the "Risk Factors" section of the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Computer Motion Inc.:

     We have audited the accompanying consolidated balance sheets of Computer Motion Inc. and subsidiary (a Delaware corporation) as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the three years ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Motion, Inc. as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the three years ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.


/s/ ARTHUR ANDERSEN LLP


Los Angeles, California
April 10, 2001

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (Amounts in thousands, except per share amounts)


                                                            2000             1999             1998
                                                         ----------       ----------       ----------
Revenue                                                  $   21,732       $   18,058       $   10,586
Cost of revenue                                               8,577            9,135            4,492
                                                         ----------       ----------       ----------
Gross profit                                                 13,155            8,923            6,094
                                                         ----------       ----------       ----------

Research & development expense                               11,564            9,528            7,905
Selling, general & administrative expense                    17,798           13,431           11,117
                                                         ----------       ----------       ----------
Loss from operations                                        (16,207)         (14,036)         (12,928)
                                                         ----------       ----------       ----------


Other expense/(income)                                          118             (681)          (1,408)
                                                         ----------       ----------       ----------
Loss before income tax provision                            (16,325)         (13,355)         (11,520)
                                                         ----------       ----------       ----------

Income tax provision                                             24               20               25
                                                         ----------       ----------       ----------
Net loss                                                    (16,349)         (13,375)         (11,545)
                                                         ----------       ----------       ----------

Other comprehensive loss, net of tax:
     Foreign currency translation adjustment                    (21)             (33)               -
                                                         ----------       ----------       ----------
Other comprehensive loss                                    (16,370)         (13,408)         (11,545)
                                                         ----------       ----------       ----------

Dividend to warrant holders (see note 4)                      1,362                -                -
                                                         ----------       ----------       ----------
Net loss available to common shareholders                $  (17,711)      $  (13,375)      $  (11,545)
                                                         ----------       ----------       ----------

Weighted average common shares outstanding used to
     compute net loss per share - basic and diluted           9,309            8,503            7,959
                                                         ----------       ----------       ----------

Net loss per share basic and diluted                     $    (1.90)      $    (1.57)      $    (1.45)
                                                         ----------       ----------       ----------



           See accompanying notes to consolidated financial statements

                           CONSOLIDATED BALANCE SHEETS
                    (Amounts in thousands, except par value)



ASSETS                                                                              2000             1999
                                                                                 ----------       ----------
Current assets:
     Cash and cash equivalents                                                   $    1,551       $    4,297
     Marketable securities                                                                -            3,224
     Accounts receivable, net of allowance for doubtful accounts
         of $1,374 in 2000 and $1,203 in 1999                                        12,117            6,203
     Inventories                                                                      4,681            5,009
     Prepaid expenses                                                                   440              332
                                                                                 ----------       ----------
Total current assets                                                                 18,789           19,065
                                                                                 ----------       ----------

     Furniture and fixtures                                                           1,865            1,157
     Computer equipment                                                               2,433            2,061
     Machinery and equipment                                                          3,759            2,341
     Accumulated depreciation                                                        (3,825)          (2,626)
                                                                                 ----------       ----------
Property and equipment, net                                                           4,232            2,933
                                                                                 ----------       ----------

Other assets                                                                             68            1,363
                                                                                 ----------       ----------

Total assets                                                                     $   23,089       $   23,361
                                                                                 ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Note payable to shareholder                                                 $    3,000       $       --
     Accounts payable                                                                 4,431            3,235
     Accrued expenses                                                                 3,486            2,917
     Deferred revenue                                                                 2,185              317
                                                                                 ----------       ----------
Total current liabilities                                                            13,102            6,469
                                                                                 ----------       ----------

Deferred revenue                                                                      1,400              970
Other liabilities                                                                        75              103
                                                                                 ----------       ----------
Total liabilities                                                                    14,577            7,542
                                                                                 ----------       ----------
Commitments and contingencies (Note 8)

Shareholders' equity:
     Preferred stock, authorized 5,000 shares, issued and outstanding; none               -                -
     Common stock, $.001 par value, authorized 25,000 shares
         issued and outstanding; 2000- 10,151 shares; 1999- 8,745 shares                 10                9
     Additional paid-in capital                                                      73,445           62,663
     Deferred compensation                                                             (605)            (247)
     Accumulated deficit                                                            (64,284)         (46,573)
     Other comprehensive loss                                                           (54)             (33)
                                                                                 ----------       ----------
Total shareholders' equity                                                            8,512           15,819
                                                                                 ----------       ----------

Total liabilities & shareholders' equity                                         $   23,089       $   23,361
                                                                                 ==========       ==========


           See accompanying notes to consolidated financial statements

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (Amounts in thousands)


                                                                                                          OTHER          TOTAL
                                           COMMON      ADDITIONAL       DEFERRED       ACCUMULATED    COMPREHENSIVE   SHAREHOLDERS'
                                           STOCK     PAID-IN CAPITAL  COMPENSATION       DEFICIT          LOSS           EQUITY
                                         ---------   ---------------  ------------     -----------    -------------   -------------
Balance, December 31, 1997               $       8      $  58,341       $  (1,781)      $ (21,653)             $-       $  34,915
Common stock issued                              -             46               -               -               -              46
Exercise of options                              -          1,094               -               -               -           1,094
Exercise of warrants                             -          1,471               -               -               -           1,471
Amortization of deferred compensation            -           (400)          1,028               -               -             628
Stock purchase plan                              -            276               -               -               -             276
IPO expenses and other                           -            (15)              -               -               -             (15)
Net loss                                         -              -               -         (11,545)              -         (11,545)
                                         ---------      ---------       ---------       ---------       ---------       ---------
Balance, December 31, 1998                       8         60,813            (753)        (33,198)              -          26,870
                                         ---------      ---------       ---------       ---------       ---------       ---------


Exercise of options                              1          1,836               -               -               -           1,837
Exercise of warrants                             -             37               -               -               -              37
Amortization of deferred compensation            -           (270)            506               -               -             236
Stock purchase plan                              -            262               -               -               -             262
Other                                            -            (15)              -               -               -             (15)
Unrealized loss -  translation                   -              -               -               -             (33)            (33)
Net loss                                         -              -               -         (13,375)              -         (13,375)
                                         ---------      ---------       ---------       ---------       ---------       ---------
Balance, December 31, 1999                       9         62,663            (247)        (46,573)            (33)         15,819
                                         ---------      ---------       ---------       ---------       ---------       ---------


Common stock issued                              -          4,923               -               -               -           4,923
Exercise of options                              -            376               -               -               -             376
Exercise of warrants                             1          3,416               -               -               -           3,417
Deferred compensation associated with
  stock options issued to non-employees          -            605            (605)              -               -               -
Amortization of deferred compensation            -              -             247               -               -             247
Stock purchase plan                              -            100               -               -               -             100
Dividend to warrant holders                      -          1,362               -          (1,362)              -               -
Unrealized loss -  translation                   -              -               -               -             (21)            (21)
Net loss                                         -              -               -         (16,349)              -         (16,349)
                                         ---------      ---------       ---------       ---------       ---------       ---------
Balance, December 31, 2000               $      10      $  73,445       $    (605)      $ (64,284)      $     (54)      $   8,512
                                         ---------      ---------       ---------       ---------       ---------       ---------


                                                                             COMMON SHARES
                                       ------------------------------------------------------------------------------------------
                                                  2000                            1999                            1998
                                       -------------------------       -------------------------       --------------------------
Beginning balance                                8,745                           8,354                           7,671
Issued                                             646                               -                              91
Exercise of options                                 87                             354                             255
Exercise of warrants                               659                               8                             310
Stock purchase plan                                 14                              29                              27
                                             ----------                      ----------                      ----------
Ending balance                                  10,151                           8,745                           8,354
                                             ----------                      ----------                      ----------



           See accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                                                        YEARS ENDED DECEMBER 31,
                                                                              --------------------------------------------
                                                                                 2000             1999             1998
                                                                              ----------       ----------       ----------

Cash Flows from operating activities:
  Net Loss                                                                    $  (16,349)      $  (13,375)      $  (11,545)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Depreciation and amortization                                                  1,397              937              518
    Provision for doubtful accounts                                                  931            1,011              298
    Loss on disposal of fixed assets                                                  73                8                5
    Common stock and options issued for services                                     471               50               46
    Amortization of deferred compensation                                            247              236              628
  Decrease (increase) in:
    Accounts receivable                                                           (5,630)          (4,358)          (1,350)
    Inventories                                                                      328           (1,728)          (2,289)
    Prepaid expenses                                                                (108)              15              (65)
    Other assets                                                                      74           (1,091)               -
  Increase (decrease) in:
    Accounts payable                                                               1,196            1,612              405
    Accrued expenses                                                                 569            1,097              849
    Other liabilities                                                                (28)               -                -
    Deferred revenue                                                               2,298            1,259                -
                                                                              ----------       ----------       ----------
Net cash used in operating activities                                            (14,531)         (14,327)         (12,500)
                                                                              ----------       ----------       ----------

Cash flows from investing activities:
    Purchase of property and equipment                                            (2,763)          (1,503)          (1,784)
    Decrease(increase) in marketable securities                                    3,224           12,512           (5,557)
                                                                              ----------       ----------       ----------
Net cash provided by (used in) investing activities                                  461           11,009           (7,341)
                                                                              ----------       ----------       ----------

Cash Flows from financing activities:
    Repayment of debt                                                                  -                -              (78)
    Proceeds from note payable to shareholder                                      3,000                -                -
    Proceeds from common stock issues and warrants
      exercised                                                                    7,969              249            1,747
    Proceeds from IPO, net of expenses                                                 -                -              (35)
    Proceeds from exercise of stock options                                          376            1,836            1,094
    Comprehensive loss and other                                                     (21)             (47)             135
                                                                              ----------       ----------       ----------
Net cash provided by financing activities                                         11,324            2,038            2,863
                                                                              ----------       ----------       ----------

Decrease in cash and cash equivalents                                             (2,746)          (1,280)         (16,978)
Cash and cash equivalents at beginning of year                                     4,297            5,577           22,555
                                                                              ----------       ----------       ----------
Cash and cash equivalents at end of year                                      $    1,551       $    4,297       $    5,577
                                                                              ----------       ----------       ----------

                                                                                        YEARS ENDED DECEMBER 31,
                                                                              --------------------------------------------
                                                                                 2000             1999             1998
                                                                              ----------       ----------       ----------
Supplemental cash flow disclosure
Cash paid for:
     Interest                                                                 $      189       $       12       $       38
     Income taxes                                                                     23                8                3
Non-cash investing and financing activities
     Dividend to warrant holders                                                   1,362                -                -
     Deferred compensation for options issued to non-employees                $      605       $        -       $        -
                                                                              ----------       ----------       ----------


           See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

significant risks > The company has incurred losses of $16,370,000, $13,408,000 and $11,545,000 for the years ended December 31, 2000, 1999 and 1998, respectively. As of December 31, 2000, the company has an accumulated deficit of $64,284,000. The company's operations to date have consumed substantial amounts of cash and the company expects its capital and operating expenditures will exceed its revenues for at least the next year. Management believes that its current cash and cash equivalents on hand along with its preferred stock financing obtained in February 2001 and its equity line of credit financing facility closed in April 2001 (See note 14) will allow them to maintain its operations, fund working capital and capital expenditures through at least December 31, 2001.

The Company's needs for additional financing will depend upon numerous factors, including, but not limited to, the progress and scope of ongoing research and development projects, the costs of training of physicians to become proficient in the use of the company's products and procedures, the ability to obtain required FDA approvals, its ability to successfully defend itself it any patent current or future patent litigation (see Notes 8 and 14) and the ability to Company's customers to be able to obtain medical reimbursement from third party payors. If the Company requires further capital to grow the business, execute its operating plan or obtain FDA approvals at any time in the future or for any other reasons, the company may seek to sell additional equity or debt. There is not assurance that adequate funds would be available on acceptable terms, if at all. If the company is unable to make it's plan or unable to raise additional necessary capital in the future, they may be required to significantly curtail its operations or obtain funding through the relinquishment of significant technology or markets.

nature of operations > Computer Motion, Inc. develops and markets proprietary robotic and computerized surgical systems that enhance a surgeon's performance and centralize and simplify a surgeon's control of the operating room. The Company's primary efforts are directed toward developing and commercializing medical robots and intelligent interface modalities which will enable new minimally invasive surgical procedures and enhance the surgical team's overall productivity. The Company's objective is to be the world's leading provider of robotic and computerized surgical systems.

consolidation > The consolidated financial statements include the accounts of the Company and its wholly-owned French subsidiary, Computer Motion, S.A. Intercompany transactions and balances have been eliminated in consolidation.

reclassifications > Certain reclassifications of previously reported amounts have been made to conform with the current year presentation.

use of estimates > Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

revenue recognition > The Company recognizes revenue from the sale of product and from the performance of services as products are shipped and as services are performed. The company defers revenue from the sale of extended warranties, upgrades and other contractual items and recognizes it over the life of the contracts or upon shipment as applicable.

The Company records revenue net of commissions paid to agents in accordance with Emerging Issues Task Force (EITF) No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent."

foreign currency translation > The assets and liabilities of Computer Motion, S.A. are translated into U.S. dollars at exchange rates in effect on reporting dates, while capital accounts are translated at historical rates. Income statement items are translated at average exchange rates in effect during the financial statement period. The cumulative effect of translation is recorded as a separate component of shareholders' equity.

net loss per share > Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share," requires presentation of both basic and diluted net loss per share in the financial statements. The Company's basic net loss per share is the same as its diluted net loss per share because inclusion of outstanding stock options and warrants in the calculation is antidilutive. Basic and diluted loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period.

The net loss available to common shareholders for the year ended December 31, 2000 has been adjusted to include the fair value of 361,530 additional warrants provided to certain warrant holders as an incentive to exercise their existing warrants. The Black Scholes impact of this additional issuance is treated as a dividend in the net loss available to common shareholders computation for loss per share.

cash equivalents > Cash equivalents consisting of liquid investments with a maturity of three months or less when purchased and are stated at cost which approximates market.

property and equipment > Property and equipment are stated at cost and are depreciated using the straight-line method based on useful lives of seven years for furniture and fixtures and three to seven years for machinery and equipment and three years for computer equipment.

stock-based compensation > SFAS No. 123. "Accounting for Stock-based Compensation" (SFAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic-value method prescribed in Accounting Principles board Opinion No. 25, "Accounting for Stock Issued to Employees.

The Company accounts for option and warrant grants to non-employees using the guidance of SFAS 123 and EITF No. 96-18 whereby the fair value of such option and warrant grants are determined using the Black Scholes valuation model at the earlier of the date which the non-employees' performance is completed or a performance commitment is reached.

research and development > Research and development expenses are charged to operations as incurred and totaled $11,564,000, $9,528,000, and $7,905,000 in 2000, 1999, and 1998 respectively.

income taxes > The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rate in effect for the years in which the differences are expected to reverse.

The tax reform act of 1986 contains provisions that may limit the net operating loss carryforwards available to be used in any given year in the event of significant changes in ownership interests. The Company does not believe that ownership changes to date have had an impact on its ability to utilize these carryforwards. There can be no assurance that ownership changes in the future will not significantly limit the Company's ability to use existing or future net operating loss or tax credit carryforwards.

inventories > Inventories, which include materials, labor and overhead are stated at the lower of cost or market. The Company uses the first-in, first-out
(FIFO) method to value inventories.

The components of inventory were as follows:

                                    2000              1999
                               ------------      ------------
Raw materials                  $  1,983,000      $  2,899,000
Work in process                     276,000           942,000
Finished goods                    2,422,000         1,168,000
                               ------------      ------------
                               $  4,681,000      $  5,009,000
                               ------------      ------------

patents, trademarks and other intangibles > Patents, trademarks and other intangibles are carried at cost less accumulated amortization that is calculated on the straight-line basis over the useful lives of the assets.

other comprehensive loss > The Company accounts for other comprehensive loss in accordance with SFAS No. 130, "Reporting Comprehensive Income". SFAS 130 requires certain financial statement components, such as net unrealized holding gains or losses and cumulative translation adjustments, which prior to the adoption of SFAS 130 were reported separately in shareholders' equity, to be included in other comprehensive income (loss). The Company reports comprehensive loss in the consolidated statements of shareholders' equity.

segment reporting > The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements.

fair value of financial instruments > The carrying value for cash and cash equivalents, accounts receivable, note payable to shareholder and accounts payable approximates fair value because of the short maturity of these instruments.

recent accounting pronouncements > In March 2000, the Financial Accounting Standards Board (FASB) issued interpretation No. 44 (Fin 44). "Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion 25." FIN 44 clarifies the application of APB No. 25 for certain issues, including the definition of an employee, the treatment of the acceleration of stock options and the accounting treatment for options assumed in business combinations. FIN 44 became effective on July 1, 2000, but is applicable for certain transactions dating back to December 1998. The adoption of FIN 44 did not have a material impact on the Company's financial position or results of operations.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101. "Revenue Recognition in Financial Statements" SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. The Company has adopted the provisions of SAB No. 101 in the first quarter of fiscal 2000 and its adoption did not have a material impact on its financial position or its results of operations.

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The Company is required to adopt this standard in the first quarter of fiscal year 2001 pursuant to SFAS No. 137 (issued in June 1999), which delays the adoption of SFAS 133 until that time. The Company expects that the adoption of SFAS No. 133 will not have a material impact on its financial position or its results of operations.

NOTE 2: STOCK PURCHASE AND OPTION PLANS

stock purchase > The Company's employee stock purchase savings plan allows participating employees to purchase, through payroll deductions, shares of common stock at 85% of the fair market value at specified dates. Under the terms of the plan, 129,668 shares of common stock have been reserved for purchase by plan participants. Employees purchased 14,227, 29,050 and 26,782 shares in 2000, 1999 and 1998 respectively. At December 31, 2000 50,837 shares were available for purchase under the plan. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation".

stock options > Under the terms of the Company's stock option plans, 3,996,017 shares of common stock have been reserved for issuance to directors, officers and employees and to others. Stock options are generally exercisable over periods up to 10 years from date of grant and may be "incentive stock options" or "non-qualified stock options." Options generally vest evenly over four years. At December 31, 2000 there were a maximum of 301,701 shares available for grant and 2,754,503 options outstanding of which 830,515 shares were exercisable at a weighted average exercise price of $7.43 per share. The weighted average contractual life of options outstanding December 31, 2000 was 8.3 years. The weighted average fair value of options granted for the year ended December 31, 2000 was $4.70. Stock option activity was as follows:


Beginning balance 12-31-97         1,733,475       $       6.34
Granted                              657,950              10.61
Canceled                            (471,197)              9.12
Exercised                           (254,780)              4.30
                                ------------       ------------
Balance 12-31-98                   1,665,448       $       7.10
Granted                              861,175       $      10.37
Canceled                            (476,935)              9.30
Exercised                           (354,478)              5.18
                                ------------       ------------
Balance 12-31-99                   1,695,210       $       8.54
                                ------------       ------------

Granted                            1,391,580       $       7.82
Canceled                            (245,256)              9.96
Exercised                            (87,031)              4.32
                                ------------       ------------
Balance 12-31-00                   2,754,503       $       8.18
                                ------------       ------------


The following table summarizes information concerning outstanding and exercisable option at December 2000.

                                    WEIGHTED          WEIGHTED                           WEIGHTED
                                     AVERAGE           AVERAGE                            AVERAGE
                                    REMAINING         EXERCISE           PRICE           NUMBER OF            PRICE
                                     NUMBER          CONTRACTUAL          PER             OPTIONS             PER
        RANGE OF EXERCISE          OUTSTANDING          LIFE             SHARE           EXERCISABLE          SHARE
----------------------------       ------------      -----------       ------------      ------------      ------------
             -        1.5000             15,559              2.8       $       0.49            15,559      $       0.49
        1.5000        2.2500              3,112              4.5               1.54             3,112              1.54
        2.2500        3.3750              5,138              5.9               2.88             3,138              2.73
        3.3750        5.0625            769,884              7.5               4.75           399,778              4.62
        5.0625        7.5938             48,350              9.6               6.39             1,250              6.88
        7.5938       11.3906          1,803,385              8.7               9.47           361,973             10.12
       11.3906       17.0859            109,075              7.9              13.36            45,716             13.69
--------------  ------------       ------------      -----------       ------------      ------------      ------------
                                      2,754,503              8.3       $       8.18           830,515      $       7.43
--------------  ------------       ------------      -----------       ------------      ------------      ------------


In the opinion of management, all options have been granted at not less than fair market value at dates of grant. When stock options are exercised, the par value is credited to common stock and the excess of the proceeds over the par value is credited to additional paid-in capital. When non-qualified options are exercisable, or when incentive stock options are exercised and sold within a one-year period, the Company realizes income tax benefits based on the difference between the fair value of the stock on the date of exercise and the stock option exercise price. These tax benefits do not affect the income tax provision, but rather are credited directly to additional paid-in capital.

Pursuant to the terms of the plans, the Company has issued options to non-employees for services. Options issued to non-employees totaled 92,000 shares and the related compensation expense recognized by the Company totaled $114,000 in 2000. Options issued to non-employees totaled 75,000 shares and the related compensation expense recognized by the Company totaled $50,000 in 1999. No options were issued to non-employees in 1998. Compensation related to options issued for services is recognized ratably over the service period.

The Company issued certain common stock and warrants and granted certain stock options at prices perceived by the Securities and Exchange Commission to be less than the than the estimated fair market value of the common stock. The difference between the issuance or grant price and the estimated fair market value at date of issuance or grant is reflected as compensation expense. Compensation expense of $143,080, $236,000 and $628,000 was recognized in 2000, 1999 and 1998, respectively. At December 31, 2000 deferred (unamortized) compensation expense relating to stock options was $103,550 and will be recognized as compensation expense over the balance of the vesting period of the stock options.

Under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related accounting interpretations. Accordingly, no compensation expense has been recognized related to the granting of stock options, except as noted above. If compensation expense related to stock options was determined based upon their grant date fair value consistent with the methodology prescribed under SFAS No. 123 the Company's net loss and basic loss per share would have been increased by $3,757,000 ($.40 per share), $2,406,332 ($.28 per share) and $1,295,000 ($.16 per share) for 2000, 1999 and 1998, respectively. The fair market value of the warrants and stock options at the grant date was estimated using the Black-Scholes valuation model with the following weighted average assumptions.

DECEMBER 31,                                                 2000               1999               1998
                                                          -----------       -----------       -----------
Expected life (years)                                            7.0               7.0               7.0
Interest rate                                                    5.8%              5.5%              5.5%
Volatility                                                      63.0%             63.0%             40.0%
Dividend yield                                                   0.0%              0.0%              0.0%
                                                          -----------       -----------       -----------


NOTE 3: COMMON STOCK WARRANTS

The Company has issued warrants to purchase common shares, which are exercisable over periods of up to 7 years from date of issuance. At December 31, 2000, all outstanding warrants were exercisable. Warrant information is as follows:

Balance 12-31-97                                                             1,626,910        $     5.34
Exercised                                                                     (309,827)       $     4.75
                                                                            ----------        ----------
Balance 12-31-98                                                             1,317,083        $     5.48
                                                                            ----------        ----------

Exercised                                                                       (8,189)      $     4.57
Balance 12-31-99                                                             1,308,894       $     5.48
                                                                            ----------       ----------

Granted                                                                        361,533       $     9.17
Exercised                                                                     (659,438)      $     5.18
                                                                            ----------       ----------
Balance 12-31-00                                                             1,010,989       $     6.08
                                                                            ----------       ----------

NOTE 4: DIVIDEND TO WARRANT HOLDERS

On August 31, 2000, the Company offered current warrant holders an incentive to exercise their warrants. On all warrants exercised prior to September 22, 2000 an additional five year warrant would be issued for 55% of the total warrants exercised. Warrants totaling 657,332 shares were exercised and new five year warrants totaling 361,530 shares were issued at $9.178 per warrant. The exercise price per share for all shares of common stock subject to the additional warrants is 110% of the average closing price per share as reported on the Nasdaq National Market for the ten trading days prior to August 31, 2000. The fair market value of the warrants at the grant date was estimated using the Black-Scholes valuation model of $1,362,000, which was charged to accumulated deficit and credited to additional paid-in capital.

NOTE 5: INCOME TAX PROVISION

Income tax for all years presented consisted of minimum state income and franchise taxes. Net deferred income tax assets at December 31, 2000 and 1999 consisted of the following:

                                                                                2000              1999
                                                                            ------------      ------------
Allowance for doubtful accounts                                             $  1,038,000      $    504,000
Accrued liabilities                                                              684,000            715,000
Depreciation and amortization                                                    432,000            137,000
Uniform capitalization costs                                                           -            358,000
Net operating loss carryforwards                                              18,737,000          12,854,00
Tax credits                                                                    2,607,000          1,530,000
Deferred revenue                                                                       -            513,000
Capitalized research and development costs                                     2,356,000          1,094,000
Other                                                                            264,000            382,000
                                                                            ------------       ------------
Total deferred income tax asset                                               26,118,000         18,087,000
Valuation reserve                                                            (26,118,000)       (18,087,000)
                                                                            ------------       ------------
Net deferred income tax asset                                               $          -       $          -
                                                                            ------------       ------------


The income tax provision reconciles to the amount computed by applying the federal statutory rate to loss before taxes as follows:

                                                              2000              1999              1998
                                                          -----------       -----------       -----------
Expected federal benefit                                  $(5,551,000)      $(4,541,000)      $(3,917,000)
State income taxes, net of federal income tax effect           24,000            20,000            25,000
Tax benefits not recognized                                 5,551,000         4,541,000         3,917,000
                                                          -----------       -----------       -----------
Income tax provision                                      $    24,000       $    20,000       $    25,000
                                                          -----------       -----------       -----------


At December 31, 2000, the Company had federal and state net operating loss (NOL) carryforwards of approximately $52,747,000 and $9,085,000, respectively and research and development tax credit carryforwards of approximately

$2,566,000. The federal tax credit and NOL carryforwards expire between fifteen and twenty years from the year of loss and are restricted if significant changes in ownership occur. The state NOL carryforwards expire between five and seven years from the year of loss. The Tax Reform Act of 1986 contains provisions that may limit the net operating loss carryforwards available to be used in any given year in the event of significant changes in ownership interests. The Company does not believe that ownership changes to date have had an impact on its ability to utilize these carryforwards. There can be no assurance that ownership changes in the future will not significantly limit the Company's ability to use existing or future net operating loss or tax credit carryforwards.

Realization of deferred tax assets is dependent on generating sufficient taxable income during the periods in which the temporary differences will reverse. Because the Company is uncertain when it may realize the benefit of its tax assets, the Company has placed a valuation allowance against the total amount of the deferred tax assets.

NOTE 6: FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK

financial instruments > Marketable securities consist of bank certificates of deposit, commercial paper and corporate bonds, all of which by policy must mature within 360 days. Under Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all marketable securities are classified as held to maturity and are carried at amortized cost which closely approximates fair market value. Interest income earned totaled $139,707, $700,000 and $1,448,000 in 2000, 1999 and 1998, at
December 31, respectively.

The Company's investment portfolios consist of the following:

                                        2000                     1999
                                   ------------             ------------
Commercial paper                              -                  698,000
Corporate bonds                               -                2,499,000
Cash                                  1,551,000                4,294,000
Interest receivable                           -                   30,000
                                   ------------             ------------
Total                              $  1,551,000             $  7,521,000
                                   ------------             ------------


At December 31, 2000, cash of $50,000 was restricted and pledged as collateral for a letter of credit.

concentration of risk > Trade accounts receivable and certain marketable securities are the financial instruments which may subject the Company to concentration of credit risk. Although the Company does not anticipate collection problems with its receivables, payment is contingent to a certain extent upon the economic condition of the hospitals which purchase the Company's products. The credit risk associated with receivables is limited due to the dispersion of the receivables over a number of customers in a number of geographic areas. The Company monitors credit worthiness of its customers to which it grants credit terms in the normal course of business. Marketable securities are placed with high credit qualified financial institutions and Company policy limits the credit exposure to any one financial instrument; therefore, credit loss is reduced. At December 31, 2000, The Company had $1,111,000 cash in excess of Federal Deposit Insurance Corporation (FDIC) insurance coverage.

For the year ended December 31, 2000 the Company had one customer that accounted for approximately 21% of the revenue for the year and 18% of accounts receivable and a second customer that accounted for approximately 10% of the revenue for the year and 15% of accounts receivable. At December 31, 1999 and 1998 no single customer accounted for more than 10% of revenue or accounts receivable respectively.

A sub-assembly of the robotic arms, which are a major component of the Company's AESOP and ZEUS products is purchased from a single supplier. The Company believes that other suppliers would be available for the sub-assembly, if necessary.

NOTE 7: NOTE PAYABLE TO SHAREHOLDER

During the year ended December 31, 2000 the Company issued to a principal shareholder a demand note for $3,000,000 with interest at the prime rate. The note is secured by the assets of the Company. In February 2001 the note and accrued interest thereon was paid from the proceeds of the Preferred Stock offering (see Note 14).

NOTE 8: COMMITMENTS AND CONTINGENCIES

leases > Rent expense for the years ended December 31, 2000, 1999 and 1998 was $891,000, $667,000 and $629,000, respectively. As of December 31, 2000, the
Company had the following minimum lease payments for certain facilities and equipment under operating leases: 2001-$900,000; 2002-$853,000; 2003-$870,000;
2004-$890.000 and thereafter $1,794,000.

contingencies > The Company is involved in various claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of all such matters will not have a material effect on the accompanying financial position or operating results.

On May 10, 2000, the Company filed suit against Intuitive Surgical Inc. alleging that the Intuitive Surgical da Vinci surgical robot system infringes on the Company's United States Patent Nos. 5,878,193; 5,524,180; 5,762,458; 6,001,108; 5,815,640; 5,907,664; 5,855,583. On June 1, 2000, the Company filed an amended complaint alleging that Intuitive Surgical has also infringed the Company's recently issued United States Patent No. 6,063,095. On November 1, 2000, the Company filed another amended complaint further alleging that Intuitive Surgical is infringing on the Company's recently issued United States Patent No. 6,102,850. The Company's complaint seeks damages for lost profits, injunctive relief enjoining any future infringement of its patent rights, treble damages and attorneys fees.

On June 30, 2000, Intuitive Surgical served its Answer and Counterclaim alleging non-infringement of each patent-in-suit, patent invalidity and unenforceability. Other than a request for attorney's fees, Intuitive Surgical has not requested any damages. The Company has served discovery requests seeking a statement of the facts that support Intuitive Surgical's defenses. Intuitive Surgical has provided partial responses to the Company's discovery. The responses have been served under seal and the Company is not privy to much of the information to Intuitive Surgical's underlying intentions.
On or about December 7 and 8, 2000, the United States Patent Office granted three of Intuitive Surgical's petitions for a declaration of an Interference relating to the Company's 5,878,193, 5,907,664 and 5,855,583 patents.

NOTE 9:  FINANCING ARRANGEMENTS

The Company has arrangements with several third-party finance institutions, whereby, the Company sells its leases, without recourse. The Company recognized approximately $1,379,646, $1,880,000 and $3,511,000 in revenues from leases sold in 2000, 1999 and 1998, respectively.

NOTE 10: PROFIT SHARING PLAN

The Company's defined contribution profit sharing plan (the "Plan") includes features under Section 401(k) of the Internal Revenue code. All employees are eligible to participate in the Plan after meeting certain minimum service requirements. Employees may make discretionary contributions to the Plan subject to Internal Revenue Service limitations. Employer contributions to the Plan were $69,000 $63,000 and $56,000 in 2000, 1999 and 1998, respectively.

NOTE 11: SEGMENTS OF BUSINESS

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to shareholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company's chief decision making group, as defined under SFAS 131 is the Executive Staff. To date, the Executive Staff has viewed the Company's operations as principally one market: proprietary robotic and computerized surgical systems for the medical device industry. Sales by product lines within this market are as follows:


                                                     For the Years Ended December 31,
                                               ---------------------------------------------
                                                   2000             1999             1998
                                               -----------      -----------      -----------
ZEUS robotic and surgical systems              $11,382,000      $ 6,173,000      $   180,000
AESOP robotic and surgical systems               5,596,000        6,480,000        6,653,000
HERMES voice control center                      1,478,000        2,760,000        1,434,000
Development revenue                              1,010,000        1,382,000        1,103,000
Recurring revenue                                2,266,000        1,263,000        1,216,000
                                               -----------      -----------      -----------
                                               $21,732,000      $18,058,000      $10,586,000
                                               -----------      -----------      -----------

Export sales are made by the United States operations to the following geographic locations:

                                      For the Years Ended December 31,
                                ------------------------------------------
                                   2000            1999            1998
                                ----------      ----------      ----------
Canada                          $  260,000      $  837,000      $   65,000
Europe and the Middle East       3,986,000       5,411,000       1,031,000
Asia                             4,802,000         732,000         194,000
South America                      242,000               -               -
                                ----------      ----------      ----------
                                $9,290,000      $6,980,000      $1,290,000
                                ----------      ----------      ----------
                                       43%             39%             12%

The relative impact of foreign currency fluctuations on export sales is not significant as product and settlement are generally based on the U.S. dollar.

NOTE 12: SHAREHOLDER RIGHTS PLAN

In June, 1999, the Board of Directors approved a Shareholder Rights Plan and declared a dividend distribution of one right for each outstanding share of the Company's outstanding Common Stock to stockholders of record on the close of business June 28, 1999. Each right entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock ($.001 par value) at a price of $70 (subject to adjustment). Subject to extension by the Board of Directors, the rights will separate from the Common Stock and a distribution will occur upon the earlier of ten days following a public announcement of a person, persons, or other affiliated entity having acquired or obtained the right to acquire beneficial ownership of 20 percent or more of the outstanding shares of Common Stock, or ten business days following the distribution of the rights of a person, persons or affiliated entity beneficially owning 20 percent or more of the outstanding shares of Common Stock. In the event that at any time following the distribution of the rights a person, persons or other affiliated entity obtains more than 20 percent of the outstanding shares of Common Stock, engages in any "self-dealing" transactions as set forth in the Right Agreement or an event occurs which results in an increase in a person, persons or other affiliated entity's ownership interest by more than one-half of one percent, each holder of a right will thereafter have the right to receive Common Stock (or in certain circumstances, cash, property or other securities) having a value equal to two times the exercise price or the right. In conjunction with the above all rights beneficially owned (and under certain circumstances previously beneficially owned) by the person, persons or other affiliated entity triggering the exercisability of the rights, shall be null and void. However, rights may not be exercisable if the Board of Directors deems a tender or exchange offer to b a "Permitted Offer" in the best interest of the Company and its stockholders. A "Permitted Offer" does not trigger the exercisability of the right and any time prior to the rights becoming exercisable, the Company may redeem the rights (in whole only) at a price of $.01 per right.

NOTE 13: SHAREHOLDERS' EQUITY

In August 1997, the Company reincorporated in Delaware and effected a reverse stock split of its existing common and preferred stock of 1 for 1.928 shares. This reincorporation and reverse stock split have been retroactively reflected in the accompanying financial statements. All shares of preferred stock were converted to common stock upon the Company's initial public offering in August 1997.

preferred stock > At December 31, 2000, the Company had 5,000,000 shares of undesignated preferred stock authorized and available for future issuance, none of which had been issued. The Company's Board of Directors, at its sole discretion, may determine, fix and alter dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any such series, and may determine the designation, terms and conditions of the issuance of any such shares. (see note 13)

common stock > During the year ended December 31, 2000, stock option, warrant exercises and issuances of common stock under the Company's Employee Stock Purchase Plan increased the number of common shares by 760,696. In addition the company issued 644,764 shares of common stock for services rendered and a private placement investment.

NOTE 14:  SUBSEQUENT EVENTS (UNAUDITED)

On February 16, 2001, The Company, sold and issued 10,024 shares of Series B Convertible Preferred Stock at a purchase price of $1,000 per share for an aggregate amount of $10,024,000 and concurrently therewith issued warrants for the purchase of up to 558,762 shares of the Company" common stock, in a private placement with several investors. The Preferred Stock has a three year maturity and is initially convertible into shares of the Company's common stock at $5.77 per share. This conversion price may be reset at the six and nine month anniversary of the initial issuance if the average market price for Computer Motion's common stock in the twenty days prior to the reset date, drops below the initial conversion price. This conversion price adjustment is subject to a price floor of $2.72. The investors shall receive a preferred annual dividend payable in stock or cash, at the company's option, at a rate of 4.90%. In addition, the investors were granted 5-year warrants to purchase an aggregate of approximately 558,762 shares of the Company's common stock at an exercise price of $8.15 per share. Securities and Exchange Commission (SEC) and National Association of Stock Dealers and Automated Quotation (NASDAQ) rules require shareholder approval for private financings in excess of 20% of the total shares outstanding. With the warrants granted to investors and with the potential for a recalculation of the conversion price, this 20% level may be exceeded. Computer Motion will be asking for shareholder approval for this financing at the regular shareholders meeting to be held in mid May.

On March 9, The Company had a special meeting of shareholders to consider and vote upon two proposals. The first proposal is to amend the Company's Second Amended and Restated Certificate of Incorporation to increase the number of authorized shares of the Company's Common Stock from 25,000,000 shares to 50,000,000 shares and to increase the authorized number of overall shares from 30,000,000 to 55,000,000. The second proposal is to adopt an amendment to the Company's 1997 Stock Incentive Plan to increase the number of shares issuable thereunder by 2,000,000 shares and to provide for automatic annual increases of 750,000 shares to this number on January 1st of each year. The result of the shareholders vote approved both proposals.

        On February 21, 2001, Brookhill-Wilk filed suit against the Company alleging that the Company's ZEUS Platform infringes upon Brookhill-Wilks United States Patent Nos. 5,217,005 and 5,368,015. Brookhill-Wilk's complaint seeks damages, attorneys fees and increased damages alleging willful patent infringement. The Company does not believe that its ZEUS Platform currently infringes either patent. On March 21, 2001, the Company served its Answer and Counterclaim alleging non-infringement of each patent-in-suit, patent invalidity and unenforceability.

        On March 30, 2001, Intuitive Surgical Inc. and IBM Corporation filed suit alleging that the Company's AESOP, ZEUS and HERMES products infringe United States Patent No. 6,201,984 which was recently issued on March 13, 2001. The complaint seeks damages, a preliminary injunction, a permanent injunction, and costs and attorneys fees. A preliminary review of the claims of this patent reveals that each claim is limited to a surgical system employing voice recognition for control of a surgical instrument. As this patent was only recently issued and as the Company has not had prior notice of this patent or the claims of this patent, the Company is currently evaluating the allegations of patent infringement and the validity of the patent.

        The company believes that these lawsuits are without merit and plans to vigorously defend itself.

        In April, 2001, the Company secured an equity-based line of credit from Societe Generale. Under the terms of this line of credit the Company may draw down as much as $12,000,000 in exchange for registered shares of the Company's common stock. The draw downs are based on minimum amounts per day are subject to trade volume terms as defined in the agreement. The company currently would be eligible to draw on $1.5 million of this line.

NOTE 15: QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly data for 2000, 1999 and 1998 was as follows:

                                   FIRST QUARTER     SECOND QUARTER    THIRD QUARTER     FOURTH QUARTER
                                   -------------     --------------    -------------     --------------
Year ending December 31, 2000
     Revenue                       $ 1,368,000       $ 5,962,000       $ 6,211,000       $ 8,191,000
     Gross profit                  $   679,000       $ 3,580,000       $ 3,666,000       $ 5,230,000
     Net loss                      $(5,019,000)      $(3,609,000)      $(3,597,000)      $(4,124,000)
     Loss per share                $     (0.57)      $     (0.41)      $     (0.52)      $     (0.54)
                                   -----------       -----------       -----------       ------------


Year ending December 31, 1999
     Revenue                       $ 3,952,000       $ 4,699,000       $ 5,358,000       $ 4,049,000
     Gross profit                  $ 2,238,000       $ 2,720,000       $ 3,215,000       $   750,000
     Net loss                      $(2,736,000)      $(2,387,000)      $(1,982,000)      $(6,270,000)
     Loss per share                $     (0.33)      $     (0.28)      $     (0.23)      $      (0.72)
                                   -----------       -----------       -----------       ------------


Year ending December 31, 1998
     Revenue                       $ 2,077,000       $ 2,274,000       $ 2,807,000       $ 3,428,000
     Gross profit                  $ 1,184,000       $ 1,323,000       $ 1,589,000       $ 1,998,000
     Net loss                      $(2,730,000)      $(3,004,000)      $(2,994,000)      $(2,817,000)
     Loss per share                $     (0.35)      $     (0.38)      $     (0.37)      $      (0.35)
                                   -----------       -----------       -----------       ------------