Form 10-K405/A, Exhibit 13
period 2000-12-31
COMPUTER MOTION INC
filed 2001-04-30
CIK 906829

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

                                    WEIGHTED          WEIGHTED                           WEIGHTED
                                     AVERAGE           AVERAGE                            AVERAGE
                                    REMAINING         EXERCISE           PRICE           NUMBER OF            PRICE
                                     NUMBER          CONTRACTUAL          PER             OPTIONS             PER
        RANGE OF EXERCISE          OUTSTANDING          LIFE             SHARE           EXERCISABLE          SHARE
----------------------------       ------------      -----------       ------------      ------------      ------------
             -        1.5000             15,559              2.8       $       0.49            15,559      $       0.49
        1.5000        2.2500              3,112              4.5               1.54             3,112              1.54
        2.2500        3.3750              5,138              5.9               2.88             3,138              2.73
        3.3750        5.0625            769,884              7.5               4.75           399,778              4.62
        5.0625        7.5938             48,350              9.6               6.39             1,250              6.88
        7.5938       11.3906          1,803,385              8.7               9.47           361,962             10.12
       11.3906       17.0859            109,075              7.9              13.36            45,716             13.69
--------------  ------------       ------------      -----------       ------------      ------------      ------------
                                      2,754,503              8.3       $       8.18           830,515      $       7.43
--------------  ------------       ------------      -----------       ------------      ------------      ------------


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

NOTE 15: QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly data for 2000, 1999 and 1998 was as follows:

                                   FIRST QUARTER     SECOND QUARTER    THIRD QUARTER     FOURTH QUARTER
                                   -------------     --------------    -------------     --------------
Year ending December 31, 2000
     Revenue                       $ 1,368,000       $ 5,962,000       $ 6,211,000       $ 8,191,000
     Gross profit                  $   679,000       $ 3,580,000       $ 3,666,000       $ 5,230,000
     Net loss                      $(5,019,000)      $(3,609,000)      $(3,597,000)      $(4,124,000)
     Loss per share                $     (0.57)      $     (0.41)      $     (0.52)      $     (0.41)
                                   -----------       -----------       -----------       ------------


Year ending December 31, 1999
     Revenue                       $ 3,952,000       $ 4,699,000       $ 5,358,000       $ 4,049,000
     Gross profit                  $ 2,238,000       $ 2,720,000       $ 3,215,000       $   750,000
     Net loss                      $(2,736,000)      $(2,387,000)      $(1,982,000)      $(6,270,000)
     Loss per share                $     (0.33)      $     (0.28)      $     (0.23)      $      (0.72)
                                   -----------       -----------       -----------       ------------


Year ending December 31, 1998
     Revenue                       $ 2,077,000       $ 2,274,000       $ 2,807,000       $ 3,428,000
     Gross profit                  $ 1,184,000       $ 1,323,000       $ 1,589,000       $ 1,998,000
     Net loss                      $(2,730,000)      $(3,004,000)      $(2,994,000)      $(2,817,000)
     Loss per share                $     (0.35)      $     (0.38)      $     (0.37)      $      (0.35)
                                   -----------       -----------       -----------       ------------