Form 10-K405/A, Exhibit 13
period 2000-12-31
COMPUTER MOTION INC
filed 2001-07-12
CIK 906829

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

Recurring revenue represents sales to ongoing customer for supplies, disposable drapes, instruments, accessories, services and extended warranty arrangements.

Development revenue relate to a program in which the Company receives fees from clinical development partners for the use of prototype product to perform limited, experimental procedures on animals, including minimally invasive coronary artery bypass grafts, as well as anastomosis of the small bowel, bile duct, ureteral and iliac artery.

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

RESULTS OF OPERATIONS

revenue > Revenue increased $3,674,000 (20%) to $21,732,000 in 2000 from $18,058,000 in 1999. The increase resulted from a $5,391,000 or 87%, increase in ZEUS revenue. While Zeus has limited use in the United States, it can be sold without restriction in all countries that accept the "CE" mark for approved applications use. Recurring revenues increased by $905,000, or 72%, as the installed base of robotic systems increased leading to more demand for parts, accessories, supplies and service. AESOP revenues declined, $862,000 or 13% due to the focus of management's efforts on the emerging Zeus product lines. Hermes sales also declined by $1,345,000 or 49% as the Company's OEM partner, Stryker Corporation, purchased lower volumes in 2000 compared to 1999. Development revenues decreased by $372,000 or 27%. These revenues will decrease over time, as this is no longer an active program and because these agreements begin expiring in 2001.

Revenues outside of the United States increased $2,310,000 or 33%. Sales to Asia increased in particular by $4,070,000 or 556% as a new distribution agreement was signed in Japan. Late in the year, the Company also retained a sales executive in Latin America leading to $242,000 of revenue in that region compared to none previously partially offset by a reduction in revenues from Canada, Europe and the Middle East of $2,002,000.

Revenue increased $7,472,000 (71%) to $18,058,000 in 1999 from $10,586,000 in
1998. The increase resulted from a $1,231,000 or 72%, increase in HERMES revenue as the OEM agreement with Stryker was in effect for the entire 1999 year compared to 1998 which is the year the agreement went into effect. In addition, Zeus revenues increased $6,521,000, or 382%, as Zeus moved from a prototype product in 1998 to a commercial product in 1999. AESOP revenues were relatively flat, declining $289,000 or 4% as decreasing unit sales were offset by increasing pricing with newer models. Development revenues increased by $279,000 or 25% as additional development partners signed agreements with the Company.

gross profit > Gross profit increased $4,232,000 (47%) to $13,155,000 in 2000 from $8,923,000 in 1999. Gross margin increased to 61% in 2000 as compared to 49% in 1999. The increase in gross margin was primarily due to increased volumes leading to a greater absorption of fixed manufacturing costs.

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

The Company's selling, general and administrative expense increased approximately $2,100,000 to $6,300,000 in the fourth quarter 2000 compared to $4,200,000 in the third quarter 2000. The increase was due primarily to the investment in our international infrastructure spending of approximately $350,000; increased non-recurring investments in a marketing database, public relations, marketing support and consulting of approximately $650,000; legal costs associated with the patent lawsuit $454,000; higher commissions of approximately $300,000 based on increased shipments; increased participation in tradeshows of approximately $190,000 and increased bad debt provision of approximately $170,000.

The Company expects that these levels will remain relatively flat or decline as the infrastructure is now in place to support significant levels of business. As revenues increase though, sales commissions will increase as well. The Company has undertaken a number of initiatives to hold or decrease expenses in other areas to compensate for this increase in sales commissions. Included in these are a reduction in headcount, a change in compensation programs including both general bonuses and sales commissions, a reduction in travel and a reduction in marketing expenses.

Selling, general and administrative expenses increased $2,314,000 (21%) to $13,431,000 in 1999 as compared to $11,117,000 in 1998. The increase was due mainly to the addition of sales and marketing personnel and related recruiting and relocation costs, increased levels of marketing support, greater travel and business expenses, and higher commissions based on the increased sales.

research and development > Research and development expenses increased $2,036,000 (21%) to $11,564,000 in 2000 as compared to $9,528,000 in 1999, primarily as a result of additional personnel to support the development efforts with respect to ZEUS and the cost of clinical trials. While the Company expects development efforts to continue, we do not anticipate any significant increases in development costs as the ZEUS product is expected to have various levels of FDA approval over the next 18 months.

Research and development expenses increased $1,623,000 (21%) to $9,528,000 in 1999 as compared to $7,905,000 in 1998, primarily as a result of additional personnel and increased research and development efforts with respect to HERMES and ZEUS.

other expense / (income) > Other expense was $118,000 in 2000 compared to other income of $681,000 in 1999. In 2000, other expense was almost entirely interest expense from debt used to finance ongoing operations partially offset by interest income earned at the beginning of the year. Other income in 1999 was almost entirely interest income.

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

Cash outflow from purchases of plant and equipment was $2,763,000 in 2000. The Company currently has no material commitments for capital expenditures. For the year ended December 31, 2000, net cash provided by financing activities of $11,324,000 was primarily the result of equity offerings and debt incurred during the course of the year. In May 2000 the Company announced signing a stock purchase agreement with Kino Corporation for the sale and issuance of up to $2,000,000 of the Company's Common Stock. In November 2000, the parties mutually agreed to terminate this stock purchase agreement prior to performing any obligations thereunder.

The Company's operations to date have consumed substantial amounts of cash, and the Company expects its capital and operating expenditures to continue to exceed proceeds from ongoing sales at least through 2001. The Company's need for additional financing will depend upon numerous factors, including, but not limited to, the extent and duration of the Company's future operating losses, the level and timing of future revenues and expenditures, the progress and scope of clinical trials, the timing and costs required to receive both United States and international governmental approvals or clearances, market acceptance of new products, the results and scope of ongoing research and development projects, the costs of training physicians to become proficient in the use of the Company's products and procedures, and the cost of developing appropriate sales and marketing capabilities. To the extent that existing resources are insufficient to fund the Company's activities, the Company will seek to raise additional funds through public or private financing. As part of this plan in February, 2001 the Company raised $10,024,000, ($3 million of which was used to repay the note payable to a shareholder, and $2 million of which is subject to shareholder approval at the Company's annual meeting in May 2001) in a private placement transaction (see Note 14). In April, 2001, the Company secured an equity-based line of credit from Societe Generale. Under the terms of this line of credit the Company may draw down as much as $12,000,000 in exchange for registered shares of the Company's common stock. The company is capable of drawing down $1.5 million even with low financial trading volumes. There is a minimum draw down of $3.0 million over the life of the agreement. We believe that our current cash and cash equivalents, together with available borrowings under our equity line of credit, will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least 12 months. If we require further capital to grow our business, execute our operating plan or obtain FDA approvals at any time in the future or any other reasons we may seek to sell additional equity or debt securities, which may result in additional dilution to our stockholders. There is no assurance that adequate funds would be available on acceptable terms, if at all.

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

The Company has a limited operating history and has not yet made a profit. The ZEUS product line is important to the Company's future success and has not achieved market acceptance. ZEUS has not yet achieved United States regulatory clearance. Government regulation of the medical device industry is strict and the regulatory clearance process is generally lengthy, expensive and uncertain. There are alternative treatments and procedures to using the Company's products. The Company's products are subject to rapid technological change. The success of the Company, in part, is based on its ability to obtain patent protection for its products. The Company is dependent on single source suppliers for principal components of its AESOP and ZEUS product lines. The Company's anticipated growth will place significant demands on the Company's management and resources, particularly in research and development and sales and marketing.

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


/s/ ARTHUR ANDERSEN LLP


Los Angeles, California
April 10, 2001

                              COMPUTER MOTION, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                (Amounts in thousands, except per share amounts)

                                                        2000          1999          1998
                                                      --------      --------      --------

Revenue                                               $ 21,732      $ 18,058      $ 10,586
Cost of Revenue                                          8,577         9,135         4,492
                                                      --------      --------      --------
Gross profit                                            13,155         8,923         6,094
                                                      --------      --------      --------

Gross profit %                                              61%           49%           58%

Research and development expense                        11,564         9,528         7,905
Selling, general and administrative expense             17,798        13,431        11,117
                                                      --------      --------      --------
Loss from operations                                   (16,207)      (14,036)      (12,928)

Interest income                                            140           700         1,448
Interest expense                                          (189)          (12)          (38)
Translation loss                                           (44)           --            (3)
Other income/(expense)                                     (25)           (7)            1
                                                      --------      --------      --------
Loss before income taxes                               (16,325)      (13,355)      (11,520)

Income tax provision                                        24            20            25
                                                      --------      --------      --------
Net loss                                               (16,349)      (13,375)      (11,545)

Other comprehensive income, net of tax:
  Foreign currency translation adjustment                  (21)          (33)           --
                                                      --------      --------      --------
Comprehensive loss                                     (16,370)      (13,408)      (11,545)

Dividend to warrant holders                              1,362            --            --
                                                      --------      --------      --------
Net loss available to common shareholders             $(17,711)     $(13,375)     $(11,545)
                                                      ========      ========      ========

Weighted average common shares outstanding
  used to compute net loss per share-basic diluted       9,309         8,503         7,959
                                                      ========      ========      ========

Net loss available to common shareholders
  per share-basic and diluted                         $  (1.90)     $  (1.57)     $  (1.45)
                                                      --------      --------      --------


           See accompanying notes to consolidated financial statements

                           CONSOLIDATED BALANCE SHEETS
                    (Amounts in thousands, except par value)



ASSETS                                                                              2000             1999
                                                                                 ----------       ----------
Current assets:
     Cash and cash equivalents                                                   $    1,551       $    4,297
     Marketable securities                                                                -            3,224
     Accounts receivable, net of allowance for doubtful accounts
         of $1,374 in 2000 and $1,203 in 1999                                        12,117            6,203
     Inventories                                                                      4,681            5,009
     Prepaid expenses                                                                   440              332
                                                                                 ----------       ----------
Total current assets                                                                 18,789           19,065
                                                                                 ----------       ----------

     Furniture and fixtures                                                           1,865            1,157
     Computer equipment                                                               2,433            2,061
     Machinery and equipment                                                          3,759            2,341
     Accumulated depreciation                                                        (3,825)          (2,626)
                                                                                 ----------       ----------
Property and equipment, net                                                           4,232            2,933
                                                                                 ----------       ----------

Other assets                                                                             68            1,363
                                                                                 ----------       ----------

Total assets                                                                     $   23,089       $   23,361
                                                                                 ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Note payable to shareholder                                                 $    3,000       $       --
     Accounts payable                                                                 4,431            3,235
     Accrued expenses                                                                 3,486            2,917
     Deferred revenue                                                                 2,185              317
                                                                                 ----------       ----------
Total current liabilities                                                            13,102            6,469
                                                                                 ----------       ----------

Deferred revenue                                                                      1,400              970
Other liabilities                                                                        75              103
                                                                                 ----------       ----------
Total liabilities                                                                    14,577            7,542
                                                                                 ----------       ----------
Commitments and contingencies (Note 8)

Shareholders' equity:
     Preferred stock, authorized 5,000 shares, issued and outstanding; none               -                -
     Common stock, $.001 par value, authorized 25,000 shares
         issued and outstanding; 2000- 10,151 shares; 1999- 8,745 shares                 10                9
     Additional paid-in capital                                                      73,445           62,663
     Deferred compensation                                                             (605)            (247)
     Accumulated deficit                                                            (64,284)         (46,573)
     Other comprehensive loss                                                           (54)             (33)
                                                                                 ----------       ----------
Total shareholders' equity                                                            8,512           15,819
                                                                                 ----------       ----------

Total liabilities & shareholders' equity                                         $   23,089       $   23,361
                                                                                 ==========       ==========


           See accompanying notes to consolidated financial statements

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (Amounts in thousands)


                                                                                                          OTHER          TOTAL
                                           COMMON      ADDITIONAL       DEFERRED       ACCUMULATED    COMPREHENSIVE   SHAREHOLDERS'
                                           STOCK     PAID-IN CAPITAL  COMPENSATION       DEFICIT          LOSS           EQUITY
                                         ---------   ---------------  ------------     -----------    -------------   -------------
Balance, December 31, 1997               $       8      $  58,341       $  (1,781)      $ (21,653)             $-       $  34,915
Common stock issued                              -             46               -               -               -              46
Exercise of options                              -          1,094               -               -               -           1,094
Exercise of warrants                             -          1,471               -               -               -           1,471
Amortization of deferred compensation            -           (400)          1,028               -               -             628
Stock purchase plan                              -            276               -               -               -             276
IPO expenses and other                           -            (15)              -               -               -             (15)
Net loss                                         -              -               -         (11,545)              -         (11,545)
                                         ---------      ---------       ---------       ---------       ---------       ---------
Balance, December 31, 1998                       8         60,813            (753)        (33,198)              -          26,870
                                         ---------      ---------       ---------       ---------       ---------       ---------


Exercise of options                              1          1,836               -               -               -           1,837
Exercise of warrants                             -             37               -               -               -              37
Amortization of deferred compensation            -           (270)            506               -               -             236
Stock purchase plan                              -            262               -               -               -             262
Other                                            -            (15)              -               -               -             (15)
Unrealized loss -  translation                   -              -               -               -             (33)            (33)
Net loss                                         -              -               -         (13,375)              -         (13,375)
                                         ---------      ---------       ---------       ---------       ---------       ---------
Balance, December 31, 1999                       9         62,663            (247)        (46,573)            (33)         15,819
                                         ---------      ---------       ---------       ---------       ---------       ---------


Common stock issued                              -          4,923               -               -               -           4,923
Exercise of options                              -            376               -               -               -             376
Exercise of warrants                             1          3,416               -               -               -           3,417
Deferred compensation associated with
  stock options issued to non-employees          -            605            (605)              -               -               -
Amortization of deferred compensation            -              -             247               -               -             247
Stock purchase plan                              -            100               -               -               -             100
Dividend to warrant holders                      -          1,362               -          (1,362)              -               -
Unrealized loss -  translation                   -              -               -               -             (21)            (21)
Net loss                                         -              -               -         (16,349)              -         (16,349)
                                         ---------      ---------       ---------       ---------       ---------       ---------
Balance, December 31, 2000               $      10      $  73,445       $    (605)      $ (64,284)      $     (54)      $   8,512
                                         ---------      ---------       ---------       ---------       ---------       ---------


                                                                             COMMON SHARES
                                       ------------------------------------------------------------------------------------------
                                                  2000                            1999                            1998
                                       -------------------------       -------------------------       --------------------------
Beginning balance                                8,745                           8,354                           7,671
Issued                                             646                               -                              91
Exercise of options                                 87                             354                             255
Exercise of warrants                               659                               8                             310
Stock purchase plan                                 14                              29                              27
                                             ----------                      ----------                      ----------
Ending balance                                  10,151                           8,745                           8,354
                                             ----------                      ----------                      ----------



           See accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                                                 2000             1999             1998
                                                                              ----------       ----------       ----------

Cash Flows from operating activities:
  Net Loss                                                                    $  (16,349)      $  (13,375)      $  (11,545)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Depreciation and amortization                                                  1,397              937              518
    Provision for doubtful accounts                                                  931            1,011              298
    Loss on disposal of fixed assets                                                  73                8                5
    Common stock and options issued for services                                     471               50               46
    Amortization of deferred compensation                                            247              236              628
  Decrease (increase) in:
    Accounts receivable                                                           (5,630)          (4,358)          (1,350)
    Inventories                                                                      328           (1,728)          (2,289)
    Prepaid expenses                                                                (108)              15              (65)
    Other assets                                                                      74           (1,091)               -
  Increase (decrease) in:
    Accounts payable                                                               1,196            1,612              405
    Accrued expenses                                                                 569            1,097              849
    Other liabilities                                                                (28)               -                -
    Deferred revenue                                                               2,298            1,259                -
                                                                              ----------       ----------       ----------
Net cash used in operating activities                                            (14,531)         (14,327)         (12,500)
                                                                              ----------       ----------       ----------

Cash flows from investing activities:
    Purchase of property and equipment                                            (2,763)          (1,503)          (1,784)
    Purchase of marketable securities                                                 --               --           (5,557)
    Sale of marketable securities                                                  3,224           12,512               --
                                                                              ----------       ----------       ----------
Net cash provided by (used in) investing activities                                  461           11,009           (7,341)
                                                                              ----------       ----------       ----------

Cash Flows from financing activities:
    Repayment of debt                                                                  -                -              (78)
    Proceeds from note payable to shareholder                                      3,000                -                -
    Proceeds from common stock issues and warrants
      exercised                                                                    7,969              249            1,747
    Proceeds from IPO, net of expenses                                                 -                -              (35)
    Proceeds from exercise of stock options                                          376            1,836            1,094
    Comprehensive loss and other                                                     (21)             (47)             135
                                                                              ----------       ----------       ----------
Net cash provided by financing activities                                         11,324            2,038            2,863
                                                                              ----------       ----------       ----------

Decrease in cash and cash equivalents                                             (2,746)          (1,280)         (16,978)
Cash and cash equivalents at beginning of year                                     4,297            5,577           22,555
                                                                              ----------       ----------       ----------
Cash and cash equivalents at end of year                                      $    1,551       $    4,297       $    5,577
                                                                              ----------       ----------       ----------

                                                                                        YEARS ENDED DECEMBER 31,
                                                                              --------------------------------------------
                                                                                 2000             1999             1998
                                                                              ----------       ----------       ----------
Supplemental cash flow disclosure
Cash paid for:
     Interest                                                                 $      189       $       12       $       38
     Income taxes                                                                     23                8                3
Non-cash investing and financing activities
     Dividend to warrant holders                                                   1,362                -                -
     Deferred compensation for options issued to non-employees                $      605       $        -       $        -
                                                                              ----------       ----------       ----------


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

revenue recognition > The Company applies the provisions of Staff Accounting Bulleting No. 101 (SAB 101) when recognizing revenue. SAB 101 states that the revenue generally is realized or realizable and earned when all of the following criteria are met: a) persuasive evidence of an arrangement exists, b) delivery has occurred or the services have been rendered , c) the seller's price to the buyer is fixed or determinable, and d) collectibility is reasonably assured.

The Company recognizes revenue from the sale of products to end-users, including supplies and accessories, once shipment has occurred and all of the conditions to SAB 101 have been met. Revenue is recognized from the performance of services as the services are performed.

The Company recognizes revenue from the sale of products to distributors, including supplies and accessories, once shipment has occurred and all of the conditions of SAB 101 have been met. The Company's distributors do not have rights of return or cancellation. Revenue from distributors which does not meet all of the requirements of SAB 101 are deferred and recognized upon the sale of the product to the end user.

Revenues from product sales to financing institutions are not recognized by the Company until a purchase order is received, the product has been shipped and the funding by the financing institution has been approved. The Company recognized revenues from sales to third party institutions of $1,379,646, $1,880,000 and $3,511,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

The Company defers revenue from the sale of extended warranties, product upgrades and other contractual items and recognizes them over the life of the contract or upon shipment to the customer, as applicable.

Shipments of products to be used for demonstration purposes or prototype products used in development programs are reflected as consigned inventory and are included in the property and equipment balance in the accompanying consolidated balance sheets. Revenue recognized on the rental of this equipment is recognized as development revenue over the term of the agreement.

The Company records revenue net of commissions paid to agents in accordance with Emerging Issues Task Force (EITF) No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."

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

software development costs > The Company internally produces and develops software to run its hardware products. Costs to develop this software are accounted for in accordance with Statement of Financial Accounting Standards
(SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold Leased, or Otherwise Marketed", which requires the Company to capitalize software development costs when "technological feasibility" of the product has been established and future revenues assure recovery of the capitalized amounts. Because of the relatively short time period between "technological feasibility" and product release, the Company has not capitalized any software development costs as of December 31, 1999 or December 31, 2000."

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

stock options > Under the terms of the Company's stock option plans, 3,996,017 shares of common stock have been reserved for issuance to directors, officers and employees and to others. Stock options are generally exercisable over periods up to 10 years from date of grant and may be "incentive stock options" or "non-qualified stock options." Options generally vest evenly over four years. At December 31, 2000 there were a maximum of 301,701 shares available for grant and 2,754,503 options outstanding of which 830,515 shares were exercisable at a weighted average exercise price of $7.43 per share. The weighted average contractual life of options outstanding December 31, 2000 was 8.3 years. The weighted average fair value of options granted for the year ended December 31, 2000, 1999 and 1998 were $4.70, $6.84 and $5.34, respectively. Stock option activity was as follows:

                                    Options      Weighted Average
                                  Outstanding     Exercise Price
                                  -----------    ----------------
Beginning balance 12-31-97         1,733,475         $ 6.34
Granted                              657,950          10.61
Canceled                            (471,197)          9.12
Exercised                           (254,780)          4.30
                                   ---------         ------
Balance 12-31-98                   1,665,448         $ 7.10
Granted                              861,175         $10.37
Canceled                            (476,935)          9.30
Exercised                           (354,478)          5.18
                                   ---------         ------
Balance 12-31-99                   1,695,210         $ 8.54
                                   ---------         ------

Granted                            1,391,580       $       7.82
Canceled                            (245,256)              9.96
Exercised                            (87,031)              4.32
                                ------------       ------------
Balance 12-31-00                   2,754,503       $       8.18
                                ------------       ------------


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

Pursuant to the terms of the plans, the Company has issued options to non-employees for services. The fair market value of the stock option at the grant date is estimated using the Black-Scholes valuation model. In 2000, options issued to non-employees totaled 92,000 shares, with a weighted average exercise price of $8.125 and a weighted average fair value of $3.61. The related compensation expense recognized by the Company totaled $114,000 in 2000. In 1999, options issued to non-employees totaled 75,000 shares, with a weighed average exercise price of $10.00 and a weighted average fair value of $6.69. The related compensation expense recognized by the Company totaled $50,000 in 1999. No options were issued to non-employees in 1998. Compensation related to options issued for services is recognized ratably over a five year service period.

The Company issued certain common stock and warrants and granted certain stock options at prices less than the estimated fair market value of the common stock. The difference between the issuance or grant price and the estimated fair market value at date of issuance or grant is reflected as compensation expense. Compensation expense of $143,080, $236,000 and $628,000 was recognized in 2000, 1999 and 1998, respectively. At December 31, 2000 deferred (unamortized) compensation expense relating to stock options was $103,550 and will be recognized as compensation expense over the balance of the vesting period of the stock options.

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

DECEMBER 31,                                                 2000               1999               1998
                                                          -----------       -----------       -----------
Expected life (years)                                            7.0               7.0               7.0
Interest rate                                                    5.8%              5.5%              5.5%
Volatility                                                      63.0%             63.0%             40.0%
Dividend yield                                                   0.0%              0.0%              0.0%
                                                          -----------       -----------       -----------


NOTE 3: COMMON STOCK WARRANTS

The Company has issued warrants to purchase common shares, which are exercisable over periods of up to 7 years from date of issuance. At December 31, 2000, all outstanding warrants were exercisable. Warrant information is as follows:

                                                                              Options      Weighted Average
                                                                            Outstanding     Exercise Price
                                                                            -----------    ----------------
Balance 12-31-97                                                             1,626,910        $     5.34
Exercised                                                                     (309,827)       $     4.75
                                                                            ----------        ----------
Balance 12-31-98                                                             1,317,083        $     5.48
                                                                            ----------        ----------

Exercised                                                                       (8,189)      $     4.57
Balance 12-31-99                                                             1,308,894       $     5.48
                                                                            ----------       ----------

Granted                                                                        361,533       $     9.17
Exercised                                                                     (659,438)      $     5.18
                                                                            ----------       ----------
Balance 12-31-00                                                             1,010,989       $     6.08
                                                                            ----------       ----------

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

purchase commitments > The Company has purchase agreements with two suppliers with purchase commitments totaling $1,533,000 at December 31, 2000.

NOTE 9:  FINANCING ARRANGEMENTS

The Company can, if leasing arrangements are requested by a customer, provide a third party financing institution to facilitate the transaction. Once the financing institution and the customer agree upon the financing terms, the Company sells the product to the financing institution without recourse. Revenues from product sales to financing institutions are not recognized by the Company until a purchase order is received, the product has been shipped and the funding by the financing institutions has been approved. The Company recognized revenues from sales to third party institutions of $1,379,646, $1,880,000 and $3,511,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

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