Form 10-K405/A, Exhibit 13
period 2000-12-31
COMPUTER MOTION INC
filed 2001-08-09
CIK 906829

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

revenue recognition > The Company applies the provisions of Staff Accounting Bulleting No. 101 (SAB 101) when recognizing revenue. SAB 101 states the that revenue generally is realized or realizable and earned when all of the following criteria are met: a) persuasive evidence of an arrangement exists, b) delivery has occurred or the services have been rendered, c) the seller's price to the buyer is fixed or determinable, and d) collectibility is reasonably assured.

The Company recognizes revenue from the sale of products to end-users, including supplies and accessories, once shipment has occurred, (as the Company's general terms are FOB shipping point. In those few cases where the customers terms are FOB their plant, revenue is not recognized until the Company receives a signed delivery and acceptance certificate), and all of the conditions of SAB 101 (items a). through d). as identified above) have been met. Revenue is recognized from the performance of services as the services are performed.

The Company recognizes revenue from the sale of products to distributors, including supplies and accessories, once shipment has occurred, (as the Company's general terms are FOB shipping point. ), and all of the conditions of SAB 101 have been met. The Company's distributors do not have rights of return or cancellation. Revenue from distributors which does not meet all of the requirements of SAB 101 are deferred and recognized upon the sale of the product to the end user.

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

revenue (quarterly analysis) > Revenue and units shipped by quarter for the year 2000 is shown in the attached table:

               Revenue by product line for the three months ended
                             (Amounts in thousands)

                                         Mar. 31, 2000    Jun. 30, 2000    Sep. 30, 2000   Dec. 31, 2000
                                         -------------    -------------    -------------   -------------
ZEUS robotic and surgical systems           $   (48)          $2,779          $3,236          $5,415
AESOP robotic and surgical systems              696            1,798           1,796           1,306
HERMES voice control center                    (113)             587             469             535
Development revenue                             365              334             183             128
Recurring revenue                               468              464             527             807
                                            -------           ------          ------          ------
                                            $ 1,368           $5,962          $6,211          $8,191
                                            =======           ======          ======          ======

            Units shipped by product line for the three months ended

                                         Mar. 31, 2000    Jun. 30, 2000    Sep. 30, 2000   Dec. 31, 2000
                                         -------------    -------------    -------------   -------------
ZEUS robotic and surgical systems             --                 6                6              10
AESOP robotic and surgical systems            12                31               29              26
HERMES voice control center                   --                59               40              56

The company does not feel that there are material seasonal trends. Since the first quarter of 1998, the company has had quarter over quarter increases in revenues in all but three quarters. The Company is penetrating only a small fraction of the total potential market for our products. We encounter no direct competition for our AESOP or HERMES products. We have only one competitor for our ZEUS product. Because our AESOP, HERMES, and ZEUS products are comprised of relatively new technologies, and because the current customer profiles are made up of early adopters that share our pioneering vision for these new technologies, we do not believe that there is any statistical significance to our quarterly increase or decrease variations in business levels. Our challenges in increasing market share today involve market acceptance and adoption of these new technologies. We believe that statistical significance in any increases or decreases will not occur until the larger mass market acceptance and adoption of our products takes place. In addition, the sales cycle for capital medical equipment, especially innovative equipment such as that offered by the Company, has at least a three to six month selling cycle. Thus, sales in the fourth quarter originate in the third quarter, and sales in the first quarter originate in the forth quarter of the prior year. In the fourth quarter, prospecting for new sales will fall off since the focus is on closing sales for the current calendar year and the fewer working days available due to the holiday season.

With the above understanding, the following analysis of the quarterly revenue changes is as follows:

first quarter 2000 > Revenue decreased $2,584,000 (65%) to $1,368,000 for the three months ended March 31, 2000 from $3,952,000 for the same period in 1999. The Company's HERMES and ZEUS product lines were principally responsible for the revenue decrease. HERMES revenue of ($113,000) resulted from a retroactive price adjustment on units sold in previous periods along with no significant systems shipped to the Company's OEM initial HERMES alliance partner, Stryker Corporation. ZEUS revenue of ($48,000) for the quarter resulted from a charge to revenue for an under estimation of a product return. AESOP revenue of $696,000 decreased over the prior quarter level mainly as a result of lower unit sales. During the forth quarter of 1999 and the first quarter of 2000 the Company was re-training its sales force and focusing its efforts on new products, which added to the reduced revenues in the quarter.

Second quarter 2000 > Revenue increased $4,594,000 (336%) to $5,962,000 for the three months ended June 30, 2000 from the prior quarter. The Company's ZEUS and AESOP product lines were principally responsible for the revenue increase. ZEUS revenue of $2,779,000 for the quarter increased $2,827,000 from prior quarter and resulted mainly from shipments of four (4) systems and related equipment to Kino Corporation and two (2) systems shipped to customers in the United States. AESOP revenue of $1,798,000 for the quarter increased $1,102.000 over the previous quarter mainly as a result of an increased sales effort worldwide resulting in additional systems sold in the quarter. HERMES revenue of $587,000 for the quarter increased $700,000 from prior quarter due to increased demand from our HERMES alliance partner, Stryker Corporation. Development revenues of $ 334,000 declined $31,000 from the prior quarter as these revenues will decrease over time, as the agreements begin to expire through 2001. Recurring revenues of $464,000 declined $4,000 over the prior quarter.

third quarter 2000 > Revenue increased $249,000 (4%) to $6,211,000 for the three months ended September 30, 2000 from the prior quarter. The Company's ZEUS product line was principally responsible for the revenue increase. ZEUS revenue of $3,236,000 for the quarter increased $457,000 from the prior quarter resulted from higher average sales price on the same number of units sold. Revenues from our AESOP product line remained substantially unchanged during the quarter. HERMES revenue of $469,000 for the quarter decreased $118,000 from the prior quarter due to a decrease in orders from our HERMES alliance partner, Stryker Corporation. Development revenues of $ 183,000 declined $151,000 from the prior quarter as these revenues will decrease over time, as the agreements expire through 2001. Recurring revenues of $527,000 increased $63,000 over the prior quarter, as the installed base of robotic systems increased leading to more demand for parts, accessories, supplies and service.

forth quarter 2000 > Revenue increased $1,980,000 (32%) to $8,191,000 for the three months ended December 31, 2000 from the prior quarter. The Company's ZEUS product line was principally responsible for the revenue increase. ZEUS revenue of $5,415,000 for the quarter increased $2,179,000 from the prior quarter resulted from increased demand for our product with ten (10) systems shipped in the quarter verses 6 systems each in the two previous quarters. AESOP revenue of $1,306,000 for the quarter decreased $490,000 from the prior quarter due to decreased domestic orders and a decrease in the average sales price as units sold internationally are at a lower price. HERMES revenue of $535,000 for the quarter increased $66,000 from the prior quarter due to increased in orders from our HERMES alliance partner, Stryker Corporation. Development revenues of $ 128,000 declined $55,000 from the prior quarter as these revenues will decrease over time, as the agreements expire through 2001. Recurring revenues of $807,000 increased $280,000 over the prior quarter, as the installed base of robotic systems increased leading to more demand for parts, accessories, supplies and service.

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

The Company recognizes revenue from the sale of products to end-users, including supplies and accessories, once shipment has occurred , (as the Company's general terms are FOB shipping point. In those few cases where the customers terms are FOB their plant, revenue is not recognized until the Company receives a signed delivery and acceptance certificate), and all of the conditions of SAB 101 (items a). through d). as identified above) have been met. Revenue is recognized from the performance of services as the services are performed.

The Company recognizes revenue from the sale of products to distributors, including supplies and accessories, once shipment has occurred, (as the Company's general terms are FOB shipping point ), and all of the conditions of SAB 101 have been met. The Company's distributors do not have rights of return or cancellation. Revenue from distributors which does not meet all of the requirements of SAB 101 are deferred and recognized upon the sale of the product to the end user.

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


DECEMBER 31,                                  2000       1999      1998
                                              -----      -----     -----
Expected life (years)                          7.0        7.0       7.0
Interest rate                                  5.8%       5.5%      5.5%
Volatility                                    63.0%      63.0%     40.0%
Dividend yield                                 0.0%       0.0%      0.0%
                                              -----      -----     -----

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

NOTE 4: DIVIDEND TO WARRANT HOLDERS

On August 31, 2000, the Company offered current warrant holders an incentive to exercise their warrants. On all warrants exercised prior to September 22, 2000 an additional five year warrant would be issued for 55% of the total warrants exercised. Warrants totaling 657,332 shares were exercised and new five year warrants totaling 361,530 shares were issued at $9.178 per warrant. The exercise price per share for all shares of common stock subject to the additional warrants is 110% of the average closing price per share as reported on the Nasdaq National Market for the ten trading days prior to August 31, 2000. The fair market value of the warrants at the grant date was estimated using the Black-Scholes valuation model of $1,362,000, which was charged to accumulated deficit and credited to additional paid-in capital. The Company relied on the exemption provided by Section 4(2) of the Securities Act of 1933 in connection with the issuance of the new 5-year warrants. No underwriters were engaged in connection with this offering. Proceed from the conversion of the original warrants, and proceeds to be paid to the Company upon the exercise of the replacement warrants, have been used and shall continue to be used for working capital and other general corporate purposes.

NOTE 5: INCOME TAX PROVISION

Income tax for all years presented consisted of minimum state income and franchise taxes. Net deferred income tax assets at December 31, 2000 and 1999 consisted of the following:

                                                  2000              1999
                                              ------------      ------------
Allowance for doubtful accounts               $  1,038,000      $    504,000
Accrued liabilities                                684,000            715,000
Depreciation and amortization                      432,000            137,000
Uniform capitalization costs                             -            358,000
Net operating loss carryforwards                18,737,000          12,854,00
Tax credits                                      2,607,000          1,530,000
Deferred revenue                                         -            513,000
Capitalized research and development costs       2,356,000          1,094,000
Other                                              264,000            382,000
                                              ------------       ------------
Total deferred income tax asset                 26,118,000         18,087,000
Valuation reserve                              (26,118,000)       (18,087,000)
                                              ------------       ------------
Net deferred income tax asset                 $          -       $          -
                                              ============       ============

The income tax provision reconciles to the amount computed by applying the federal statutory rate to loss before taxes as follows:

                                     2000           1999           1998
                                 -----------    -----------    -----------
Expected federal benefit         $(5,551,000)   $(4,541,000)   $(3,917,000)
State income taxes, net of
  federal income tax effect           24,000         20,000         25,000
Tax benefits not recognized        5,551,000      4,541,000      3,917,000
                                 -----------    -----------    -----------
Income tax provision             $    24,000    $    20,000    $    25,000
                                 ===========    ===========    ===========

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