Form 10-K405/A, Exhibit 13
period 2000-12-31
COMPUTER MOTION INC
filed 2001-08-30
CIK 906829

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

The Company applies the provisions of Staff Accounting Bulleting No. 101 (SAB
101) when recognizing revenue. SAB 101 states that revenue generally is realized or realizable and earned when all of the following criteria are met: a) persuasive evidence of an arrangement exists, b) delivery has occurred or the services have been rendered, c) the seller's price to the buyer is fixed or determinable, and d) collectibility is reasonably assured.

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

The Company recognizes revenue from the sale of products to distributors, including supplies and accessories, once shipment has occurred, (as the Company's general terms are FOB shipping point. ), and all of the conditions of SAB 101 have been met. The Company's distributors do not have rights of return or cancellation. Revenue from distributors which do not meet all of the requirements of SAB 101 are deferred and recognized upon the sale of the product to the end user.

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

               Revenue by product line for the three months ended
                             (Amounts in thousands)

                                        Dec. 31, 1999    Mar. 31, 2000    Jun. 30, 2000    Sep. 30, 2000   Dec. 31, 2000
                                        -------------    -------------    -------------    -------------   -------------

ZEUS robotic and surgical systems           $1,770          $   (48)          $2,779          $3,236          $5,415
AESOP robotic and surgical systems           1,987              696            1,798           1,796           1,306
HERMES voice control center                   (166)            (113)             587             469             535
Development revenue                            171              365              334             183             128
Recurring revenue                              287              468              464             527             807
                                            ------          -------           ------          ------          ------
                                            $4,029          $ 1,368           $5,962          $6,211          $8,191
                                            ======          =======           ======          ======          ======

            Units shipped by product line for the three months ended

                                        Dec. 31, 1999    Mar. 31, 2000    Jun. 30, 2000    Sep. 30, 2000   Dec. 31, 2000
                                        -------------    -------------    -------------    -------------   -------------
ZEUS robotic and surgical systems                3            --                 6                6              10
AESOP robotic and surgical systems              26            12                31               29              26
HERMES voice control center                     --            --                59               40              56

The Company does not believe that there are material seasonal trends. Since the first quarter of 1998, the company has had quarter over quarter increases in revenues in all but three quarters. The Company is penetrating only a small fraction of the total potential market for our products. We encounter no direct competition for our AESOP or HERMES products. We have only one competitor for our ZEUS product. Because our AESOP, HERMES, and ZEUS products are comprised of relatively new technologies, and because the current customer profiles are made up of early adopters that share our pioneering vision for these new technologies, we do not believe that there is any statistical significance to our quarterly increase or decrease variations in business levels. Our challenges in increasing market share today involve market acceptance and adoption of these new technologies. We believe that statistical significance in any increases or decreases will not occur until the larger mass market acceptance and adoption of our products takes place. In addition, the sales cycle for capital medical equipment, especially innovative equipment such as that offered by the Company, has at least a three to six month selling cycle. Thus, sales in the fourth quarter originate in the third quarter, and sales in the first quarter originate in the fourth quarter of the prior year. In the fourth quarter, prospecting for new sales tend to fall off since the focus is on closing sales for the current calendar year and the fewer working days available due to the holiday season.

With the above understanding, the following analysis of the quarterly revenue changes is as follows:

first quarter 2000 compared to fourth quarter 1999 > . Revenue decreased $2,681,000 (66%) to $1,368,000 for the three months ended March 31, 2000 from $4,049,000 for the fourth quarter 1999. The Company's HERMES and ZEUS product lines were principally responsible for the revenue decrease. HERMES revenue of ($113,000) resulted from a retroactive price adjustment on units sold in previous periods along with no significant systems shipped to the Company's OEM initial HERMES alliance partner, Stryker Corporation. In January 2000, one of the Company's major distribution partners sent notification to the Company that they had discovered additional Hermes units not previously accounted for as demonstration units, which had also been issued to salespeople for the purpose of demonstration. The Company agreed and issued a credit memorandum in the amount of $122,315. ZEUS revenue of ($48,000) for the quarter resulted from a charge to revenue for an under estimation of a product return. AESOP revenue of $696,000 decreased over the prior quarter level mainly as a result of lower unit sales, as prospecting for new sales tends to fall off since the focus in on closing sales for the current calendar year and the fewer working days available due to the half-day season. During the fourth quarter of 1999 and the first quarter of 2000 the Company was re-training its sales force and focusing its efforts on new products, which added to the reduced revenues in the quarter.

second quarter 2000 compared to first quarter 2000 > Revenue increased $4,594,000 (336%) to $5,962,000 for the three months ended June 30, 2000 from the prior quarter. The Company's ZEUS and AESOP product lines were principally responsible for the revenue increase. ZEUS revenue of $2,779,000 for the quarter increased $2,827,000 from prior quarter and resulted mainly from shipments of four (4) systems and related equipment to Kino Corporation and two (2) systems shipped to customers in the United States. AESOP revenue of $1,798,000 for the quarter increased $1,102,000 over the previous quarter mainly as a result of an increased sales effort worldwide resulting in additional systems sold in the quarter. HERMES revenue of $587,000 for the quarter increased $700,000 from prior quarter due to increased demand from our HERMES alliance partner, Stryker Corporation. Development revenues of $ 334,000 declined $31,000 from the prior quarter as these revenues will decrease over time, as the agreements begin to expire through 2001. Recurring revenues of $464,000 remained relatively constant quarter to quarter.

third quarter 2000 compared to second quarter 2000 > Revenue increased $249,000 (4%) to $6,211,000 for the three months ended September 30, 2000 from the prior quarter. The Company's ZEUS product line was principally responsible for the revenue increase. ZEUS revenue of $3,236,000 for the quarter increased $457,000 from the prior quarter resulting from higher average sales price on the same number of units sold. Revenues from our AESOP product line remained substantially unchanged during the quarter. HERMES revenue of $469,000 for the quarter decreased $118,000 from the prior quarter due to a decrease in orders from our HERMES alliance partner, Stryker Corporation. Development revenues of $183,000 declined $151,000 from the prior quarter as these revenues will decrease over time, as the agreements expire through 2001. Recurring revenues of $527,000 increased $63,000 over the prior quarter, as the installed base of robotic systems increased leading to more demand for parts, accessories, supplies and service.

fourth quarter 2000 compared to third quarter 2000 > Revenue increased $1,980,000 (32%) to $8,191,000 for the three months ended December 31, 2000 from the prior quarter. The Company's ZEUS product line was principally responsible for the revenue increase. ZEUS revenue of $5,415,000 for the quarter increased $2,179,000 from the prior quarter resulted from increased demand for our product with ten (10) systems shipped in the quarter versus six (6) systems each in the two previous quarters. AESOP revenue of $1,306,000 for the quarter decreased $490,000 from the prior quarter due to decreased domestic orders and a decrease in the average sales price as units sold internationally are at a lower price. HERMES revenue of $535,000 for the quarter increased $66,000 from the prior quarter due to increased in orders from our HERMES alliance partner, Stryker Corporation. Development revenues of $ 128,000 declined $55,000 from the prior quarter as these revenues will decrease over time, as the agreements expire through 2001. Recurring revenues of $807,000 increased $280,000 over the prior quarter, as the installed base of robotic systems increased leading to more demand for parts, accessories, supplies and service.

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

The Company products are generally shipped FOB shipping point, with terms from 30 to 90 days for domestic sales and 90-180 days for foreign sales based on an acceptable credit determination and in accordance with SAB 101.

The Company has experienced significant increases in sales to foreign customers. In addition, sales in the last four months of 2000 were $13,359,000 (61%) compared to sales of $8,373,000 (39%) in the first eight months of 2000. Furthermore, 33% of the sales occurred within the last three weeks of the year. As a result of the increase in sales to foreign customers along with the increase in sales in the last four months of the year resulted in accounts receivables $11,058,000, (net of deferred revenues of $1,059,000), representing 83% of the last four months sales at December 31, 2000.

Due to the significant percentage of 2000 revenues recognized in the last four months of the year and the 90 to 180 payment terms for foreign customers accounts receivable at 12/31/00 comprised approximately 55% of fiscal 2000 sales.

The pattern of substantial receivable balances will remain for an indeterminate time due to the following factors: (1) A substantial portion of the revenues recognized are shipped in the last month of each quarter and (2) Terms with foreign customers are expected to remain at 90 to 180 days. Cash outflow from purchases of plant and equipment was $2,763,000 in 2000. The Company currently has no material commitments for capital expenditures. For the year ended December 31, 2000, net cash provided by financing activities of $11,324,000 was primarily the result of equity offerings and debt incurred during the course of the year. In May 2000 the Company announced signing a stock purchase agreement with Kino Corporation for the sale and issuance of up to $2,000,000 of the Company's common stock. In November 2000, the parties mutually agreed to terminate this stock purchase agreement prior to performing any obligations thereunder.

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

Non-employee Option Grants

Pursuant to the terms of the plans, in 1999 the Company issued 77,500 options to non-employees. The fair market value of the stock options on the grant date was calculated to be $285,000 under the Black-Scholes valuation model. Compensation expense of $71,000 and $0 was recognized in 2000 and 1999, respectively for options granted in 1999.

In 2000, the Company issued 92,000 options to non-employees. The fair market value of the stock options on the grant date was calculated to be $320,000 under the Black-Scholes valuation model. Compensation expense of $33,000 was recognized in 2000 for options granted in 2000.

In accordance with EITF No. 96-18, and SFAS No. 123, compensation expense related to non-employee options grants is recognized over the related vesting period as this method approximates the recognition of compensation expense over the service period.

Employee Option Grants

In 1996 and 1997 the Company issued certain common stock, warrants and granted certain stock options to employees and directors at prices less than the estimated fair market value of the common stock. The difference between the issuance or grant price and the estimated fair market value at the date of issuance or grant is reflected as compensation expense. Compensation expense of $143,000, $236,000 and $628,000 was recognized in 2000, 1999 and 1998, respectively. At December 31, 2000 deferred (unamortized) compensation expense relating to stock options granted to employeeswas $104,000 and will be recognized as compensation expense in 2001.

In accordance with APB No. 25, compensation expense related to employee option grants is recognized over the related vesting period.

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